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03024198

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME John Keells Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3854 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/1/03

JOHN KEELLS HOLDINGS LIMITED

Annual Report 2002/2003




John
Keells
Holdings

John Keells Holdings

BONUS ISSUE OF
ONE NEW ORDINARY SHARE FOR
EVERY FOUR EXISTING ORDINARY SHARES HELD

130, Glennie Street, Colombo 2, Sri Lanka

CIRCULAR TO SHAREHOLDERS

02nd June 2003

Dear Sir/Madam

CAPITALISATION OF RESERVES AND ISSUE OF BONUS SHARES

The Board of Directors of your Company is pleased to recommend to the shareholders a Bonus Issue of Forty Six Million Nine Hundred and Thirty Six Thousand Two Hundred and Fifty Five (46,936,255) fully paid Ordinary Shares of Rupees Ten (Rs. 10/-) each to the holders of Ordinary Shares in the Company in the proportion of One (1) new Ordinary Share for every four (4) existing Ordinary Shares held, by capitalising a sum of Rupees Four Hundred and Sixty Nine Million Three Hundred and Sixty Two Thousand Five Hundred and Fifty (Rs. 469,362,550/-) being part of the total amount of Rupees Nine Hundred and Twenty Million Seven Hundred and Ninety Eight Thousand and Thirty Nine (Rs. 920,798,039/-) standing to the credit of the Share Premium Account in the books of the Company as at 08th May 2003.

These new shares, upon allotment, will rank pari passu in all respects with the existing issued Ordinary Shares of the Company including the right to participate in any dividend declared after the date of the issue.

In allocating Bonus Shares the shareholding of the shareholder, as appearing in the Central Depository Systems (Pvt) Ltd (CDS) and the Shareholders Register maintained by the Company will be aggregated in so far as the identity of such shareholders is verifiable from the information available with the Company.

Fractional entitlements of Ordinary Shares will not be allotted to the relevant shareholders. Instead, the sum total of each fraction of shares will be allotted to the person(s) nominated as Trustees by the Directors. These shares will subsequently be sold and the net sale proceeds will be distributed to the members in the proportion of their fractional entitlement.

An application has been made to the Colombo Stock Exchange for a quotation of the new Ordinary Shares and this application has been provisionally approved. Once the requisite resolutions have been passed by the shareholders the Board will allot the new shares and issue Letters of Allotment to the shareholders, according to their entitlement with provision for splitting and renunciation.

Please see your Letter of Allotment for instructions, which will be posted to you after the Extraordinary General Meeting to be held for this purpose. The share certificates will be issued within 7 market days from the last date of renunciation.

The requisite resolution to give effect to the above mentioned Bonus Issue is set out in the attached Notice convening the Extraordinary General Meeting. Members who are unable to attend the meeting in person are requested to complete the enclosed Form of Proxy (in accordance with the instructions specified therein) and deposit it at the registered office of the Company not less than 48 hours before the time appointed for the meeting.

BY ORDER OF THE BOARD
JOHN KEELLS HOLDINGS LIMITED

SECRETARIES
KEELLS CONSULTANTS LIMITED

FORM OF PROXY

I/We the undersigned, ……………………………………………………………… of

……………………………………………………………………………… being a member/s of

John Keells Holdings Limited hereby appoint:

……………………………………………… of ……………………… or failing him/her

MR. VIVENDRA LINTOTAWELA	of Colombo	or failing him
MR. SUSANTHA CHAMINDA RATNAYAKE	of Colombo	or failing him
MR. AJIT DAMON GUNEWARDENE	of Colombo	or failing him
MR. GERARD SUMITHRA ABEYWARDANE GUNESEKERA	of Colombo	or failing him
MR. JAMES RONNIE FELITUS PEIRIS	of Colombo	or failing him
MR. TARUN DAS	of Colombo	or failing him
MR. SARAVANAMUTHU EASPARATHASAN	of Colombo	or failing him
MR. EMMANUEL FRANKLYN GAMINI AMERASINGHE	of Colombo	

as my/our proxy to represent me/us and vote on my/our behalf at the Extraordinary General Meeting of the Company to be held at 10.30 a.m. on Friday, 27th June 2003 at the Ceylon Chamber of Commerce, Navam Mawatha, Colombo 2 and at any adjournment thereof, and at every poll which may be taken in consequence thereof.

I/We, the undersigned, hereby direct my/our proxy to vote for me/us and on my/our behalf on the specified Resolution as indicated by the letter "X" in the appropriate cage:

	For	Against
ORDINARY RESOLUTION		
CAPITALISATION OF RESERVES AND ISSUE OF BONUS SHARES	☐	☐

Signed on this ………………… day of ……………………… in the year Two Thousand and Three .

____

Signature of Shareholder

NOTE: INSTRUCTIONS AS TO COMPLETION OF PROXY FORM ARE NOTED ON THE REVERSE HEREOF.

INSTRUCTIONS AS TO COMPLETION OF PROXY

1. Please perfect the Form of Proxy after filling in legibly your full name and address, by signing in the space provided and filling in the date of signature.

2. Please return the completed Form of Proxy to the Company, after indicating your instructions by letter "X" in the box given against the resolution in the body of the form overleaf. If there is any doubt as to how the Proxy should vote, the Proxy holder will vote as he/she thinks fit.

3. The completed Form of Proxy should be deposited at the Registered Office of the Company, 130, Glennie Street, Colombo 2, not later than 48 hours before the time appointed for the holding of the Meeting.

4. If the Form of Proxy is signed by an Attorney, the relative Power of Attorney should accompany the completed Form of Proxy for registration, if such Power of Attorney has not already been registered with the Company.

5. If the Shareholder is a company or body corporate, the Form of Proxy should be executed under its Common Seal in accordance with its Articles of Association or Constitution.

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Shareholders of the Company will be held on 27th June 2003 at the Ceylon Chamber of Commerce, Navam Mawatha, Colombo 2 at 10.30 a.m. for the purpose of considering, and if thought fit, passing the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION TO CAPITALISE RESERVES AND TO ISSUE SAME AS BONUS SHARES

"That a sum of Rupees Four Hundred and Sixty Nine Million Three Hundred and Sixty Two Thousand Five Hundred and Fifty (Rs. 469,362,550/-) being part of the total amount standing to the credit of the Share Premium Account in the books of the Company as at 08th May 2003 be appropriated as capital to and amongst the Shareholders or to their nominees at the end of trading on 09th June 2003, in accordance with the respective rights to which they are entitled upon a capilisation of Reserves and be applied in paying up in full on behalf of the said Shareholders Forty Six Million Nine Hundred and Thirty Six Thousand Two Hundred and Fifty Five (46,936,255) Ordinary shares of Rupees Ten (Rs. 10/-) each in the capital of the Company, thereby increasing the Issued Share Capital from Rupees One Billion Eight Hundred and Seventy Seven Million Four Hundred and Fifty Thousand One Hundred and Ninety (Rs. 1,877,450,190/-) to Rupees Two Billion Three Hundred and Forty Six Million Eight Hundred and Twelve Thousand Seven Hundred and Forty (Rs. 2,346,812,740/-) and that such Ordinary Shares be issued and distributed as fully paid Ordinary Shares amongst such shareholders or their nominees in the proportion of one (1) new Ordinary Share for every four (4) existing Ordinary Shares of Rupees Ten (Rs. 10/-) each held as at the said date, in satisfaction of their respective share and interest in the said capitalised sum and so that the new Ordinary Shares shall be issued on terms that the new Ordinary Shares so issued shall rank pari passu in all respects, including the right to participate in any dividend declared after their issue, with the existing issued Ordinary shares of Rupees Ten (Rs. 10/-) each in the capital of the Company."

BY ORDER OF THE BOARD
JOHN KEELLS HOLDINGS LIMITED

SECRETARIES
KEELLS CONSULTANTS LIMITED

Colombo
02nd June 2003

Note: A member who is unable to attend the meeting is entitled to appoint a proxy to attend and vote in his or her place. A proxy need not be a member of the Company. A Form of Proxy accompanies this Notice.


John
Keells
Holdings

Beyond the Line



A thin line separates one large blue expanse from another - the horizon; representing the ultimate end, that continues to stretch into the distance as you move towards it. There is nevertheless another blue entity that constantly works towards attaining this very goal, setting new horizons for itself as it moves forward. **John Keells Holdings,** the country's largest quoted conglomerate, takes pride in setting and achieving ever-higher standards, continuously raising the bar of excellence.

Contents

Our Vision

To house a portfolio of diversified businesses that lead in strategic growth sectors of the economy and to be globally recognised.

Our Values

- We recognise the primary reason for our existence is to create value for our shareholders, consistently striving to exceed the returns of comparable organisations.
- We visualise our businesses through the eyes of our customers, towards performing beyond their expectations.
- We value all our employees, linking rewards exclusively with performance and respecting the right of each individual to seek opportunities for his/her career development within the organisation.
- We believe that we must constantly reinvent ourselves, embracing new technology and change, which will ensure that the performance of our various businesses is at the forefront of industry.
- We are committed to the upliftment of the community within which we operate and are always conscious of the need to protect and safeguard the environment in which we do business.
- We adhere to the highest levels of integrity, transparency and ethical conduct in all our endeavours.

Financial Achievements and Goals

Indicator (%)	Achievement		Goal
	FY03	FY02	
Return on Equity	14.6	6.7	17 [1]
Pre-tax Return on Capital Employed	14.4	9.2	16 [2]
EPS Growth	140.8	(30.8)	> 20
Dividend Rate	20.0	20.0	20
Debt / Equity	42.0	43.1	100

1. Long term risk free rate (5yr T-bond) plus 5% market risk premium plus 2% value creation
2. Pre-tax WACC plus 2% value creation

Year ended 31 March		2003	2002[1]	% Change
Earnings Highlights and Ratios				
Group Revenue	Rs.'000s	16,784,203	11,777,320	42.5
Group Revenue including Associates	Rs.'000s	19,273,933	14,724,211	30.9
Group Profit before Interest and Tax	Rs.'000s	2,138,333	1,206,287	77.3
Group Profit before Tax	Rs.'000s	1,808,855	882,555	105.0
Group Profit after Tax	Rs.'000s	1,493,018	592,347	152.1
Group Profit attributable to Shareholders	Rs.'000s	1,323,425	543,381	143.6
Dividends (Net)	Rs.'000s	342,203	329,869	3.7
Earnings per Share	Rs.	7.08	2.94	140.8
Interest Cover	No. of Times	6.5	3.7	75.7
Return on Equity (ROE)	%	14.6	6.7	117.9
Pre-tax Return on Capital Employed (ROCE)	%	14.4	9.2	56.5
Balance Sheet Highlights and Ratios				
Total Assets	Rs.'000s	20,103,547	21,143,614[2]	(4.9)
Total Debt	Rs.'000s	4,120,606	3,568,460	15.5
Net Debt	Rs.'000s	2,565,200	(781,752)[2]	N/A
Total Shareholders' Funds	Rs.'000s	9,814,048	8,284,149	18.5
No. of Shares in issue	'000s	187,647	185,345	1.2
Net Assets per Share	Rs.	52.3	44.7	17.0
Debt / Equity	%	42.0	43.1	(2.6)
Debt / Total Assets	%	20.5	16.9	21.3
Market / Shareholder Information				
Market Price of Share as at 31 March	Rs.	70.75	58.00	22.0
Market Capitalisation	Rs.'000s	13,276,024	10,750,061	23.5
Enterprise Value	Rs.'000s	15,841,225	9,968,310	58.9
Total Shareholder Return	%	25.4	79.1	N/A
Price Earnings (PER)	No.of Times	10.0	19.7	N/A
EV / EBITDA	No.of Times	5.5	5.1	7.8
Dividend Payout	%	25.9	60.7	N/A
Dividends per Share (Gross)	Rs	2.0	2.0	-
Dividend Yield	%	2.8	3.5	(20.0)
Other				
Total Value Added	Rs.'000s	6,287,559	5,131,195	22.5
Employees	Rs.'000s	2,730,716	2,489,107	9.7
Government	Rs.'000s	996,325	970,216	2.7
Others	Rs.'000s	2,560,518	1,671,872	53.2
Total Employees (excluding Associates)	Number	18,583	19,405	(4.2)

[1] *The 2002 comparatives include balances of Waldock Mackenzie Ltd which was disposed in the current financial year.*

[2] The 2002 comparatives include a balance of Rs. 3,031,599 of marketable securities held by Waldock Mackenzie Ltd.



To our shareholders, customers, employees and all other stakeholders,

2003 has been a year of exceptional achievement.

Amidst an improving economic backdrop, it was a year that saw our prudent but astute decisions of the past bear fruit, re-affirming that the JKH business model works, and that the team at JKH delivers.

JKH's consolidated net profits grew by 143.6% to Rs.1.3bn, a record. Although revenue increased by 42.5% to Rs.16.8bn, operating profits grew by 75.6% to Rs.1.7bn, highlighting a strong improvement in operating margins. Pre-Tax Return on Capital Employed also improved to 14.4% from 9.2% last year, while our Return on Equity increased to 14.6% from 6.7%.

The JKH share price appreciated by 22% during the year, outperforming the market. Your company has declared a final dividend of 10%, which once approved, would result in a total dividend per share of Rs.2.00 for the financial year. A scrip dividend of 1:4 was also announced in May 2003. Total Shareholder Return (TSR) for the year was 25%, while shareholders who have held our share for the past three years would have earned a compound annual TSR of 25% as well.

Strong contributions to profit growth were witnessed from virtually all sectors during the past year. The strength of the *Keells* and *Elephant House* brands was manifest in the steady performance of the **Food and Beverage** sector, which also benefited from new product launches and enhanced labour efficiencies. Our successful bid for Lanka Marine Services (LMS), the local bunkering monopoly in August 2002, added another feather to our cap. This, together with increased capacity at SAGT, were the key drivers behind the more than doubling of profits in the **Transportation** sector. Our **Leisure** sector enjoyed the dividends of the ongoing ceasefire, with tourist arrivals surging 43% during the year. Both the **IT and Financial Services** sectors also returned to profitability, the former on the back of more focused marketing initiatives, while the latter benefited from improved market share and strategic acquisitions. Our **Plantation** sector however, remained depressed due to wage issues and unfavourable tea prices.

During the year, Fitch Ratings Lanka Ltd changed JKH's credit rating from SL AAA to SL AA+ given our increased exposure to debt as a result of recent investments. We believe the cost of maintaining an SL AAA rating in terms of the stringent balance sheet and cash flow requirements, are inconsistent with JKH's future growth strategies.

There is much to be optimistic about, should peace prevail.

Peace negotiations between the government and the LTTE have already contributed significantly towards healing the economic woes of the recent past. Economic growth rebounded to 4.0% in 2002 from a contraction of 1.5% in 2001. Defence spending has fallen significantly during the past three years, helping interest rates to ease by over 1,300 bps from the highs of early 2001. Tourist arrivals have also risen sharply. These are merely a few glimpses of what peace could offer. Moreover, with the country being thrust into international focus, investor and donor interest should continue to increase. Such potential fund flows would be essential to re-construct the frayed economic and humanitarian conditions of the previously war-torn areas. Hence, the stakes remain high on the success of the present peace process. Naturally, global developments could also have a significant bearing on our performance.

"Our successful bid for Lanka Marine Services (LMS), the local bunkering monopoly in August 2002, added another feather to our cap."

We remain your best bet on the economy...

Given our presence in the key growth sectors of the local economy, we are ideally poised to reap the benefits of an economic resurgence. With tourist arrivals expected to hit record levels this year, our local leisure sector is well positioned, with a number of resorts in strategic locations around the country and a new promotional concept *Experience Life Our Way,* backed by the country's largest Destination Management Companies. The numbers of holidaymakers to the North and East areas have risen to their highest levels in two decades, and we anticipate our newly re-furbished hotel in Trincomalee to be a key performer in the future.

With our investments in the Port of Colombo, marine fuel facility, airline GSAs, shipping agencies, freight forwarding and international courier services, JKH has a presence in virtually all facets of international transportation. The sector will undoubtedly be a key beneficiary of the likely pick up in trade activity and business confidence.

Owning two of the best-known F&B brands in the country, the pick up in consumer demand has a natural positive impact on our bottomline. While carbonated beverages and ice creams remain our core businesses in this sector, given the growing sophistication of consumers and their increasing need for convenience, we believe growth going forward would be through organised retailing.

Our presence in the country's financial services sector continues to grow. We remain convinced of the significant growth potential in the sector, especially given likely improved business confidence, and are exploring opportunities to strengthen our presence in this sector through organic growth and acquisitions.

.... but we seek to deliver both in good times and in bad.

As a conglomerate, we have an unmitigated responsibility to generate steady returns, irrespective of broader economic conditions. As we pledged in last year's report, we have attempted to skew our portfolio towards the less cyclical areas of the economy. The acquisition of LMS and a more aggressive focus on marketing our IT services are a few such initiatives. The continuing efforts of our F&B and Leisure sectors to enhance their presence in the region are also aimed at increasing the Group's foreign currency revenue, thus attempting to hedge our earnings against domestic macro conditions.

Our vision propels us toward a continuous and untiring endeavour to think differently. Despite many conglomerates resorting to focus strategies, we are confident that diversification will remain our formula for generating superior shareholder returns. We continue to be on the look out for avenues of growth, both organic, as well as through potential new areas of diversification.

We believe our strength lies in identifying under-performing acquisition targets and converting these into significant value creators. Our track record proves this.

However, we also recognise that active portfolio management is the key to successful diversification. While we remain on a constant lookout for new opportunities, our periodic critical evaluation of all sectors and businesses, seeks to ensure that the Group does not carry any underperformers. These reviews highlight whether all business units meet the required return targets, and enable management to align the goals of JKH's wide and varied businesses, as well as address issues related to balancing overall portfolio risk.

As a corporate, we aim to go 'beyond the line'

- the horizon; thus constantly setting higher standards for ourselves. Despite our excellent performance this year, we are not complacent, and will strive to reach higher levels of profitability and efficiency. We acknowledge that even though JKH posted a significant growth in bottomline profits this year, the resultant pre-tax ROCE of 14.4% is below our goal of 16%. We recognise that such underperformance cannot continue and have indeed put into place internal systems and processes to counter this, with emphasis on operating cost efficiencies. These seek to align the goals of our diverse business units, with those of the Group, driving home the mantra that asset productivity should receive equal, if not greater importance than profit growth. Moreover, as the success of our organisation is in no small part due to our immensely talented team, we are also striving to ensure that corporate and employee goals are aligned in meeting the set targets.

Notwithstanding the record profits earned this year, we mandated the Boston Consulting Group (BCG) to help institutionalise portfolio evaluation and improve our internal operating model. BCG has provided us with valuable insights on international analogues and best practices, thus aiding us in mapping the optimum future business model for JKH.

"... our strength lies in identifying under-performing acquisition targets and converting these into significant value creators."

Profits, yes - but not at the cost of credibility.

In today's business environment, the credibility of companies, and their leaders in particular, is at the heart of the concerns expressed by investors, regulators, consumers and other interest groups. JKH perceives good corporate governance as being integral in building credibility and trust with all stakeholders and reducing our cost of capital. Our governance systems address issues such as the effectiveness and independence of the board, integrity and transparency in all financial and other transactions and our corporate responsibility to all stakeholders. Corporate governance may seem like a buzzword to many, but for us it is a way of life.

We recognise that the well-being of our community and the broader environs in which we operate, are inexorably linked with the fortunes of our corporate existence. Our involvement in the community reaches beyond mere financial handouts, and seeks to create a greater social impact in the areas of education, health, environment, culture and sports. Of course, we could do more.

In conclusion, I take this opportunity to congratulate Susantha Ratnayake and Ajit Gunawardene on being appointed as Joint Managing Directors of JKH and welcome Ronnie Peiris to the Executive Board as Group Finance Director. Formerly Managing Director of Anglo American Corporation (Central Africa) and EXCO Member of Konkola Copper Mines plc, both in Zambia, Ronnie brings to the Group a wealth of knowledge and experience, as well as a fresh perspective. I also extend my gratitude to Jagath Fernando and Anushya Coomaraswamy, two of our long-standing colleagues, who resigned during the year. My thanks to Lalith de Mel as well for his valuable contribution to the Group over the past three years as a Non-Executive Director. Lalith has requested not to be considered for re-election due to other commitments.

I remain grateful to the members of the Board and all the employees, for their untiring efforts in taking the Group to greater heights. My colleagues and I are also greatly appreciative and honoured by the continued confidence and trust placed upon us by all our stakeholders.



V. Lintotawela
Chairman
26th May 2003



Food & Beverage


Elephant House
SUPER

Increased competition in some of the key segments did not deter the Food and Beverage (F&B) sector from posting reasonable returns for the year. Although soft drink and ice cream sales were exposed to adverse weather patterns during the latter months of 2002, the unrivalled strength and reputation of the *Elephant House* and *Keells* brands continued to secure us the lion's share of most of the F&B markets we operate in.

"... unrivalled strength and reputation of the Elephant House and Keells brands..."

Strength and Stability

Our presence in the sector is spearheaded by Ceylon Cold Stores (CCS), the manufacturer and marketer of carbonated beverages, ice creams and traditional processed meats.

Despite the entry of a new domestic competitor in the ice cream sector, innovative product launches, as well as our extensive distribution network, contributed towards the ice cream division reporting strong growth in both its bulk and on-premise operations.



Young consumers enjoy our soft drinks and ice creams in front of our newly opened Elephant House Super Pola in Colombo 06

The government's imposition of excise duty on carbonated soft drinks had an adverse impact on the total industry. However, with the launching of the new health drink *Peyawa*, the re-launching of *Lemon* and *Lime* drinks, a strong dealer network and innovative marketing strategies, the division was able to sustain its market leadership position. The re-opening of markets in the North and East of the country presented us with additional growth opportunities.

"The re-opening of markets in the North and East of the country presented us with additional growth opportunities."

The introduction of a Voluntary Retirement Scheme (VRS) last year, has brought about significant labour efficiencies at CCS. During the year, 75 more non-executive staff members accepted the VRS package, at a cost of Rs.39mn to the company, compared to 327 voluntary retirements under the same scheme in the preceding year, at a cost of Rs.150mn.

Key Portfolio Movements

- Exited from the vegetarian food franchise *Komala's*
- Opened the new *Elephant House Super-Pola*

Our supermarket chain, managed by Jaykay Marketing Services (JMS), remained profitable for the second successive year, following sustained cost rationalisation and consistent implementation of best practices. During the year, JMS pioneered online supermarket ordering in Sri Lanka, with the service initially being targeted at overseas customers requiring delivery within the country, but subsequently made available to local consumers too.

Keells Food Products (KFP), our processed meats division, reported reduced losses compared to the previous year, having successfully resolved the industrial dispute that had affected production previously. The absence of last year's prolonged power outages and a recovery in sales to the Leisure sector made significant contributions towards this result. New product launches further helped support volume growth and retain KFP's market leadership position. The trusted quality and reputation of Keells meat products has meanwhile helped the company tie-up with another supermarket chain, permitting KFP to operate delicatessens (meat/fish counters) on their premises.

Our *Pizza Hut* franchise, operated by Keells Restaurants (KRL) had another good year, posting strong growth. Some notable achievements during the year included being the first country in Asia to introduce the innovative 'Heated Pouch' for delivery and the launch of the online ordering system. During the year however, we exited from our vegetarian food franchise *Komala's*.

Old Brands - New Tastes

In taking our F&B sector *beyond the line* into the future, we will continue to employ a trusted old formula, by leveraging from our brands' reputation for 'quality and value for money'. This is the underlying strength of our presence in the F&B sector and we cannot re-iterate it enough. However, we remain constantly vigilant to the changing tastes and trends of our consumers; the increasing preference towards health foods, easy-to-prepare meals and convenience shopping, and increased emphasis on quality. We are acutely aware of the changing nature of our consumer base, which includes an increasing number of working mothers and male grocery shoppers, and the amplified growth momentum of the urban upper-middle-class population segment. Under the flagships of *Keells*, our 'premium quality' brand, and *Elephant House*, our 'value-for-money' brand, we continue to innovate, re-invent and re-launch products

"... constantly vigilant to the changing tastes and trends of our consumers..."

to suit the varying penchants of our consumers. This is, and will be, our formula for success.

As with all JKH Group companies, the underlying values of Ceylon Cold Stores (CCS) encompass continuously *raising the bar in standards of performance*. Although labour productivity has improved significantly over the past two years, there will thus be continued efforts towards generating higher returns on capital, with a further reduction in staff cadre also being planned.

Export sales of natural ginger based Elephant Ginger Beer (EGB) to the expatriate Sri Lankan community have been promising and export initiatives will be further strengthened to tap into potentially lucrative overseas markets.

Moreover, the sector plans to leverage its Elephant House brand in venturing into new but related F&B products in future product-extension strategies. In this respect, a consulting group has already concluded a comprehensive study on the development of the Elephant House brand strategy in the organised retailing industry.

"... continued efforts towards generating higher returns on capital..."

Amidst robust growth expectations for organised retailing, rising consumer incomes and increased demand for convenience, we believe that the supermarket industry in Sri Lanka is poised for take-off. While we will continue to offer value-added services and gain market share, we are also gearing ourselves for further expansion in this resilient industry. The latest addition to our supermarketing network is the Elephant House Super-Pola, which is managed by Jaykay Marketing Services. The first outlet was recently opened in Colombo 6 and more are planned during the course of the year.

Keells Food Products is currently studying its operating model with a view to leveraging its dominant market position and brand equity to develop a more lean and cost effective manufacturing process. While KFP's export sales have shown encouraging growth during the past two years, the company aims to further strengthen its distribution infrastructure in markets such as the UAE and India, which display promising long-term prospects.

"... we believe that the supermarket industry in Sri Lanka is poised for take-off..."

Our restaurant business is meanwhile set to focus on strategic brand marketing to strengthen the *Pizza Hut* image among the mass market, as well as introduce *new flavours to suit the local palate*. New outlets are also planned to take advantage of the growing demand for quality and convenience.

Financial Capsule

Indicators (Rs. '000s)	2002/03	2001/02	% Chg
Turnover	5,824,051	5,112,843	14
EBIT[1]	288,031	334,271	(14)
Total Assets	3,234,931	2,985,996	8
Net Assets	1,964,824	1,782,518	10
Capital Expenditure	273,674	149,128	84
No. of Employees	2,820	3,219	(12)
EBIT per Employee	88	57	54

1. EBIT is before VRS costs of Rs.39mn and Rs.150mn in 2002/03 and 2001/02 respectively.

5-Year Performance


Rs. mn
%
6,000
5,000
4,000
3,000
2,000
1,000
0
9
8
7
6
5
4
3
2
1
0
99
00
01
02
03
Turnover
PBT
PAT
PBT Margin

** Turnover and Employee numbers in the table and chart exclude those of Associates.*



Transportation



Having made strategic investments in ports and infrastructure over the past few years, the transportation sector has evolved into the most lucrative and fastest-growing segment of our portfolio. While the acquisition of Lanka Marine Services was undoubtedly the highlight of the year, the sector, comprising of three distinct SBUs - Airlines, Shipping and Ports and Logistics, achieved a near doubling of profits and accounted for over 57% of the Group's bottom line.

Much to be proud of...

Stages One and Two of South Asia Gateway Terminals (SAGT), engaged in the development of the Queen Elizabeth Quay (QEQ) at the port of Colombo, are now completely developed and fully equipped, with two more Super Post Panamax (SPP) quay cranes being commissioned in February 2003. SAGT now comprises of 940m length of quay (including 290m of wharf completed in April 2003 for Stage Three), dredged to a 15m depth, and is equipped with six SPP cranes and 28 Rubber Tyred Gantry cranes. It achieved a throughput of 560,000 TEU (Twenty foot Equivalent Units) in 2002, up 69% from the previous year, with profits in the financial year also nearly doubling.



The dominant presence of South Asia Gateway Terminals on the left of the Port of Colombo

A slight slowdown in earnings was experienced at SAGT during the fourth quarter of the financial year, with the signing of terminal services agreements by the Sri Lanka Ports Authority (SLPA) with a few shipping lines, offering enhanced discounts which resulted in the loss of some volumes. Though disturbed by the inability to effectively counter such moves by the SLPA in a proactive manner in the short term, we firmly believe that the high efficiencies and advantages at SAGT combined with the strengths of the partners in the consortium would serve the company in good stead and also help to increase total transhipment volumes in the port of Colombo. The purchase of a 90% stake in Lanka Marine Services (LMS), the former Ceylon Petroleum Corporation subsidiary, operating a marine fuel bunkering facility, proved to be yet another landmark acquisition for JKH in August 2002. The Rs1.2bn investment has already provided a significant boost to Group profitability this year with a further 5.79% stake being acquired from employees in March 2003. Substantial efficiency gains have swiftly been realised following the successful implementation of a VRS, introduction of new systems and processes in core business areas and increasing customer focus and orientation. P&O Nedlloyd Keells meanwhile expanded its market share, while spearheading profit growth in our shipping operations. Its principal P&O Nedlloyd was the single largest container shipping line operating through the port of Colombo in 2002, with total domestic and transhipment volumes exceeding 230,000 TEU in the calendar year.

" Stages One and Two of SAGT... are now completely developed and fully equipped... "

"... Walkers Air Services... secured the passenger GSA for Air Europe (Volare Group)..."

The sluggish trend in the aviation industry subsequent to the terrorist attacks in the USA in September 2000 had a negative impact on our airline agencies, particularly during the first half of the year. However, the improvement in sentiment towards the latter half of the year, and a credible performance on the air cargo front by Walkers Air Services, which also secured the passenger GSA for Air Europe (Volare Group) during the year, helped profits of the Airlines SBU to recover. Another highlight of the year was the establishment of a new venture between Mackinnons Travels and American Express International Inc, the world's largest travel company, under the name of Mackinnons American Express Travels, creating unrivalled travel possibilities for the domestic market in terms of airline and hotel bookings, car rentals and other tour arrangements.

"The Rs1.2 bn investment in LMS has already provided a significant boost to Group profitability... "

Our Integrated Logistics SBU, which encompasses integrated container depots, air express and freight forwarding industries, reported a marginal dip in profitability due to large one-off expenses at DHL Keells and the rapid expansion of our branch network in India. However, our freight forwarding operations performed commendably in the face of stiff competition, maintaining our position as one of the leading players in the sector.

Key Portfolio Movements

- Acquisition of Lanka Marine Services
- Creation of a new venture between Mackinnons Travels and American Express International Inc

Steering towards the horizon

Our vision for the sector remains to work towards developing Sri Lanka into a premier regional transportation hub and to continue expanding the reach of our transportation operations network internationally. The distinct pattern and design of each SBU enables the sector to reap both inter and intra-SBU synergies, not merely in terms of greater cost-efficiencies, but also in collectively expanding operations, forging regional alliances and offering total logistics solutions in an organised and cost-competitive manner.

We are confident that the efficiency levels and competitive offerings of SAGT as well as the Jaya Container Terminal, would serve to increase transhipment volumes at the port of Colombo, and that sense will prevail, with the two terminals working together for the common cause, sooner rather than later. Despite the circumstances, we still expect a reasonable performance from SAGT in the current year. The final stage three development of the QEQ is due to be fully completed by August 2003, increasing its total capacity to 1mn TEUs, while SAGT's first dividend is also expected during 2003/04.

"...expansion plans... would provide LMS with significant economies of scale..."

LMS meanwhile fits in well with our overall offering in the ports sector, adding bunkering facilities to the existing container shipping and port management activities. We have already rehabilitated several storage tanks, and plan to do the same with all the storage tanks in the facility, whilst looking at the viability of increasing LMS' current storage capacity in the medium term. These expansion plans would be largely funded through internal cash flows, and would provide LMS with significant economies of scale in the purchase and storage of marine fuels.

"... SAGT's first dividend is also expected during 2003/04."

We will continue to consolidate, refine and regroup our transportation sector operations in our bid to offer complete logistics solutions to customers. Furthermore, the newly formed Mackinnons American Express Travel, is endeavouring to shift away from depending on airline commissions to greater value added revenue streams such as fee based services and outbound leisure products, especially in exclusive niche segments. In the freight and logistics segments, we hope to further leverage on JVs and alliances already formed in India and the Maldives, to extend our network in those countries as well as the rest of the region.

Financial Capsule

Indicators (Rs.'000s)	2002/03	2001/02	% Chg
Turnover	**3,237,159**	1,106,850	192
EBIT[1]	**1,014,357**	462,231	119
Total Assets	**4,597,375**	2,318,322	98
Net Assets	**3,841,049**	1,769,152	117
Capital Expenditure	**84,770**	35,036	142
No. of Employees	**843**	532	58
EBIT per Employee	**1,119**	869	29

1. EBIT is before VRS costs of Rs.71mn in 2002/03.

5-Year Performance


Rs.mn
%
3,500
3,000
2,500
2,000
1,500
1,000
500
0
50
40
30
20
10
0
99
00
01
02
03
Turnover
PBT
PAT
PBT Margin

* Turnover and Employee numbers in the table and chart exclude those of Associates

















This was another testing year for the country's entire plantation sector and our plantations were no exception. We are represented in all spheres of the sector, ranging from plantation management and growing tea and rubber, to manufacturing black tea and produce broking. Despite a near doubling of natural rubber prices, sharply higher wage costs and a weakening of low grown tea prices towards the end of the year, resulted in a disappointing sector performance.

A challenging year...

Supported by a sharp 16.5% increase in high grown production, national tea output increased by 8.8% during the past financial year. Benefiting from improved productivity levels, our plantation sector tea output also increased by 3%. While average tea prices were little changed in SL Rupee terms during the financial year, prices fell sharply during the final quarter. The latter was largely due to the Iraq crisis resulting in weak demand from the Middle East for low grown tea. Traditionally almost 40% of the country's low grown output, which accounts for 60% of total national production, is sold to Middle Eastern buyers. Low grown tea prices fell by almost 25% during the last two months of the financial year. However, prices of our teas remained above their respective elevation averages and increased by 2% during the year.

"... highpoint of the plantation sector this year was the welcome revival in rubber prices ..."



Your favourite cuppa comes fresh from the lush tea estates of Maskeliya Plantations

On the cost-side, the new Collective Wage Agreement with the Estate Worker Unions was signed during the year, culminating in an agreement to a 21% wage increase, effective within a two-year period. The impact of this wage hike, coupled with the rising cost of energy, increased the cost of production of tea by almost 15%, thus eroding profit margins further.

Key Portfolio Movements

- John Keells Limited opened its new tea warehousing complex
- Kegalle Plantations sold its stake in Maskeliya to RPK Management Services

The highpoint of the plantation sector this year was the welcome revival in rubber prices due to the reduction in output by the three major rubber producing nations of Malaysia, Thailand and Indonesia, coupled with increased demand for natural rubber latex from China and other Asian economies. Natural rubber prices started rising towards the end of the second quarter, and increased by almost 90% YoY by the end of the financial year. Although rubber plantations too were affected by the wage increase and higher energy costs, they were able to improve on their financial performance due to the lucrative prices. Our product mix in rubber gave us an additional advantage in securing orders with leading manufacturers.

Meanwhile, despite a slight dip in profits due to lower volumes, John Keells Limited (JKL) retained its position as the country's largest tea broker. Improved rubber prices also enabled JKL's previously loss making rubber broking division to turn around towards the end of the year.

"... the short-term outlook for tea prices is promising ..."

The future lies in value addition...

While natural rubber prices are expected to ease marginally on the back of increased global production, the short-term outlook for tea prices is promising. Although no major variations are expected in global tea production, renewed buying activity from our major Middle Eastern buyers is expected to boost average prices, especially in the low grown categories.

Meanwhile, a concerted effort has been launched by all stakeholders to work towards a national effort to promote Ceylon tea. In this respect, the landmark event during the year was the formation of the Tea Association of Sri Lanka (TASL), which will act as the apex body of all tea industry stakeholders. The primary task before the TASL is to work out an implementation plan for the recommendations of the National Task Force on quality assurance and develop an effective brand promotion strategy for Ceylon tea.

"... Work on diversifying our revenue streams has indeed already started ..."

We are also in the process of moving up the tea value chain and developing our own tea brands, *Fresh Thoughts* for the global market and *Ran Kahata* for the local consumer. The cyclicality and unpredictability of the global commodities markets necessarily compel us to seek alternative business models and usage of our plantation assets if we are to earn satisfactory returns. An already tenuous position is further exacerbated by the fact that cost increases are outpacing price rises and the concerning absence of a clear link between remuneration and productivity. Despite tea being an export commodity, the continued absence of a US Dollar based auction system is also hampering sector returns, which would otherwise at least benefit from currency depreciation.

Work on diversifying our revenue streams has indeed already started. Oil palm planted three years ago at Namunukula Plantations will for instance have its first harvest shortly, and the mill for the production of crude palm oil will be constructed this year. Other crop diversification efforts into rambuttan, cinnamon, coffee and timber-wood are already yielding positive results, although still contributing relatively modest amounts to sector profitability. While mini-hydro projects are also scheduled to be commissioned in our plantations this year, with the revival in the leisure industry we hope to promote the scenic locations in our plantations for tourism, targeting high-end customers by providing a unique experience.

"...cyclicality and unpredictability of the global commodities markets ... compel us to seek alternative business models and usage of our plantation assets if we are to earn satisfactory returns ..."

We are naturally however constantly striving to improve the yields and productivity on our existing estates. To this end, we engage in mechanisation, land rationalisation, outsourcing of transportation, factory modernisation and extensively leveraging information technology.

At an industry-wide level, intense lobbying of the Government has led to a serious consideration of an extension of the current plantation leases up to a 99-year period, which if executed, would increase the potential to attract long term investors into the plantation sector for diversification purposes.

"John Keells Limited recently opened its state-of-the-art tea-warehousing complex ..."

The commencement of work on the Southern Highway is also expected to have a positive effect on Namunukula Plantations, in which almost 1,500 hectares of land, with high development potential have been identified in close proximity to three of the highway's proposed exit points.

John Keells Limited (JKL) meanwhile recently opened its state-of-the-art tea-warehousing complex, which is among the largest and most modern in Asia. This new high-tech warehousing operation will bring about significant improvements in turnaround speeds whilst also enabling substantial cost efficiencies. On the back of such value added services and further leveraging of IT, JKL anticipates to consolidate its leadership position in the market.

Financial Capsule

Indicators (Rs. '000s)	2002/03	2001/02	% Chg
Turnover	**2,652,737**	2,570,197	3
EBIT	**193,698**	242,909	(20)
Total Assets	**4,191,623**	3,748,795	12
Net Assets	**2,116,308**	1,950,889	8
Capital Expenditure	**373,646**	229,681	63
No. of Employees	**11,808**	12,301	(4)
EBIT per Employee	**16**	20	(17)

5-Year Performance



Rs. mn
%
3,000
2,500
2,000
1,500
1,000
500
0
12
10
8
6
4
2
0
99
00
01
02
03
Turnover
PBT
PAT
PBT Margin

** Turnover and Employee numbers in the table and chart exclude those of Associates.*





Offering ideal vacations in the golden sun and sand of the Maldives and the manifold delights of paradise Sri Lanka, our leisure sector made a strong recovery during the year, both in hotel and tour operations. The improving global persona of Sri Lanka as a result of the peace initiatives and political stability contributed to 420,654 tourists visiting the country during the past financial year, an increase of 43%. Arrivals to the Maldives also grew by 17% to 519,815. Tourism prospects in the entire South Asian region indeed visibly improved from about mid-2002, with post 9/11 shocks waning and Western travelers being concerned about the civil conditions in key competitor destinations such as Bali and Kenya.



The luxurious Bentota Beach Hotel, personifies the quality of the leisure product we aim to offer

Profitability Rebounds Sharply

Occupancy levels in all our Sri Lankan hotels increased significantly, thus enabling most of the hotels to record much improved results. While our close ties with leading global tour operators rendered us almost immediate beneficiaries of the revival in arrivals, the patronage of locals to our hotels remains encouraging, a strength we intend to harness for the future. Our flagship Bentota Beach Hotel made a strong comeback, achieving a healthy profit for the first time since its refurbishment, while The Lodge and The Village at Habarana, as well as Citadel were among the significant contributors to the marked turnaround in our local hotel sector's profitability. In the Maldives, our resorts Velidhu and Hakura maintained exceptionally high occupancy rates, far in excess of industry averages, and accounted for more than half of our total hotel sector profits.

"... JKH re-launched its hotels through a new and unique promotional campaign... that invites visitors to 'Experience Life Our Way', ..."

Notwithstanding the resurgence in tourism, JKH re-launched its hotels through a new and unique promotional campaign, which has already proven to be a tremendous success. Based on a 'lifestyles' concept that invites visitors to *Experience Life Our Way*, the campaign aims to identify each Keells resort with the characteristics of a lifestyle on the basis of its location, facilities and general ambience to cater to each traveller's individual expectations.

Key Portfolio Movements

- Sale of 44% stake in Ceylinco Tourist Hotels
- Refurbishment of Club Oceanic
- Termination of management agreements of Hotel Ceysands and Pegasus Reef Hotel

A healthy increase in the numbers of tourists handled saw Walkers Tours, Whittall Boustead Travels and Mackinnons Tours, our three Sri Lankan destination management companies, significantly improve their profitability from a breakeven situation last year.

Our long-standing and robust relationships with our three major travel business partners Thomas Cook, Kuoni and Hotelplan, enabled us to react swiftly and reap enhanced benefits from the revival in tourism. Since November 2002, the Thomas Cook UK operation, under the name of JMC, has also started working with Walkers Tours, and we have further obtained the ground handling agency for Condor Airlines, which is now a part of the Thomas Cook Group. With globalisation, these agents are strategically consolidating and diversifying their operations, and we will continue to work with them closely.

Our destination management services in the Maldives also completed a good year. Handling Thomas Cook and several key accounts in the Maldives, including cruise operations, Leisure Maldives (Pvt) Limited is now identified as a leading inbound tour operator in Male.

More New Destinations

The outlook for tourism in Sri Lanka is promising, with peace and political stability being the cornerstones of the renewed optimism. The country is now increasingly perceived as a safe and peaceful destination, a fact much publicised by our valued business partners who are confident about our country's prospects. Whilst being most appreciative of our principals for maintaining strong partnerships during some of the most austere and desolate times, we are optimistic that together, we can make a valued contribution to the industry and take it to even greater heights.

"... we ... are divesting some of our hotel properties that do not fit in with our future plans and strategies..."

However, while the silver lining in the clouds is becoming increasingly visible, we are also painfully aware of the fragility evident in the present status quo. While global uncertainties will undoubtedly have a negative impact on long-haul tourism, locally, the year-long peace process is yet to yield a permanent solution. Nevertheless, we remain sanguine and positive of the potential for tourism to be one of the country's and region's key growth industries of the future.

We foresee exciting prospects, especially in the North and East regions of the country, as they house some of Sri Lanka's finest beaches and most spectacular underwater sights in the region. With land values and the number of visitors soaring in these areas, particularly over the past year, we are fortunate to already own a resort property in Trincomalee. Club Oceanic was indeed recently refurbished and upgraded to three-star status at a cost of Rs.50mn, and given current trends, looks to become a significant performer in the ensuing years. Whilst the refurbishment of Citadel has commenced, the refurbishment of Hakura in the Maldives is being evaluted. Meanwhile, feasibility studies have commenced towards the development of new hotels to cater to niche markets in our properties at Ahungalla, Wirawila and Rajawella.

"... The country is now increasingly perceived as a safe and peaceful destination, a fact much publicised by our valued business partners , ..."

Looking ahead towards a changing tourism arena, we have however also begun to consolidate our resources and are divesting some of our hotel properties that do not fit in with our future plans and strategies for the tourism sector in Sri Lanka. During the past year, we divested our stake in Ceylinco Tourist Hotels and terminated the management agreements of Hotel Ceysands and Pegasus Reef Hotel. Meanwhile, the Coral Gardens Hotel is presently being negotiated for sale and we remain conscious of other portfolio opportunities.

Trends in global tourism show a marked shift toward eco tourism, adventure travel and ayurveda/health tourism. These niche tourism segments have been identified as future thrust areas and all our hotels are attempting to imbibe various aspects of these into their environs and facilities, while also incorporating the concept into travel itineraries. A specialised company, Nature Odyssey, has been set up to focus on the development of these niche areas.

While our travel division continues to promote Sri Lanka aggressively in the traditional European markets, we have also successfully ventured into new markets such as the Russian Federation, China and India, which we deem as having immense potential. Notwithstanding the SARS threat, the early results have been most encouraging. We remain committed to our regional aspirations of expanding our hotel portfolio, as well as travel operations, in the Maldives and the rest of South Asia.

"... we are fortunate to already own a resort property in Trincomalee ..."

In line with our continuously evolving IT policy, our e-initiative, which commenced last year, will be completed soon. This will not only automate, but also integrate and network all our in-bound tour operations with those of our principals - from tour operations to costing, offer-making, reservations, invoicing and transmittal of invoices, payments etc. The new system would also automate all back-office operations, with financial and other data being automatically updated for each and every transaction, which would then be available to all authorised personnel in user-customisable formats on their own desktops. We expect the benefits of this to be immense, providing us an edge on efficiencies and response times.

Financial Capsule

Indicators (Rs. '000s)	2002/03	2001/02	% Chg
Turnover	**2,277,242**	1,474,158	54
EBIT	**425,732**	7,656	5,461
Total Assets	**4,123,337**	3,503,243	18
Net Assets	**3,164,726**	2,796,599	13
Capital Expenditure	**115,108**	131,937	(13)
No. of Employees	**2,140**	2,181	(2)
EBIT per Employee	**199**	4	5,567


5-Year Performance
Rs.mn
%
2,500
2,000
1,500
1,000
500
0
-500
25
20
15
10
5
0
-5
99
00
01
02
03
Turnover
PBT
PAT
PBT Margin

Turnover and Employee numbers in the table and chart exclude those of Associates.







Fortified by the extensive strategic re-alignment conducted over the past two years, our core IT services units were able to win larger, more lucrative contracts, thus helping the IT sector return to profitability. Despite demand for IT services, both globally and locally, remaining relatively sluggish, our software, information/systems integration and office automation operations registered credible performances due to successful marketing, integration and service strategies.


Our skilled professionals brainstorm in relation to the wide spectrum of IT services we offer

Expanding Scope

Our software businesses, coming under the purview of John Keells Computer Services (JKCS), registered a healthy bottom line, primarily due to more focused overseas marketing efforts and moving into higher value added services. Existing customers in the aviation sector in the Middle East (Mercator) provided the bulk of new business this year. However, a breakthrough was made with a new project from NTT Comware Corporation of Japan, with JKCS being selected as its software development partner in Sri Lanka. Work also commenced on JKCS's first project in the Benelux region, a production and inventory management system for a diamond processing operation.

"... www.jkoa.com - the first interactive on-line website in the office automation industry in Sri Lanka ..."

Our joint venture with Newburn Consulting, UK, commenced commercial operations in April 2003, by developing an engineering information portal for a domestic airline in the UK, and remains focused on achieving greater access to the UK market. Meanwhile, our Dubai marketing office enjoyed a marked turnaround in performance following extensive re-structuring. The marketing alliance in Scandinavia also sustained its performance in a tough environment and initial steps were taken to explore new geographical markets in Africa and the US.

"... a new project from NTT Comware Corporation of Japan, with JKCS being selected as its software development partner in Sri Lanka. ..."

Keells Business Systems Limited (KBSL), having successfully repositioned itself as an 'Information Integrator', achieved significant growth in revenue and profitability during the past year. KBSL maintained its market leadership position as an information/systems integrator, by refining its focus and regrouping resources and energies to provide better leverage on the business benefits of Information Communication Technology (ICT) solutions to its clientele. The company has also made its initial entry into overseas markets through its sister company JKCS, by establishing managed outsourced services in Dubai. It is focused on identifying and developing newer, high-tech niche markets and in developing overseas markets in the likes of Bangladesh, Dubai, Pakistan and Mauritius.

Having completed ten years of service excellence, John Keells Office Automation (JKOA) aggressively expanded its distribution network by establishing six new dealers in strategic locations island-wide. During the year, the company launched www.jkoa.com - the first interactive on-line website in the office automation industry in Sri Lanka, while also executing many focused marketing campaigns with the support of its principal Toshiba, aimed at popularising its latest product 'e-Studio' in the outstations. There was more business from the State sector this year, while turnover from the North and North East was also significant, with the commencement of rehabilitation and re-structuring in these areas.

"... Keells Business Systems Limited (KBSL) having successfully repositioned itself as an 'Information Integrator' ..."

The John Keells Institute of Information Technology (JKIIT) however remained unprofitable. Student numbers have been lower than those required to break even, largely due to intense competition in the sector and the absence of a university degree program. However, JKIIT has taken steps this year to enhance its Indian qualification, by offering the BTEC British Higher National Diploma, which is recognised and accredited by many universities in the UK as being equivalent to the first two years of BSc degree programmes conducted in the UK.

Key Portfolio Movements

- JV with Newburn Consulting commenced operations

Focus Wins

Our software services operation, under John Keells Computer Services, has over the past few years been structured so as to overcome the initial size-constraints it faced in winning large international contracts. We have since come a long way and are now comfortably positioned to implement strategies of moving up the value chain within selected verticals, as opposed to volume growth by expansion of numbers alone. This includes entry into managed systems engineering services and consulting for overseas customers. Diversification into related services, which capitalise on sector synergies, will also receive continued attention.

We are confident of being able to handle contracts from any industry, arising from our many marketing and strategic alliances in the Middle East and Europe. However, our long-term relationship in providing development and support services for Mercator, the IT arm of Emirates Airlines, and the more recent development contract with Braathens Airlines of Norway, has undoubtedly provided us with a competitive edge in the aviation industry. The domain knowledge and project management skills we have gradually acquired in the aviation, leisure, logistics and travel industries will be leveraged for future growth in this sector.

"... John Keells Institute of Information Technology .... plans ... to offer undergraduate programmes in collaboration with a leading British University."

These efforts will be complemented by our information/systems integration company, Keells Business Systems Limited, whose key goals are to bring distinctive solutions to the market with the best genre of products and technologies, whilst delivering superior service levels. KBSL's main focus areas will be professional services and consulting, applications integration, host integration, network integration, multi-service integration and full-service integration coupled with significant value addition across industries, technology, platforms and related services with an 'end-to-end' value proposition to it's clientele.

John Keells Office Automation, which has hitherto primarily concentrated on the local market, has recently ventured into the Maldives via participation in trade exhibitions. Contributions from this segment are increasingly looking attractive and overseas sales will receive particular focus in the coming year.

The John Keells Institute of Information Technology is meanwhile in the process of moving up the value chain, with plans well under way to offer undergraduate programmes in collaboration with a leading British University. The company is currently in the process of establishing the infrastructure to support the international requirements and standards of our partner University.

"... The domain knowledge and project management skills we have gradually acquired in the aviation, leisure, logistics and travel industries will be leveraged for future growth in this sector ..."

JKIIT will also soon launch short-term training programmes specifically focused on the business and corporate market, in order to attract a new and fast growing segment of the student market into the institute.

Financial Capsule

Indicators (Rs. '000s)	2002/03	2001/02	% Chg
Turnover	**1,154,328**	975,577	18
EBIT	**50,981**	6,555	678
Total Assets	**464,609**	443,498	5
Net Assets	**184,846**	233,378	(21)
Capital Expenditure	**8,080**	7,399	9
No. of Employees	**654**	653	0
EBIT per Employee	**78**	10	677

5-Year Performance


Rs. mn
%
1,200
1,000
800
600
400
200
0
-200
12
10
8
6
4
2
0
-2
99
00
01
02
03
Turnover
PBT
PAT
PBT Margin

Turnover and Employee numbers in the table and chart exclude those of Associates.





spire us



Selective acquisitions, falling interest rates and improved client service and marketing enabled our financial services sector operations to display enhanced profitability within a rebounding economy. Our steadily increasing presence in the country's financial services sector is reflected through interests in commercial banking, investment banking, insurance and stock broking. With the exception of insurance, all businesses enjoyed a strong year.

A Growing Presence

Doubling net profits and declaring its first dividend just three years after commencing operations, our commercial banking associate Nations Trust Bank (NTB) enjoyed an extremely successful 2002. Supported by well thought-out and executed acquisitions, NTB's total assets more than tripled, while portfolio quality and provisioning policies were maintained at the highest levels. By opening seven new branches and doubling ATM accessibility, NTB further enhanced on its values and principles of superior customer service.



Customers engage in transactions at our Nations Trust Bank head office

The ongoing consolidation in the local banking sector paved the way for several strategic, non-hostile acquisitions by NTB, in order to facilitate faster growth and offer a wider range of services. The acquisition of our hitherto fully owned investment bank Waldock Mackenzie (WML), with its significant fixed income and margin trading portfolios, during the first quarter of the year, was the first of these acquisitions. WML has been integrated smoothly into NTB's operations and has already made a substantial contribution to both profits and portfolio size. NTB also successfully acquired the Sri Lankan operations of American Express Bank (AMEX) and subsequently obtained the franchising agreement for AMEX foreign exchange services. The other acquisitions during the year were those of the Kandy branch of Standard Chartered Grindlays and the personal banking portfolio of Deutsche Bank's Colombo office.

"... John Keells Stock Brokers... was ranked as the market's number one stockbroker in terms of brokerage income in 2002"

Key Portfolio Movements

- Waldock Mackenzie sold to NTB
- NTB acquired Sri Lankan operations of American Express Bank, among others

Renewed political and economic optimism significantly buoyed sentiment and activity on the Colombo bourse, with the All Share Index rising 20% during the financial year. A clear focus on client service in terms of both trade execution and research, and an expansion of foreign clientele, paid rich dividends for John Keells Stock Brokers (JKSB), which was ranked as the market's number one stockbroker in terms of brokerage income in 2002, in addition to being a close number two for the financial year ended March 2003.

2002 was however a disappointing year for our insurance sector associate Union Assurance (UAL), which reported a sharp decline in profitability as adverse general insurance underwriting claims, increased price competition in the local market and higher global reinsurance costs took their toll. Investment income nevertheless remained robust, while life business also performed creditably, allowing profits to recover towards the second half of the year.

"NTB ... successfully acquired the Sri Lankan operations of American Express Bank ..."

Unwavering Commitment

While our presence in the country's dynamic financial services sector has grown over the past year, we believe it can, and should, be bigger. We remain convinced of the significant growth and profit potential in the sector, and are committed to enhancing our presence, both through organic growth and acquisitions. Our strategy remains to seek a gradual merging of all our banking businesses into one entity so as to maximise synergies and provide a complete range of financial solutions to customers. In this respect, we aim to be active players and take advantage of the on-going consolidation activity in the domestic banking and insurance sectors. It is indeed in anticipation of such consolidation prospects (and enabling legislation) that we have gradually built up our presence in the financial services sector.

"... Insurance penetration levels however remain low in Sri Lanka and we firmly believe that the growth potential in the industry is substantial. ....."

From Nations Trust Bank's commercial banking perspective, we do not believe that the country is over-banked, especially in our chosen target market. While we will however continue to seek synergistic acquisitions in the future, we will also pursue organic growth from existing operations, with our projections forecasting a need to strengthen NTB's capital base in the near future. To aid our drive towards retail and consumer banking, NTB will shortly be launching AMEX credit cards in Sri Lanka.

Waldock Mackenzie, now a fully owned subsidiary of NTB, is also expected to strengthen its presence in the country's burgeoning debt market, and play an increasingly active role in intermediation between investors and corporates. With the increase in liquidity and trading volumes in longer term GoSL Treasury instruments, WML is also well positioned to take advantage of trading opportunities arising from any fluctuations in interest rates.

In an improving economic backdrop, John Keells Stock Brokers is confident that through continuous upliftment of service levels, expansion of client base and offering of value added services such as enhanced internet trade viewing facilities, it will continue to deliver an above-average return on capital.

In the insurance sector, Union Assurance will sharpen its focus on profitability, as opposed to market share. As we believe that current pricing levels in certain classes of general business are unsustainable, tough decisions may need to be taken to shed unprofitable business lines. Insurance penetration levels however remain low in Sri Lanka and we firmly believe that the growth potential in the industry is substantial. Despite the difficult year, UAL remains strong in terms of financial resources, quality of people, relationships with re-insurers, cutting edge technology and our island-wide on-line branch network, which should all contribute to the building of a strong and committed presence in this growing market. Our belief in the industry is manifest by our recent acquisition of a further stake in UAL.

"... we do not believe that the country is over-banked, especially in our chosen target market."

Financial Capsule

Indicators (Rs. '000s)	2002/03	2001/02	% Chg
Turnover	**71,395**	(51,430)[1]	N/A
EBIT	**54,274**	(48,436)	N/A
Total Assets	**471,627**	4,729,174	(90)
Net Assets	**411,786**	881,608	(53)
Capital Expenditure	**3,640**	448	713
No. of Employees	**20**	37	(46)
EBIT per Employee	**2,714**	(1,309)	N/A

1 Net Turnover is negative due to capital losses and a negative interest margin at Waldock Mackenzie Ltd.

5-Year Performance


Rs. mn
%
100
80
60
40
20
0
-20
-40
-60
-80
-100
200
150
100
50
0
-50
-100
-150
-200
99
00
01
02
03
Turnover
PBT
PAT
PBT Margin

** Turnover and Employee numbers in the table and chart exclude those of Associates.*

Overview

A period devoid of conflict and an enabling business environment contributed to a 143.6% increase in Group Profit Attributable to Shareholders from Rs.543mn in the year ended 31 March 2002 to Rs.1,323mn in the year ended 31 March 2003.

Strong performances in the Transportation, Leisure, Food and Beverage Sectors, and good performances in the Information Technology and Financial Services Sectors, relative to the corresponding period, more than offset the average performance in the Plantations Sector.

Group Net Assets increased by 18.5% from Rs.8,284mn as at 31 March 2002 to Rs.9,814mn as at 31 March 2003, mainly as a result of a Rs.1,667mn increase in Non Current Assets, a Rs.467mn increase in Working Capital offset partially by a Rs.345mn increase in Non Current Liabilities and a Rs.259mn increase in Minority Interest.

Turnover

Group Revenues, after eliminating the share of Associate Company turnover, increased by 42.5% from Rs.11,777mn in the year ended 31 March 2002 to Rs.16,784mn in the year ended 31 March 2003.

At the Segment level, the Revenue before adjusting for the share of Associate Company turnover, was Rs.19,274mn as compared to the Rs.14,724 in the previous year, an increase of 30.9%. Although the Food and Beverage Sector was the largest contributor to this with a turnover of Rs.5,824mn, representing 30.2% of the total, the most significant increases, year on year, were the 117.6%, the 52.5% and the 40.4% recorded in the Transportation, Leisure and Financial Services Sectors respectively.

Profitability

The Net Profit Margin of the Group was 6.9% compared with 3.7% in the previous year, a 86.5% year on year increase that reflects the efficiency of sales, costs and taxation in contributing to profits.

The Return On Assets of the Group was 6.4% as compared to 2.6% in the previous year, a 146.2% increase that reflects the overall effectiveness of the Group in generating profits with its available assets.

The Group Return On Equity was 14.6% as compared to the 6.7% in the previous year, a 117.9% year on year increase in the return to the shareholders.

Taxation

Although the Group Income Tax at Rs.316mn was higher than the previous year's Rs.290mn in absolute terms, the Effective Rate of Taxation in 2002/2003 was 17.5% as against the 32.9% in the previous year. Exempt/Tax Free Income, the abolition of NSL from August 2002, the abolition of the 20% surcharge on Income Tax and Capital Gains Tax and the utilisation of Carried Forward Losses were the main contributors to the reduction in the Effective Tax Rate.

Capital Expenditure

Investments in Tangible Fixed Assets, inclusive of exchange difference capitalisation during the year was Rs.941mn as compared to the Rs.588mn in the previous year. The most significant expenditures at Rs.374mn, Rs.274mn, Rs.115mn and Rs.85mn were in the Plantations, Food and Beverage, Leisure and Transportation Sectors respectively.

Acquisitions and Disposals of Subsidiaries

An initial 90% of Lanka Marine Services was acquired, in August 2002, at a value of Rs1.2bn. The shareholding in this company has increased to 95.79% as at 31 March 2003. Waldock Mackenzie Limited and Keells Aquariums (Pvt) Limited were disposed of on 28 June 2002 and 18 March 2003 respectively, at a combined capital gain of Rs.81.3mn. Additionally, our stake in Ceylinco Tourist Hotels Limited was sold for a capital gain of Rs.14.9mn.

Assets Productivity

The Sales to Asset Ratio of the Group for the year was 0.93 as compared to the 0.71 in the previous year reflecting better sales generation of the assets employed. The Current Ratio of the Group at 1.28 is slightly higher than the 1.12 recorded in the previous year and reflects greater liquidity whilst the Group Quick Ratio at 0.95 is marginally lower than the previous 0.97.

Debt, Debt Servicing and Liquidity

The Debt Equity Ratio of the Group at 42.0% at 31 March 2003 is largely unchanged from that as at 31 March 2002 and when considered together with an Interest Cover of 6.5 as against a previous 3.7 evidences the capacity of the Group to assume more debt, relative to equity, in financing its operations with a view to enjoying greater, but controlled, financial leverage.

Profitability


Rs.mn
%
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
18
16
14
12
10
8
6
4
2
0
FY94
FY96
FY98
FY00
FY02
Turnover
PBT
PAT
PBT Margin

Dividends

Net dividends increased from Rs.329.9mn to Rs.342.2mn for the year ended 31 March 2003. JKH maintains a stable dividend per share policy. This accounts for the decreased dividend payout ratio in 2002/03 relative to 2001/02.

Investor Valuations

The company has consistently traded at a significant premium to the market PER. Our current PER of 10.0, reflects this.

Total Shareholder Return at 25.4% consists of a dividend portion of 3.4% and a capital appreciation portion of 22.0%.

The maximisation of the wealth of the shareholders is the goal of the Company and the Group and the financial indicators described above demonstrate that 2002/2003 was a success in this respect.

Capital Structure


9% 21% 70%
9% 23% 68%
7% 23% 70%
10% 21% 69%
13% 22% 65%
18% 19% 63%
19% 18% 63%
20% 16% 64%
26% 13% 61%
26% 13% 61%
FY94 FY95 FY96 FY97 FY98 FY99 FY00 FY01 FY02 FY03
Shareholders' Funds
Minority Interest
Total Debt

Dividends


Rs.mn
%
400
350
300
250
200
150
100
50
0
70
60
50
40
30
20
10
0
FY94 FY95 FY96 FY97 FY98 FY99 FY00 FY01 FY02 FY03
Gross Dividends

Quarterly Performance - At a Glance

Rs.'000s	Q1	Q2	Q3	Q4
	2002/03 (Cumulative)			
Turnover	3,498,696	7,479,351	12,178,806	16,784,203
PBT	392,105	743,014	1,224,197	1,808,855
Food and Beverage	81,936	158,295	202,950	240,525
Transportation	209,825	466,429	728,446	976,373
Plantations	43,250	17,505	57,117	90,533
Leisure	(57,818)	(18,628)	94,686	387,504
Information Technology	368	10,737	25,281	48,219
Financial Services	16,086	32,625	38,734	55,225
Other	98,458	76,051	76,983	10,476
Profit Attributable to Shareholders	255,328	491,191	867,351	1,323,425
Total Assets	16,665,892	19,198,711	19,541,117	20,103,547
Shareholders' Funds	8,676,054	8,835,800	9,182,180	9,814,048
Total Debt	3,073,854	4,127,603	4,251,620	4,210,606
Closing Share Price (Rs.)	63.50	84.50	79.00	70.75



Board of Directors



❶ Vivendra Lintotawela - Chairman

Became Chairman in December 2000, after being appointed to the Board in 1985/86, and being named Deputy Chairman in 1996/97. Mr Lintotawela is Chairman of all subsidiary companies of the John Keells Group, and has been with the Group for over 23 years. He is a Fellow of the Institute of Chartered Accountants of Sri Lanka.

Mr Lintotawela is also the Chairman of the Employers' Federation of Sri Lanka and a member of several sub-committees of the Ceylon Chamber of Commerce. His other committee memberships include those on the Sri Lanka Institute of Directors and the Industrial Advisory Committee of the Society of Certified Management Accountants of Sri Lanka. He is also the Consul General for Spain in Sri Lanka.

❷ Susantha Ratnayake - Joint Managing Director

(w.e.f. 03 May 2003)

Recently appointed as the Joint Managing Director, Mr Ratnayake has been a member on the JKH Board since 1992/1993. He oversees the Infrastructure, Logistics, Plantations and Leisure (Hotels) Sectors of the Group, as well as the Legal, Secretarial, New Business Development and Group Initiatives functions at the Centre and John Keells, Singapore. A Director in a host of Group Companies, Mr Ratnayake has over 24 years management experience, all of which is within the JKH Group.

❸ Ajit Gunewardena - Joint Managing Director

(w.e.f. 03 May 2003)

Recently appointed as the Joint Managing Director, Mr Gunewardena has been a member on the JKH Board since 1992/1993. He oversees the Financial Services, Tea Broking and Warehousing, Information Technology and Leisure (Inbound Travel) Sectors of the Group, as well as the Human Resources and Real Estate functions at the Centre. A Director in many Group Companies, and previously Chairman of the Colombo Stock Exchange, Mr Gunewardena brings over 20 years of management experience to the Board.

❹ Sumithra Gunasekera - Executive Director

Appointed to the Board in 1997/1998, Mr Gunasekera oversees the F&B Manufacturing and Distribution and F&B Retailing Sectors, as well as the Public Relations and Corporate Communications function at the Centre. A member of the Board of Governors of the Sri Lanka Institute of Tourism and Hotel Management, Mr Gunasekera is a Director in many Group Companies and has over 20 years of management experience.

❺ Ronnie Peiris – Group Finance Director

(appointed w.e.f. 03 May 2003)

Mr Peiris has overall responsibility for Group Finance, including Treasury, Taxation, Corporate Finance and Insurance, and the Information Technology functions at the Centre. Previously, Managing Director of Anglo American Corporation (Central Africa) Limited and EXCO Member of Konkola Copper Mines plc, both in Zambia, Mr Peiris has served in many Boards overseas and has over 30 years finance and general management experience in Sri Lanka and abroad. He is a FCMA, and a FCCA, and also holds a MBA from the University of Cape Town, South Africa.

❻ Franklyn Amerasinghe - Non Executive Director

Appointed to the Board in 1999/00, Mr Amerasinghe also functions as the Chairman of the Remuneration Committee of JKH. He is the former CEO and Director General of the Employers Federation of Ceylon and is a lawyer by profession. Mr Amerasinghe was attached to the ILO up to October 2002 and is currently a consultant on Human Resource Management and Industrial Relations.

❼ Tarun Das - Non Executive Director

Appointed to the Board in 2000/01, Mr Das has served with the Confederation of Indian Industry for a long period and has been its Chief Executive since 1974. He is also the Chairman of Associated Cement Companies Limited and Haldia Petrochemicals Limited of India.

❽ Lalith de Mel - Non Executive Director

(resigned w.e.f. 03 May 2003)

Appointed to the Board in 1999/00, Mr de Mel has considerable experience in the corporate sector, with specific expertise in the marketing field, having served on the Boards of companies both locally and in the United Kingdom. In addition to numerous local directorships, he is also the Chairman of Reckitt Benckiser Sri Lanka Limited. Mr de Mel is an Economics graduate of Cambridge University and has completed the AMP at Harvard Business School.

❾ S Easparathasan - Non Executive Director

Appointed to the Board in 1999/00, Mr Easparathasan also functions as the Chairman of the Audit Committee of JKH. He retired recently from the Central Bank as its Senior Deputy Governor. He was with the Central Bank since 1963 and has held various positions in the Bank including those of Director - Economic Research, Advisor and Executive Director and Secretary to the Monetary Board, prior to his appointment as Deputy Governor in 1995.

Mr Easparathasan has at various times served on the Boards of a number of statutory bodies and Corporations including the National Savings Bank, DFCC, the Securities and Exchange Commission and as Chairman of both the Credit Information Bureau and Sri Lanka Accounting and Auditing Standards Monitoring Board.


2
3
9
6
4
1
7
8

John Keells Holdings Limited recognises that the credibility of an organisation, and its directors in particular, is at the heart of concerns expressed by investors, regulators, consumers and a variety of other interest groups. It is against this background that JKH attaches great importance to Corporate Governance in areas ranging from Board independence and minority protection to communication, transparency and disclosure.

The Board of Directors

The Board of Directors is responsible to the Shareholders for setting the direction of the Company and the Group through the establishment of key strategic objectives and key policies. The Board meets regularly. During the year under review, the Board met on 6 (six) occasions to consider issues of strategic direction, major acquisitions and disposals, capital expenditure proposals and other matters having a material effect on the Company and the Group. In terms of a redesigned Operating Model, the Board has empowered the Heads of key sectors, operations and functions to take total responsibility for the operating performance of their Sectors, Functions, Strategic Business Units and Business Units and has thereby placed greater emphasis on its strategic, parenting and mentoring roles. The Group Executive Committee (GEC), the Group Operating Committee (GOC), the Sector Committees and the Management Committees are the structures that have been established to operationalise this approach which emphasises on broader participation of key personnel in decision making.

The composition and the working of the Board consisting of Executive and Non Executive Directors, ensure that no one individual has unfettered powers of decision and authority. The Company's Directors have a wide range of expertise as well as significant experience in commercial, corporate and financial activities. The Board also seeks professional advice as necessary and during the subject year the Boston Consulting Group was engaged to advise the Directors on a variety of issues including the role of the Board. One third of the directors, except the Chairman and the Joint Managing Directors, retire by rotation on a basis prescribed by the Articles. A Director retiring by rotation is eligible for re-election.

All Directors have access to management and to such information as is necessary to carry out their duties and responsibilities fully and effectively. The Board encourages continuous learning and to this end provides appropriate training to Executive Directors and to other employees.

The Board has, subject to its final approval of all recommendations, delegated certain of its responsibilities to a number of standing committees, namely, the Audit Committee, the Remuneration Committee and the Nominations Committee.

- **Audit Committee**

  The Audit Committee, comprising solely of Non-Executive Directors, is responsible, in the main, for reviewing policies and procedures of internal control, risk review and control reports, and management letters of the Company's external auditors, and ensuring that the Company has an embedded process of identifying risks, both financial and operational. The Committee ensures that risks, so identified, are managed via a well defined action plan.

  The Committee is also responsible for the consideration and appointment of external auditors, the maintenance of a professional relationship with them, reviewing accounting principles, policies and practices adopted in the preparation of public financial information and examining all documents representing the interim and final financial statements. The introduction of a self certification program that requires the Sector Financial Controllers and Finance Managers of Operating Units to confirm compliance with key control procedures and to identify any deviations from the set procedures has significantly re-enforced the Committee's efforts in these respects.

- **Remuneration Committee**

  The Remuneration Committee comprising two Non-Executive Directors and the Chairman of JKH is responsible for establishing and developing the Company's and the Group's general policy on remuneration packages for Executive Directors.

- **Nominations Committee**

  The recently formed Nominations Committee comprising of two Non-Executive Directors and the Chairman of JKH is responsible for identifying and proposing suitable candidates for appointment as Non-Executive Directors to the Board. It will also manage the process of appointing the Chairman of JKH.

  As stated earlier, the new Operating Model of the Group has introduced, inter alia, two key Committees to enhance operating effectiveness via the facilitation of broader participation of key personnel in decision making.

- **The Group Executive Committee (GEC)**

  Consists of the Chairman, the Joint Managing Directors and the Executive Directors and is responsible, in the main, for portfolio decisions and monitoring, appointment, and career management of Sector Heads, Functional Heads and other senior staff and the final vetting of any recommendation/proposal submitted to the JKH Board.

- **The Group Operating Committee (GOC)**

  Consists of the Chairman, the Joint Managing Directors, the Executive Directors, Sector Heads and Functional Heads as decided by the GEC from time to time and is responsible, in the main, for the sector, strategic business unit and business unit level strategies, cross sector issues, group initiatives and policies, annual plan approvals and performance monitoring at a high level.

Risk Management and Control Review

In addition to the above the Board has, through the involvement of a Risk Management and Control Review Department, endeavoured to ensure that control systems, designed to safeguard the Company's assets and maintain proper accounting records that facilitate the production and availability of reliable information, are in place and are functioning as planned.

Recent developments in this area include, among other things, the augmentation of the risk control review process at the Subsidiary Company level and the regular review of the risk management initiatives of the Company and the Group. The Audit Committee is currently assessing the adequacy of the resources in the department and plans are afoot to significantly enhance the Group's capabilities in this area.

Compliance With Legal Requirements

The Board is conscious of its responsibility to the shareholders, the government and the society in which it operates and is unequivocally committed to upholding ethical behaviour in conducting its business. The Board, through the Group Legal

Division and the Group Finance Division, strives to ensure that the businesses of the Company and all of its subsidiaries comply with the laws and regulations of the countries they operate in.

The Board of Directors requires that all financial statements are prepared in accordance with the Sri Lanka Accounting Standards and the requirements of the Colombo Stock Exchange.

The Future

The Company believes that the real value of Corporate Governance lies not in blindly satisfying a code of best-practice principles, but rather in actually securing the confidence of the investors and thereby achieving a lower cost of equity by conducting its affairs with utmost integrity and fairness to all stakeholders.

Audit Committee

The Audit Committee comprising two non-executive members of the Board, met five times during the year under review. The Chairman of JKH and Group Finance Director are invited to attend these meetings together with the Group Financial Controller and the External Auditors. The Head of Group Risk Management and Control Review functions as the Secretary of the Committee.

The purpose of the Audit Committee is to assist the Directors fulfill their responsibility with regard to certain aspects of best Corporate Governance practices, namely Audit and Risk Management. The Audit Committee is empowered to review the activities and financial affairs of the company and its subsidiaries and receives reports from the Group Risk Management and Control Review unit in this regard.

The Audit Committee also receives direct reports from the External Auditors on their audit findings and provides a forum for the impartial review of these reports. The Committee also reviews the External Auditor's management letter and examines the actions taken by management in response thereto.

Risk Management

The Board of Directors, together with the Executive Management Teams of the Group, take responsibility for ensuring that an effective system of internal controls is in place, such that it supports the efficient operations of the different business units and enables the Group to respond to significant business, operational, financial, compliance and other risks. These controls are adapted and improved on as necessary to meet changing business needs on a regular basis.

During the year, special attention has been given to the development of a culture of risk awareness across the Group in order that the Group's ability to manage and mitigate the effects of such risks is enhanced. Risk analysis exercises have been conducted across the Group and key risks that could impact the success of the Group's operations have been identified and, to the extent possible, systems and controls have been put in place to minimise the impact of such risks.

The Audit Committee, through independent reviews by the Internal Auditors and the External Auditors, ensures that these controls continue to be effective. The Audit Committee thereby provides assurance that control issues, which would have a bearing on the management of enterprise risks, are identified and appropriate and timely action is taken to overcome these.

The Audit Committee is satisfied that a strong control environment arising from the effectiveness of organisational structures and compliance with the Group's accounting and operational policies is prevalent within the Group. By their very nature, these controls provide reasonable, but not absolute, assurance that the financial position of the Group is well managed, and to the extent possible, systems are in place to minimise the impact of identifiable risks.

The Audit Committee has recommended to the Board of Directors that Messrs Ernst & Young be re-appointed as Auditors for the Financial Year ending March 31st 2004, subject to the approval of the Shareholders at the next Annual General Meeting.

S Easparathasan,
Chairman

Remuneration Committee

The Remuneration Committee, comprising of two Non-Executive Directors of the Board, and the Chairman of JKH met five times during the year to discuss and agree on matters relating to Executive Director compensation and the Employee Share Option Scheme.

Following several rounds of discussion with Ernst & Young, who acted as consultants to the Committee in this respect, a Remuneration Committee Charter was crafted. This Charter is now under discussion.

The Committee additionally engaged itself in assessing the appropriateness of the company's compensation levels by evaluating it against those prevailing at other comparable organisations.

The Committee was also called upon to examine the issue of a second tranche of shares allotted under the Employee Share Option Scheme (ESOP) approved by the shareholders on 30 June 2001. The Committee has now formulated rules governing the ESOP.

E F G Amerasinghe,
Chairman

The John Keells Group, as a highly diversified conglomerate, faces a multitude of operational, environmental and financial risks.

During the year, the Board, through the Audit Committee, placed special emphasis on identifying, through the strategic planning and budgeting process, the key risks that endanger the achievement of its strategic business objectives. Care was taken to ensure that these processes were sufficiently balanced in its appraisal of the financial and non financial risks. Risks identified in this manner, as they applied to the Group, the constituent Sectors, Strategic Business Units and Business Units, ranged from Political, Economic, Social and Technological Risks to Environmental, Financial, and Risks of nature. It is the intention of Management to further embed the Risk Identification and Risk Assessment process in the operating model of the Group in the coming years.

In assessing the identified risks, management considered not only the risks exposed under the existing control system but also considered the underlying gross risks, these being the risks faced by the company if no controls existed. This assessment enabled management to evaluate the potentially critical controls and any significant under or over controls. Further, for each identified risk, a value judgement was made on the impact, both financial and reputational, on the business and the likelihood of the occurrence of each risk.

In summary, the following steps were applied;

- Risks were identified as per a well defined format
- The probability of occurrence and the likely impact of each risk was assessed
- Causation analysis to identify the root cause of each risk was applied
- Cost-benefit analysis of risk mitigation was done

Operating managers have been encouraged to mitigate the identified risks through a series of measures that are contingent on whether a risk is controllable or non controllable. Controllable risks are mitigated via preventative and detective control procedures, process re-engineering, focused training and risk transfers to suppliers of services whilst uncontrollable risks are transferred, in the main, through insurance. All alternatives are subject to a cost benefit analysis. The awareness of the degree of non controllability has also enabled the Board to decide whether to accept the risks of, reduce the level of risk at a given cost of, or to withdraw from the subject business activity.

The Group employs qualified and experienced persons and, when and where necessary, employs consultants, to design and develop systems that enable the prevention, early identification, and minimisation, of risks in areas such as Group Reputation, Business Acquisitions, Portfolio Management, Capital Expenditure, Asset Management, Human Resources, Treasury, Finance, Accounting, Information Technology and Legal.

Disaster Recovery Plans, Safety Awareness Programs, Preventative Maintenance, Compliance Audits, Regular Monitoring of the Market and Financial Indicators, Internal Audit, Structured Training, Membership in Professional and Business Bodies are just a few of the vehicles used in the early identification and prevention of controllable risks.

By changing behaviour at all levels of the Group, JKH strives to embed a culture of Risk Awareness within day to day activities thereby lessening the need for a multitude of control procedures that slow the process of decision making.


EMPHASIS ON CHANGING BEHAVIOUR
RELIABLE BUSINESS INFORMATION
EARLY WARNING MECHANISMS AND QUICK RESPONSE
KEEPING IT SIMPLE
AWARENESS OF BUSINESS OBJECTIVES
JKH RISK MANAGEMENT AND INTERNAL CONTROL MODEL
APPLICATION OF CONTROL STRATEGIES
RISK AWARENESS
RISK IDENTIFICATION AND ASSESSMENT
CONSULTATION THROUGHOUT THE GROUP
FUNDAMENTAL CONTROL






WIDE EXPRESS®







Human Resources













John Keells Holdings, by virtue of its continued diversification, acquisitions, joint ventures and partnerships, has accumulated a vast pool of human resources that is as diverse in culture, mindset and flavour as its various businesses. This has created a fertile playing field for the intertwining and fusion of varied talents, knowledge, skills and expertise that ultimately produce winning ideas. Such diversity has formed the essence of our unique corporate persona, where different work-cultures co-exist, bound by a common vision - to be market leaders in their respective businesses and to establish the presence of John Keells Holdings.

On the flip side of this, the range and scope of our various businesses offer employees an unrivalled diversity of exposure, with high potential for labour mobility within the Group based on performance and skills. We invest heavily in career development and leadership programmes, as we are convinced that better talent and multi-disciplinary skills are integral to success in the marketplace. Our demanding selection processes and extensive training opportunities are based purely on merit, allowing no room for cronyism or discrimination. Highly competitive, performance-based remuneration packages also allow those who excel to participate in Employee Share Option Plans (ESOP) – reaffirming that employee interests are properly aligned with our primary objective of increasing shareholder value.

The central point for the handling of all personnel issues and policies is the Group Human Resources Division, while almost all Group companies have designated Human Resources (HR) personnel.

Creating Leaders

Whilst strongly encouraging team work and team spirit, we strive to create challenging work environments which foster independent thinking, employee initiative, innovation and creativity, thus bringing out the best in each individual. Hence, we believe not only in identifying natural leaders, but in creating leaders, a passion for which is fuelled through continuous stimulation and motivation.

Leadership Development Programmes thus form a crucial element of our HR initiatives. Aimed at encompassing all spheres of employees from top management to junior executives, a number of these programmes have been completed over the past few years at senior management levels, with more continuing this year. We consider the values and principles of leadership ingrained through these programmes, to be valuable tools for the furtherance of the Group's goals and objectives.

Linking Self Worth

We believe that investment in Training and Career Development (T&D) is the key to attracting and retaining the highest calibre of personnel. Every year several employees receive overseas training in their specific areas of work, while the pursuance of further professional qualifications is always encouraged. Centrally and sectorally conducted T&D programmes focus on self-improvement and skills development.

Training exercises within the Group take varied forms. The Japanese principles of Kaizen and 5S, which promote good habits not only individually but in the workplace too, are practiced widely in the plantations sector and at Ceylon Cold Stores. DHL Keells, which provides worldwide air express services, conducts one of the most structured and comprehensive self-development T&D programmes within the Group, working according to the global practices of our principal. The IT sector, with offices in Colombo, UK, Dubai, Norway etc, has integrated T&D to train personnel across the world. The sector also utilises an electronic notice board to improve morale, foster understanding and togetherness and achieve unity of direction among its worldwide staff, including those at clients' sites. The hotel sector bases its T&D programmes mainly on improving the levels and quality of service of its personnel. A newly introduced tool in the sector is the *skills passbook*, aimed at enhancing competencies, on an 'as you work' basis.

Recognition

A passion for excellence and a winning work environment are dependent on a fine balance between three important factors – i.e. employee tasks and challenges, the system of reward and recognition, and management style and attitudes.

At JKH, we seek to ensure that every individual has an equal opportunity to achieve. Our performance-based remuneration schemes and succession systems aim to adequately reward hard work and excellence. Collaborative annual performance evaluation schemes and constant feedback on employee performance ensures that employees receive due recognition for their performances.

Individual companies within the Group also have their own forms of performance stimulation and rewards. For instance, the Keells Super initiative of felicitating the employee of the month and employee of the year, has paid dividends within the competitive '365 day service' background of the supermarketing industry, while DHL's Achiever of the year, with a reward of an overseas trip and US$500, has reaped its own successes. DHL also encourages its team to pursue career prospects within its overseas network, in order to enhance individual scope as well as ensure a healthy rotation of talent. The hotel sector meanwhile gives special recognition to staff benchmarked by guests as being outstanding.

Bridging gaps

Open mindedness, enterprising spirit and strength from diversity are the core characteristics of our operations. Nevertheless, we are constantly aware of the need to bridge the gaps that emerge in working within this diversity, and we strive to communicate and share information openly on a wide platform, while breaking down the natural hierarchical barriers that have existed within a company with a history of over a century.

Employee relations in some of our highly unionised sectors have improved in recent years, with a more open and flexible attitude fostered between management and employees. The strategies and policies adopted have evidenced improved understanding of varying mentalities, perceptions and ideas, thus helping towards the breaking down of barriers. Joint Consultative Councils have been a breakthrough in employee relations, giving employees the opportunity for discussion and discourse with senior management. They have also proven to be a forum for new ideas and innovation, while enabling employees to communicate personal and career aspirations. Group HR personnel have devised effective grievance procedures and employee suggestion schemes to further help our cause. Open door management styles, common canteen facilities, a Group-wide intranet and newsletters have also been instrumental towards generating a philosophy of unity, openness, dignity and respect for all our people.

Employee well-being and safe working conditions are further among our key priorities. Those Group companies which are potentially most exposed to these issues, conform to rigorous safety standards. While the services of medical officers are available, medical and insurance schemes are also in place, rendering employees confident that timely relief and compensation will be on hand should the need arise.

Not 'All work...'

While continuously improving productivity and profitability, we take immense pride in maintaining the highest ethical standards and a sense of corporate responsibility, which is a requisite of a leading corporate citizen. We believe our employees, who work in highly charged atmospheres, deserve the opportunity to relax and 'exhale' as well. Accordingly, our HR personnel organise a range of recreational activities for employees, such as sports days, family days, Christmas parties, Karaoke nights, and large-screen movie shows, to some of which, even families are invited.

Some of our Group companies have their own cricket, rugby and other sports teams, competing in mercantile divisions or at inter-company level. The self-improvement opportunities organised by the Group HR division also include seminars and work shops on public speaking, confidence building, personal makeovers, improving negotiating skills etc, and on the lighter side, weekly aerobics and dance lessons, fine-dining guidelines and cookery classes. We have found that these activities have had a significant impact on employee morale and productivity.

Introspection

Comprehensive recruitment strategies are followed aiming to attract the best in the country. While natural career progression and labour mobility within the Group is encouraged, external headhunting is also pursued so that the Group lives up to its philosophy of being an equal opportunity employer, recruiting people on the basis of ability and expertise. A newly introduced Careers Page on www.keells.com supports online applications, while also containing employee accounts of life at JKH. A unique exit interview process meanwhile serves as a self-examination for the Group, to help better our HR processes and attitudes in reaching our goal of being among the top rated employers in the region.

Team JKH

Sector	Directors	Managers	Assistant Managers	Executives	Clerical	Others		Total
						Permanent	Casual and Contract	
Food & Beverage	12	45	48	194	499	1,794	228	2,820
Transportation	12	43	29	189	265	248	57	843
Plantations	13	60	32	44	243	10,123	1,293	11,808
Leisure	16	27	17	216	328	674	862	2,140
Information Technology	8	46	31	323	119	101	26	654
Financial Services	2	2	3	9	1	3	-	20
Others	19	24	14	95	37	92	17	298
Total excluding Associates	82	247	174	1,070	1,492	13,035	2,483	18,583
Associates								26,789
Group Total								45,372




Customer Commitment


KEELLS
SUPER

Being a progressive company with a vision revolving on continuously raising the bar, the values that develop within JKH seek to reflect the desires of our customers. We believe that by focusing on the future and beyond the line, we will nurture a responsible, open minded, enterprising spirit that will consistently exceed the expectations of our customers. Our commitment to customers reflects an openness to change and new ideas, nurtured through a supportive environment that encourages innovation and total customer satisfaction. After all, the reason we are at the helm in the corporate sphere today is because our customers have deemed us worthy of such commendation.

Quality

One of the key drivers in recognising customer rights and giving 100% to our customers is total quality. We are committed to enhancing product quality continuously, benchmarking ourselves against international standards to allow ourselves to be judged beyond norms and expectations. Bentota Beach Hotel, Keells Food Products and Ceylon Cold Stores for example conform to international HACCP standards for food hygiene and preparation while SLS certification and ISO standards in various certifiable areas have become the norm for many of our companies including John Keells Office Automation (JKOA), Ceylon Cold Stores, Keells Food Products, JK Packaging/Mortlake Press, some estates of Kegalle Plantations and Maskeliya Plantations, Habarana Lodge, Mackinnon American Express Travel, Mack International Freight, Walkers Air Services and Mack Air. The Japanese 5S concept, which promotes an eclectic mix of quality management techniques, is also widely practiced throughout many of our companies. This has been introduced to the workers of many of our estates and Ceylon Cold Stores, while Keells Business Systems (KBSL) and JKOA expound the virtues of the system within their operations as well.

Embracing Customer Commitment

We continuously work towards creating a winning corporate culture and spirit, which embraces the commitment to exceed customer expectations. Thus, our companies consistently focus on delivering superior products and services, while their methodologies, processes and procedures are geared towards achieving these results. Constant feedback of customer needs and wants, ensures our values and thinking are aligned towards customer expectations.

The following are highlights of initiatives taken by some of our companies to ensure protection of customer rights and the continuous delivery of superior quality products and services.

- Ceylon Cold Stores has established a Customer Complaints Reduction Programme, which effectively collects, analyses and identifies customer complaints, enabling the company to work towards a zero defect environment.

- At Keells Food Products, all products are subjected to sensorial evaluation, and chemically and microbiologically assessed to ensure that consistent levels of quality parameters are maintained.

- At John Keells Office Automation, customer information can be obtained online, while clients can be provided with MIS reports to measure the efficiencies of machines. Special tamperproof stickers are designed to identify original consumables. JKOA also has systems to provide a highly regarded and superior 2611+1 service to customers, and conducts frequent customer surveys to measure service levels.

- JK Packaging and Mortlake Press conduct quality supervision from A to Z, colour tolerances for every delivery and maintain laboratory checks on colour densities, board substrates, inks and laminating films.

- Keells Business Systems has routine customer feedback procedures in place, and has established a CRM portal for more proactive responses and needs fulfillment. KBSL maintains a customer centric view of all transactions in terms of relationships, while customers also have access to top management on any concerns or issues that need attention.

- Keells Restaurants has introduced 'X 4' factor, which judges levels of employee enthusiasm on customer satisfaction. It has also introduced the 'Delivery Service Challenge' and the 'heated pouch' for delivery. KRL also reviews its performance by utilising the concepts of mystery customers, Balanced Scorecard for performance of restaurants and CER-CHAMPS Excellence Review for operational standards.

- Matheson Keells Enterprises and Matheson Keells Air Services employ internal audits on communications, quotation submissions and response time for principal requirements.

- P&O Nedlloyd Keells targets to turnaround customers arriving at the counter within 15 minutes and customer query handling telephones to be answered within three rings. Quotations are given subject to terms of trading and with validity stated, and requests to be satisfied within the same day unless otherwise agreed with the customer. If there is a delay, progress reports are given to the customer. Deviation of shipment schedules is informed within 24 hours and corrective action taken.

- Walkers Air Services and Mack Air conduct constant monitoring of all bookings to provide complete information to the customer and ensure smooth travel. Customer survey/feedback forms are given to every passenger.

- A number of our tea estates employ computers to monitor the withering and firing of tea leaves, which in most cases, were previously done manually. This ensures quality and consistency.

Building confidence through recognition

The achievement of excellence involves hard work, drive and passion. Recognition of our excellence, both locally and globally, serves to build customer confidence. It also gives us the impetus and motivation to take a step further, while it integrates the customer more closely in our work. With recognition comes a desire to give the customer more, to display a fervor that will allow the customer to recognise his rights, his relationships and his needs and wants from us, which we will continuously strive to meet.

Wearing Laurels Proudly

Bentota Beach Hotel

- Certificate of Recognition awarded by Project A W A R E (Aquatic World Awareness Responsibility and Education) for coast conservation practices adopted by the hotel
- Certificate of recognition by PEARL Products UK for achieving excellence in service
- 'NUR PRIMO' award - One of the best 100 hotels worldwide by NUR Tour Operator

Beach Hotel Bayroo

- 'NUR PRIMO' award - One of the best 100 hotels worldwide by NUR Tour Operator

Ceylon Cold Stores, Ranala

- Best Continuous Improvement Team Award – Awarded by SLAAQP
- National Productivity Award – First Runner Up in the Large Manufacturing Category
- Akimoto 5S Merit Award for 2002 – Awarded by JASTECA
- Winning Team : Taiki Akimoto 5S/Kaizen Awards 2002 – Awarded by JASTECA

John Keells Office Automation

- Gold Award for outstanding distributor performance for Toshiba Business Communication Systems

JK Packaging/Mortlake Press

- Award of Excellence by Association of Printers for Best Label - 2002

Keells Business Systems

- IBM awards for Customer Leadership, Customer Satisfaction and Product Leadership

Kegalle Plantations

- Certificate of Compliance for Eadella Estate at the Taiki Akimoto 5S Awards

Keells Restaurants (Pizza Hut)

- Asia Pacific Award for Home Delivery Service

Mackinnons American Express Travel

- Sri Lankan Airlines - Silver Award
- Singapore Airlines - Top Agents Award
- Emirates - Gold Award
- Jet Airways - Outstanding Performance Award
- Lufthansa - Gold award
- Cathay Pacific - Certificate of Distinction

Maskeliya Plantations

- Taiki Akimoto 5S Awards – Plantation Sector winner and All Island Merit award – Laxapana Estate, Plantation Sector Merit award – Moray Estate, Plantation Sector compliance awards – Craig Estate and Koslanda Estate

Mack International Freight

- Emirates Top Cargo Agents Gold Award
- Singapore Airlines Top Agents Award
- Leisure Cargo Best Agent Bronze Award
- Lufthansa Cargo Agents Award

P&O Nedlloyd Keells

- P&O Nedlloyd – 2002 Pacific Trade Achievement Award

John Keells Stockbrokers

- Ranked second highest revenue generating broker by the Colombo Stock Exchange, for the financial year ended March 2003

Walkers Tours

- Award of Appreciation from the Thomas Cook Group for excellent collaboration and outstanding service for 30 years

Walkers Air Services

- Recognition for total revenue performance, premium revenue performance, premium O/D passenger performance - Awarded by American Airlines. Also received the outstanding GSA Award 2001.



Our Role in the Community



Waves of humanity pass through the Slave Island Railway Station each day, one the busiest stations in Colombo, and one of the oldest legacies of our British heritage, dating back to 1846. However, the legacy has remained just that. Of the thousands of people who flock to the station daily, and whose lives rotate on the arrival and departure of the trains, none are able to see the colonial splendour of a bygone era, now covered by decades of dust and grime and sheer neglect. To the people who pass through, the station is just another amenity, which should be clean and user friendly, but is not - and they have learned to live with that.

To us at JKH, the Slave Island Railway Station, which lies less than a quarter of a kilometre from our main Glennie Street premises, seems to share a strong bond with the very core of our existence. Almost every single person who steps onto that platform has been touched by JKH, either being among the thousands of our employees, shareholders, partners or simply stakeholders.

Our quest is to now restore the station close to its original splendour, while allowing modern facilities to complement the age-old architecture. Work has already commenced in this respect. Our proposal includes the refurbishment and modernisation of the level crossing, bridge and other amenities within the station. Lighting within the station will also be improved and the facilities of a snack bar made available. Moreover, we hope to continue maintaining the station on a long-term basis. This we see as being yet another small contribution towards our community; to the people who are a part of our daily lives.

Corporate and Social Responsibility

Committed to creating value in all our activities, developing and improving our social conscience has become part and parcel of our everyday life. At JKH, our company values encompass looking beyond the bottomline, and this has spearheaded a new set of paradigms in the social impact we as a corporate entity have on the community, society and nation. Through our membership in the United Nations' Global Compact, we allow ourselves to be steered by accepted international norms, in fulfilling our Corporate and Social Responsibilities (CSR). Our CSR initiatives are well thought out and concentrated projects, targeted at 'needs identified' groups. We believe that the well-being of the environs in which we operate in, as well as that of the broader society, play a significant role in the success and continuity of the corporate-being that is JKH. The following, details some of the efforts of the Group during the past year towards this end.

National Impact

Sponsored the education of children of war heroes of the armed forces through the 'Weera Sebala' foundation for the eighth consecutive year.

- Walkers Tours in conjunction with a group of French nationals working for the construction company VM Materiaux, facilitated the construction of a building to house 30 orphans, at an orphanage constructed previously through the Princess Grace foundation.
- The Group has allocated Rs.5mn towards relief operations in areas affected by the recent floods.
- Scholarships worth Rs. 344,000/- were given to six Advanced Level students to follow the prestigious BTEC Higher National Diploma in computing at the John Keells Institute of Information Technology.
- John Keells Computer Services has volunteered three personnel to the Lanka Software Foundation for the development and promotion of 'open source' software.

Community Impact

Healthcare

JKH pledged Rs.2mn to the National Health Development Fund for the construction of four health centres in the Hambantota District, a base from which midwives and primary health care workers could undertake their functions in an efficient and effective manner. The foundation stone for the complex will be laid within the next few months.

- Ceylon Cold Stores (CCS) conducted dental camps for 90 patients in August and November 2002, while a Well-Woman Clinic for 80 female patients was conducted in September 2002. Moreover, with the assistance of Durdans Hospital, a health camp was conducted for 293 patients in Ranala in February 2003.
- Kegalle Plantations completed six water supply schemes at a cost of Rs.1.8 mn, and clean drinking water is being provided to around 400 families on the estate. 215 Self-Help Latrines at a cost of Rs.863,000 have also been constructed while the Maternity Ward on Luckyland Estate has been upgraded expending Rs.329,000.
- Maskeliya and Namunukula Plantations maintain dispensaries and maternity wards within their environs, while also providing free health care benefits including maternal and child care programmes.

Community Welfare

- Tea Smallholder Factories provided free advice and infrastructure support to 17,800 small holders on current cultivation techniques, mechanisation and new trends at their land holdings.
- A Vocational Training centre was established on Pingarawa Estate with the financial assistance of the World University Service of Canada. The centre offers various vocational training courses to unemployed youth of Namunukula Plantations and the surrounding village.

- 736 workers' housing units coming under Kegalle Plantations were upgraded and reconstructed at a cost of Rs.12.7mn. A new crèche costing Rs.721,000 was constructed on Kirklees Estate, ensuring that all upgraded crèches on the estates are able to function as pre-school educational institutions.

- Habarana Lodge continues to maintain the Habarana general hospital.

- JKH employees visited 2 orphanages in Kilinochchi, housing over 200 students each during September 2002 and distributed books, sports equipment and other gifts.

5S Practices

- Ceylon Cold Stores (CCS), while practicing 5S, conducted an awareness programme in October 2002 for students in the Ranala area, attracting an unprecedented 1,000 participants.

- CCS also introduced 5S to the staff of the National Savings Bank - Kaduwela Branch in February 2003.

- A number of estates of Maskeliya and Kegalle Plantations now comply with 5S.

- Enhancing safety standardisation and routine inspections, Keells Business Systems (KBSL) became exponents of the popular 5S concepts.

- John Keells Office Automation cascades 5S throughout its workshops and offices, taking this Japanese concept of good management into the professional and personal lives of individuals.

Eco-ing Best Practices

- JKH is aggressively promoting a Group-wide wastepaper management policy whereby wastepaper is sorted and sent to the Paper Corporation, to be re-cycled. At present, all our Colombo-based premises have successfully implemented this practice.

- Bentota Beach Hotel initiated the 'River Protection Circle' to keep the Bentota River clean, instigating proper wastewater management.

- JK Packaging/Mortlake Press ensures a total disposal of polyurethane materials.

Reforestation programmes, including the planting of bamboo in watersheds and maintaining these forested areas, are manned by Kegalle Plantations. Sanitary workers are trained in waste management by creating wormic compost for plantation crops and home gardens. Namunukula Plantations is also heavily involved in forest conservation and proper waste management.

- Under the management of Maskeliya Plantations, Koslanda Estate was awarded the ISO 14001 Environmental Management System Certification for the production and processing of organic tea.

- Keells Restaurants introduced a 'Do Not Litter' seal on its takeaway boxes.

- Habarana Lodge conducts integrated farm management techniques and the operations of the anaerobic sewer treatment plant.

- KBSL does not allow smoking within their premises to ensure that the environment for employees and its customers remains pleasant and non-invasive.

- At Ceylon Cold Stores, waste generation is controlled at the source to minimise waste and conserve natural resources, while liquid waste is discharged only after proper treatment.

Health and safety measures at Beach Hotel Bayroo and Bentota Beach Hotel conform to international FTO standards. In keeping with safety norms prevalent within the hospitality industry, Habarana Village maintains pest identification reports, staff medical checks and fire safety measures. In addition to the above, The Lodge conducts quarterly analysis of surface water and microbiological tests, thus creating enhanced credibility.

Safety First

- Walkers Air Services and Mack Air have made safety and evacuation procedures top priorities, which include the services of medical assistance on hand.

- Ceylon Cold Stores now works within a newly conceptualised safety policy based on the theme of 'Your safety is our concern' to all levels of employees. The company has a comprehensive safety guidelines manual for its employees and has a medical centre and stand-by ambulance service around the clock.

- All plantation companies comply with stringent health and safety policies.

- Under the guidance of a Health and Safety Manager, P&O Nedlloyd Keells practices internationally recognised safety procedures in fire training and evacuation as well as hygienic standards.

Sponsorships

- Co-sponsor of the second Scientific Conference of the Pediatric Association of SAARC countries - September 2002.

- "Christmas tree" - A charity program focused on the under-priviledged children in Sri Lanka - December 2002.

- Sponsorship of the Interact District Conference by the John Keells Institute, with about 1,000 participants from all parts of the country.

Sponsorship of the Annual Kala Pola through the George Keyt Foundation, a street exhibition and sale, which harnesses and showcases the creative energies of artists and sculptors, young and old.

Summary Indicators	Units	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Mid year Population	mn	17.6	17.9	18.1	18.3	18.6	18.8	19.0	19.4	18.7	19.0
GDP Growth	%	6.9	5.6	5.5	3.8	6.3	4.7	4.3	6.0	-1.5	4.0
Per Capita GDP	US$	588	656	719	759	853	879	863	899	841	872
Inflation (CCPI)	%	11.7	8.4	7.7	15.9	9.6	9.4	4.7	6.2	14.2	9.6
12m T-Bill Yield (yr-end)	%	19.4	19.4	19.0	17.4	10.2	12.6	12.8	18.2	13.7	9.9
Prime Lending Rate (yr-end)	%	20.4	18.5	20.1	20.2	15.2	14.9	15.9	21.5	14.3	12.2
M2b Money Supply Growth	%	n/a	18.7	21.1	11.3	15.6	13.2	13.4	12.9	13.6	13.4
Exchange Rate (yr-end)	Rs/US$	49.6	50.0	54.0	56.7	61.3	61.8	72.1	80.1	93.1	96.7
Exports	US$ bn	2.9	3.2	3.8	4.1	4.6	4.8	4.6	5.5	4.8	4.7
Imports	US$ bn	4.0	4.8	5.3	5.4	5.9	5.9	6.0	7.3	6.0	6.1
Balance of Payments	% of GDP	6.4	2.0	0.4	-0.5	1.1	0.2	-1.7	-3.1	1.3	2.0
Budget Deficit	% of GDP	-8.7	-10.5	-10.1	-9.4	-7.9	-9.2	-7.5	-9.9	-10.8	-8.9
Unemployment Rate	%	13.8	13.1	12.3	11.3	10.5	9.2	8.9	7.6	7.9	9.2
All Share Index (yr-end)	Points	979.0	986.7	663.7	603.0	702.2	597.0	573.0	447.6	621.0	815.1

Source: Central Bank of Sri Lanka (CBSL) Annual Report 2002

GDP Growth

After contracting in 2001 for the first time in over 50 years, the economy recovered in 2002 amidst the cessation of hostilities in the North, to record a GDP growth of 4.0%. The key drivers of economic growth were the services sector (in particular the telecommunication, financial services and trade sub-sectors) and the agriculture sector, which benefited from improved distribution facilities and more favourable weather patterns.

GDP Growth and Composition


Rs.bn
1000
800
600
400
200
0
1998
1999
2000
2001
2002
Agriculture
Manufacturing
Construction
Services
Other

Inflation (CCPI)


%
20
18
16
14
12
10
8
6
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02
Jan-03
Mar-03
Annual Average
Point-to-Point

Inflation

Average inflation, as measured by the Colombo Consumers Price Index (CCPI), eased throughout 2002, falling from 14.2% at the start of the year to 9.6% by the year-end. Pressure on consumer prices abated due to improved agricultural supplies with the cessation of hostilities, slower currency depreciation and relatively lower demand-pull pressure. Amidst higher fuel prices, inflation has since stabilised at around 10% during the first quarter of 2003.

Interest Rates

After peaking in early 2001, interest rates continued to ease throughout the year, with the CBSL reducing its overnight Repo and Reverse Repo rates by a total of 225 bps each in 2002, in recognition of easing inflation and declines in international interest rates. Longer-term interest rates have followed suit, with 12 mth T-Bill yields currently at their lowest level for the past decade. Amidst surplus liquidity and relatively weak demand, the CBSL has already reduced its overnight discount rates by a further 150 bps in 2003.

Interest Rate Trends


%
22
20
18
16
14
12
10
8
Jan-01
Apr-01
Jul-01
Oct-01
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
3 mth T-bill
12 mth T-bill
Repo


Exports, Imports and Trade Deficit
%
US$ mn
20
10
0
-10
-20
-30
1200
800
400
0
-400
-800
-1200
-1600
-2000
1998
1999
2000
2001
2002
Trade Deficit
Export Growth
Import Growth

External Trade

Sluggish economic conditions in Sri Lanka's key US and European markets resulted in a 2.4% decline in exports during 2002, while imports grew by 2.2%, resulting in an increase in the trade deficit from 7.4% to 8.5% of GDP. While the decline in exports is mainly attributable to lower tea and garment exports, the highest import growth was registered from the investment goods segment. External trade activity is already showing signs of building momentum in 2003, with exports and imports growing by 10.1% and 13.0% respectively during the first three months of the year.

Balance of Payments (BOP)

Despite a 22% worsening of the trade deficit, a strong recovery in the services account (largely due to the revival in tourism) and increased private transfers, enabled the current account deficit to remain relatively unchanged at 1.6% of GDP. However, a continued surplus on the capital account, supported by increases in foreign direct investment and debt finance inflows, resulted in the overall BOP remaining in surplus for the second successive year at US$338mn.


Balance of Payments Analysis
US$ mn
800
400
0
-400
-800
-1200
2000
2001
2002
Current Account
Capital and Financial Account
Balance of Payments


Sri Lankan Rupee Exchange Rates
SLRs.
SLRs.
180
160
140
120
100
80
60
0.9
0.8
0.7
0.6
0.5
1998
1999
2000
2001
2002
US Dollar
Sterling Pound
Japanese Yen

Exchange Rates

Sri Lanka's foreign exchange market was relatively stable in 2002 due to a weak US$ in international markets and improved capital inflows. The SL Rupee consequently depreciated by only 3.8% against the US$ in 2002, its most stable performance since 1998. The weakness of the US$ against major global currencies however resulted in the SL Rupee depreciating by a faster 13.0% against both the Yen and Sterling. The country's gross official reserves meanwhile increased by 27% to US$1.7bn, sufficient to cover around three months of imports.

Fiscal Overview

The budget deficit in 2002 was 8.9% of GDP, 0.4% higher than the GoSL's target, but still an improvement from 10.8% in 2001. The improvement was largely due to reductions in non-interest current expenditure (assisted by relatively lower defence expenditure in view of the ceasefire) and capital expenditure, as revenue levels were largely unchanged. Under-utilisation of foreign funds resulted in public investment falling to 4.6% of GDP, its lowest level during the past decade, thus contributing to the low level of capital expenditure.


GoSL Expenditure Analysis
100%
80%
60%
40%
20%
0%
24%
23%
14%
29%
26%
11%
2001
2002
Capital
Interest
Social
Defence
Other

History and Milestones

John Keells Holdings' roots go back to 1870, when two English bothers, George and Edwin John, formed E. John & Co., a firm of produce and exchange brokers. In 1948, this partnership merged with two London-based tea brokers, William Jas & Hy Thompson & Co. and Geo White & Co., thus evolving into a private limited liability company.

The new firm of E. John, Thompson, White & Co. Ltd., in seeking to expand its activities, amalgamated with Keell & Waldock Ltd., another long established produce, share and freight broking company, in 1960 and changed its name to John Keell Thompson White Ltd.

In 1974 the firm became a quoted public company and was re-named John Keells Ltd. By this time, it had also acquired controlling interests in Walkers Tours & Travels (Ceylon) Ltd and the Mackinnons group of companies, two of the country's leading tour operators. Between 1978 and 1983, the group invested further in the hotel and travel industry.

In October 1986, John Keells Holdings Ltd., having acquired the controlling interest in John Keells Ltd, had a heavily over-subscribed public share issue.

Landmarks on the journey of progress...

1991 JKH acquired the Whittalls Group, thus gaining controlling interests in Ceylon Cold Stores and Ceylon Holiday Resorts, as well as an associate stake in Union Assurance.

JK Marketing Services opened its first 'Keells Super' outlet.

1994 JKH became the first Sri Lankan company to issue Global Depository Receipts (GDRs), which were thereafter listed on the Luxembourg Stock Exchange.

1995 RPK Management Services, a 50:50 JV with Richard Pieris & Company, acquired controlling interests in Kegalle Plantations and Maskeliya Plantations.

1996 JKH acquired Velidhu Resort Hotel in the Maldives – our first major investment abroad.

1999 JKH entered into a JV with Central Finance and the IFC to set up a commercial bank, Nations Trust Bank (NTB), which subsequently acquired the business of the Colombo branch of the Overseas Trust Bank of HongKong.

South Asia Gateway Terminals (SAGT) was incorporated in alliance with several international and multilateral organisations, to take possession and develop the Queen Elizabeth Quay at the Colombo port, in the largest ever private sector investment project in Sri Lanka.

2003 JKH acquired a 90% stake in Lanka Marine Services.

and the journey continues...

... to the Bottomline

Financial Reports

Financial Calendar

Interim Financial Statements	
- Three months ended 30 June 2002	24 July 2002
- Six months ended 30 September 2002	06 November 2002
- Nine months ended 31 December 2002	03 February 2003
Interim Dividend paid on	07 March 2003
Final Dividend proposed to be paid on	27 June 2003
Annual Report 2002/2003	02 June 2003
24th Annual General Meeting	27 June 2003

The Directors' Report to be presented at the 24th Annual General Meeting of John Keells Holdings Limited to be held on Friday, 27 June 2003.

The Directors have pleasure in presenting to the members their Report together with the audited accounts of John Keells Holdings Limited and the audited Consolidated Financial Statements of the Group for the year ended 31 March 2003.

Group Activities

The principal activities of the Group are shown on pages 117 to 118 of the Report.

Segment Reporting

The Segment reporting is given in Notes 3.3, 11.5 and 30 to the Financial Statements.

Group Revenue

The Revenue of the Group during the year was Rs.16,784.2 million, (2001/2002 - Rs.11,777.3 million). The breakdown of Revenue is provided in Note 3 to the Financial Statements on page 81.

Group Employment

The number of persons employed by John Keells Holdings Limited and its subsidiaries as at 31 March 2003 was 18,583 (31 March 2002 - 19,405).

Donations

Total donations made by the Group during the year amounted to Rs.2.256 million (2001/2002 - Rs. 0.916 million) of which Rs.2.22 million was to approved charities.

Property, Plant and Equipment

Land and buildings owned by companies in the Group were revalued during the current financial year, except for that owned by Keells Plantation Management Services (Pvt) Limited, which was revalued on 31 March 1998. Details of Land and Buildings with Net Book Values appear on pages 87 and 88. Details of the Property, Plant and Equipment of the Group and their movements are given in Note 11 to the Financial Statements on pages 86 to 90.

Group expenditure during the year on the acquisition of Property, Plant and Equipment amounted to Rs.927.4 million (2001/2002 - Rs. 493.3 million). Additions during the year as indicated in the Note 11 includes adjustment on account of exchange fluctuations.

Investments

Details of Long Term Investments held by the Company and by the Group are given in Note 13 to the Financial Statements on pages 90 to 95.

Share Capital

The total issued share capital of the Company as at 31 March 2003 was Rs.1,876.47 million comprising 187,130,675 Ordinary Shares and 258,151 Global Depository Receipts (GDRs) with each GDR representing two ordinary shares. During the year 81,598 Global Depository Receipts were converted into 163,196 Ordinary shares.

Options in respect of 2,301,100 shares were exercised during the year under the Employee Share Option Plan, for a total purchase consideration of Rs.102.88 million

Employee Share Option Plan

The Employee Share Option Plan consisted/consists of a First Plan approved by the Shareholders on 9 January 1996 and a Second Plan approved by the Shareholders on 29 June 2001.

Under the First Plan, the Company was authorised to issue annually for five years, non-transferable Call Share Options not exceeding in aggregate one percent of the total issued Capital of the Company as at the date of the grant of such options. Options granted under this plan had to be exercised within three years of grant. Although the initial awards under this plan covered just 2,007,500 shares, various bonus issues made by the Company subsequent to the date of the awards enhanced the number available by a further 4,175,710 to 6,183,210 shares. All five awards made under this Plan have now lapsed with 4,002,548 options having been exercised and 2,180,662 having not been exercised and therefore lapsing.

Under the Second Plan, the Company was authorised to issue up to five percent of the issued Share Capital, with an annual limit of up to two percent, of non-transferable Call Share Options. Options granted under this Plan have to be exercised within five years of such grant. A first award of 3,670,000 options was made on 10 October 2001 at a price of Rs. 36.50 and a second award of 3,728,580 options was made on 12 November 2002 at a price of Rs. 76.00. As at 31 March 2003, 1,022,550 of these options have been exercised and 103,328 Options have lapsed leaving a balance of 6,272,702 Options.

In keeping with the above, the total options available for exercise, as at 31 March 2003, is 6,272.702. Of this 2,584,450 options have to be exercised before 10 October 2006 and 3,688,252 options have to be exercised before 12 November 2007.

Reserves

The movements during the year, of Capital and Revenue Reserves are shown in Notes 20 and 21 respectively to the Financial Statements on page 98.

Contingent Liabilities and Capital Commitments

Contingent liabilities as at 31 March 2003 and commitments made on capital expenditure not taken into the books as at that date are given in Notes 32 and 33 to the Financial Statements on page 108.

Events Subsequent to Balance Sheet Date

Other than the commitments referred to in Note 35 to the Financial statements, there have been no events subsequent to the Balance Sheet date which would have any material effect on the Company or on the Group.

Annual Report

The Board of Directors approved the Consolidated Financial Statements on 26 May 2003. The appropriate number of copies of this Report will be submitted to the Colombo Stock Exchange and to the Sri Lanka Accounting and Auditing Standards Monitoring Board on 2 June 2003.

Directors' Interests in Contracts

Directors' interests in contracts of the Company are disclosed in Note 31 to the Financial Statements on Page 107 and have been declared at meetings of the Directors. The Directors have no direct or indirect interest in any other contract or proposed contract of the Company.

Directorate

The Board of Directors of the Company as at 31 March 2003 is given on page 36 of the Report.

Mr C J Fernando and Miss A Coomaraswamy resigned from the Board of Directors with effect from 31 August 2002 and 31 October 2002 respectively. Mr J C L de Mel resigned from the Board of Directors with effect from 3 May 2003.

Mr J R F Peiris was appointed to the Board on 3 May 2003, while Mr S C Ratnayake and Mr A D Gunewardene were appointed as Joint Managing Directors with effect from the same date.

Mr J R F Peiris retires in terms of Article 91 of the Articles of Association of the Company and being eligible offers himself for re-election.

Mr S Easparathasan retires in terms of Article 84 of the Articles of Association of the Company and being eligible offers himself for re-election.

The Board Audit Review Committee as at date comprises Mr S Easparathasan (Chairman) and Mr E F G Amerasinghe. The Board Remuneration Committee and Nomination Committee comprises Mr E F G Amerasinghe (Chairman), Mr S Easparathasan and Mr V Lintotawela.

Group Results and Appropriations

			2003 Rs.'000s	2002 Rs.'000s
After making provision for bad and doubtful debts and for all known liabilities and after providing for depreciation on Property,Plant and Equipment the profit earned before interest by the Group was			1,585,716	805,436
Interest paid during the year was			(329,478)	(323,732)
			1,256,238	481,704
After adjusting for provision for fall in value of Investments and for profit /(loss) on sale of Investments			101,602	79,098
Profit accruing to the Company and Subsidiaries was			1,357,840	560,802
To which share of profits of Associate Companies was added			451,015	321,753
Profit before taxation was			1,808,855	882,555
From which was deducted the provision for taxation including deferred taxation of			(315,837)	(290,208)
leaving a net profit after taxation of			1,493,018	592,347
The amount attributable to Minority Interests was			(169,593)	(48,966)
The amount available to the Company was therefore			1,323,425	543,381
When the balance brought forward from the previous year (after adjustments) was added			1,612,859	1,719,924
The amount available for appropriation was			2,936,284	2,263,305
The Directors have recommended that transfers be made to the General Reserve of			-	-
And to the Dividend Reserve (Net) of			(146,960)	(187,975)
			2,789,324	2,075,330
On 7 March 2003 an interim dividend of 10% was paid (2001/2002 - 10%)			(162,266)	(162,997)
out of dividends received free of tax	- 1.14%		(18,432)	(36,764)
and dividends received net (liable to tax)	- 8.86%		(143,834)	(126,233)
A Final Dividend of 10% (2001/2002 - 10%) is being recommended amounting to			* (179,937)	(166,872)
which has been declared out of				
Dividends received free of tax	- 2.37%		42,676	22,351
Dividends received net (liable to tax)	- 7.63%	(effective)	137,261	144,521
Leaving a balance to be carried forward to the next year of			2,627,058	1,745,461

** The Final Dividend proposed for the financial year 2002/03 has not been recognised as at the Balance Sheet date in compliance with SLAS 12 (Revised) - Events after the Balance Sheet date.*

DIRECTORS' SHAREHOLDINGS

Shareholdings of Directors of the Company and of their respective spouses in the Company and in its subsidiary and associate companies are as follows:

John Keells Holdings Limited

V Lintotawela – 2,729,295 (31.03.2002 – 2,570,495)
S C Ratnayake – 1,071,960 (31.03.2002 – 1,043,640)
A D Gunewardene – 1,331,339 (31.03.2002 – 1,085,089)
G S A Gunesekera – 566,218 (31.03.2002 – 537,718)
J R F Peiris – Nil (31.03.2002 – Nil)
J C L de Mel – 22,500 (31.03.2002 – 22,500)
(Resigned w.e.f 03.05.2003)
E F G Amerasinghe – Nil (31.03.2002 – Nil)
S Easparathasan – Nil (31.03.2002 – Nil)
T Das – Nil (31.03.2002 – Nil)

Options available under the Employee Share Option Plan of the Company

V Lintotawela – 240,000 (31.03.2002 – 128,500)
S C Ratnayake – 240,000 (31.03.2002 – 128,500)
A D Gunewardene – 240,000 (31.03.2002 – 128,500)
G S A Gunesekera – 240,000 (31.03.2002 – 128,500)

Ceylon Cold Stores Limited

V Lintotawela – 9,600 (31.03.2002 – 9,600)
S C Ratnayake – 760 (31.03.2002 – 760)
A D Gunewardene – 7,000 (31.03.2002 – 7,000)
G S A Gunesekera – 3,812 (31.03.2002 – 3,812)

Ceylon Holiday Resorts Limited

S C Ratnayake – 10,000 (31.03.2002 – 10,000)
A D Gunewardene – 3,166 (31.03.2002 – 3,166)

Habarana Lodge Limited

V Lintotawela – 533 (31.03.2002 – 533)
G S A Gunesekera – 2,360 (31.03.2002 – 2,360)

International Tourists & Hoteliers Limited

V Lintotawela – 5,027 (31.03.2002 – 5,027)
S C Ratnayake – 9,375 (31.03.2002 – 9,375)

Kandy Walk Inn Limited

V Lintotawela – 2,613 (31.03.2002 – 2,613)
S C Ratnayake – 250 (31.03.2002 – 250)
G S A Gunesekera – 567 (31.03.2002 – 567)

Keells Food Products Limited

V Lintotawela – 6,635 (31.03.2002 – 6,635)
S C Ratnayake – 2,500 (31.03.2002 – 2,500)
G S A Gunesekera – 1,666 (31.03.2002 – 1,666)

Maskeliya Plantations Limited

V Lintotawela – 25,100 (31.03.2002 – 25,100)

Nations Trust Bank

V Lintotawela – 35,601 (31.03.2002 – 35,601)
A D Gunewardene – 67,301 (31.03.2002 – 67,301)
G S A Gunesekera – 1,600 (31.03.2002 – 1,600)

Tea Smallholder Factories Limited

V Lintotawela – 10,000 (31.03.2002 – 10,000)
G S A Gunesekera – 1,000 (31.03.2002 – 1,000)

Union Assurance Limited

A D Gunewardene – 2,498 (31.03.2002 – 2,498)

None of the Directors hold shares in any other company in the Group other than for nominee holdings.

AUDITORS

The financial statements for the year have been audited by Messrs. Ernst & Young (Chartered Accountants) who offer themselves for re-appointment. At a meeting of the Board of Directors held on 03 May 2003, it was resolved that they be recommended for re-appointment as Auditors.

By Order of the Board
Keells Consultants Limited
Secretaries

26 May 2003

Statement of Directors' Responsibility for the preparation of Financial Statements

The responsibility of the Directors, in relation to the Financial Statements, is set out in the following statement. The responsibility of the Auditors, in relation to the Financial Statements, is set out in the Report of the Auditors on page 61 of the Report.

As per the provisions of the Companies Act No. 17 of 1982, the Directors are required to prepare for each financial year and place before a general meeting financial statements, which comprise –

i. a Profit and Loss Account, which presents a true and fair view of the profit and loss of the Company and its subsidiaries for the financial year; and

ii. a Balance Sheet, which presents a true and fair view of the state of affairs of the company and its subsidiaries as at the end of the financial year,

and which comply with the requirements of the Act.

The Directors are of the view that, in preparing these Financial Statements:

i. the appropriate accounting policies have been selected and applied in a consistent manner. Material departures, if any have been disclosed and explained;

ii. all applicable Accounting Standards, as relevant, have been followed;

iii. judgements and estimates have been made which are reasonable and prudent.

The Directors are also of the view that the company has adequate resources to continue in operation and have applied the going concern basis in preparing these Financial Statements.

Further, the Directors have a responsibility to ensure that the Company maintains sufficient accounting records to disclose, with reasonable accuracy the financial position of the Company and of the Group, and to ensure that the financial statements presented comply with the requirements of the Companies Act.

The Directors are also responsible for taking reasonable steps to safeguard the assets of the Company and of the Group and in this regard to give proper consideration to the establishment of appropriate internal control systems with a view to preventing and detecting fraud and other irregularities.

The Directors are required to prepare the Financial Statements and to provide the Auditors with every opportunity to take whatever steps and undertake whatever inspections they may consider to be appropriate to enable them to give their Audit Opinion.

The Directors are of the view that they have discharged their responsibilities as set out in this statement.

Compliance Report

The Directors confirm that to the best of their knowledge, all taxes, duties and levies payable by the Company and its subsidiaries, all contributions, levies and taxes payable on behalf of and in respect of the employees of the Company and its subsidiaries, and all other known statutory dues as were due and payable by the company and its subsidiaries as at the Balance Sheet date have been paid or, where relevant provided for.

By Order of the Board

Keells Consultants Limited
Secretaries

26 May 2003



■ Chartered Accountants
201, De Saram Place,
P. O. Box 101,
Colombo 10,
Sri Lanka.

■ Telephone : (01) 697363
Fax Gen : (01) 697369
Tax : 074 710383
E Mail : eysl@sltnet.lk

AUDITORS' REPORT

TO THE MEMBERS OF JOHN KEELLS HOLDINGS LIMITED

We have audited the Balance Sheet of John Keells Holdings Limited as at March 31, 2003, the Consolidated Balance Sheet of the Company and its Subsidiaries as at that date, and the related Statements of Income, Cash Flows and Changes in Equity for the year then ended, together with the Accounting Policies and Notes as set out on pages 62 to 109.

Respective Responsibilities of Directors and Auditors

The Directors are responsible for preparing and presenting these Financial Statements in accordance with the Sri Lanka Accounting Standards. Our responsibility is to express an opinion on these Financial Statements, based on our audit.

Basis of Opinion

We conducted our audit in accordance with the Sri Lanka Auditing Standards, which require that we plan and perform the audit to obtain reasonable assurance whether the said Financial Statements are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the said Financial Statements, assessing the accounting principles used and significant estimates made by the Directors, evaluating the overall presentation of the Financial Statements, and determining whether the said Financial Statements are prepared and presented in accordance with the Sri Lanka Accounting Standards. We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit. We therefore believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, so far as appears from our examination, the Company maintained proper books of account for the year ended March 31, 2003, and to the best of our information and according to the explanations given to us, the said Balance Sheet and related Statements of Income, Cash Flows and Changes in Equity and the Accounting Policies and Notes thereto, which are in agreement with the said books, have been prepared and presented in accordance with the Sri Lanka Accounting Standards, provide the information required by the Companies Act No. 17 of 1982 and give a true and fair view of the Company's state of affairs as at March 31, 2003 and its profit and cash flows for the year then ended.

In our opinion, the Consolidated Balance Sheet and Statements of Income, Cash Flows and Changes in Equity and the Accounting Policies and Notes thereto have been properly prepared and presented in accordance with the Companies Act No. 17 of 1982 and the Sri Lanka Accounting Standards, and give a true and fair view of the state of affairs as at March 31, 2003 and the profit and cash flows for the year then ended of the Company and its Subsidiaries dealt with thereby, so far as concerns the members of the Company.

Directors' Interests in Contracts with the Company

According to the information made available to us, the Directors of the Company were not directly or indirectly interested in contracts with the Company during the year ended March 31, 2003 except as stated in Note 31 to these Financial Statements.



Colombo

26th May 2003

For the year ended 31st March In Rs. '000s	Page No	Note	Company 2003	Company 2002	Group 2003	Group 2002
Revenue	81	3	**1,062,302**	847,945	**16,784,203**	11,777,320
Cost of Sales			**(81,196)**	(68,632)	**(11,705,534)**	(8,201,945)
Gross Profit			**981,106**	779,313	**5,078,669**	3,575,375
Other Operating Income	81	4	**15,158**	30,086	**174,771**	203,079
			996,264	809,399	**5,253,440**	3,778,454
Administrative Expenses			**(188,741)**	(170,180)	**(2,529,963)**	(2,152,643)
Distribution Expenses			-	-	**(644,567)**	(423,401)
Other Operating Expenses			**(56,707)**	(88,812)	**(377,072)**	(233,170)
Profit from Operating Activities	82	5	**750,816**	550,407	**1,701,838**	969,240
Cost of Voluntary Retirement Scheme			-	-	**(110,672)**	(149,957)
Profit/(Loss) from sale of Discontinued Operations	82	6	**(12,796)**	129,577	**96,152**	65,251
Provision for fall in Value of Investments	91	13.1	**(40,015)**	(19,401)	-	-
Finance Expenses	82	7	**(205,468)**	(164,835)	**(329,478)**	(323,732)
Profit from Ordinary Activities before Tax			**492,537**	495,748	**1,357,840**	560,802
Share of Associate Company Profits			-	-	**451,015**	321,753
Profit before Taxation			**492,537**	495,748	**1,808,855**	882,555
Income Tax Expense	83	8	**(3,055)**	1,559	**(315,837)**	(290,208)
Profit after Taxation			**489,482**	497,307	**1,493,018**	592,347
Minority Interest			-	-	**(169,593)**	(48,966)
Profit attributable to the Group			**489,482**	497,307	**1,323,425**	543,381

		Page No	Note	Rs.	Rs.	Rs.	Rs.
Earnings Per Share -	Basic/Diluted	85	9	**2.62**	2.69	**7.08**	2.94
Dividends Per Share -	**Gross/Effective**						
	Interim Paid			**1.00**	1.00	**1.00**	1.00
	Final Proposed			**1.00**	1.00	**1.00**	1.00
Dividends Per Share -	**Net**						
	Interim Paid			**0.86**	0.88	**0.86**	0.88
	Final Proposed			**0.96**	0.90	**0.96**	0.90

The Accounting Policies and Notes as set out on pages 68 to 109 form an integral part of the Financial Statements.

26 May 2003

As at 31st March	Page No	Note	Company 2003	Company 2002	Group 2003	Group 2002
In Rs. '000s						
ASSETS						
Non-Current Assets						
Property, Plant and Equipment	86	11	**414,681**	383,444	**10,172,219**	8,928,274
Intangible Assets - Goodwill	90	12	**–**	–	**599,747**	565,232
Investments in Subsidiaries and Joint Ventures	90	13	**3,640,794**	2,376,640	**9,785**	10,680
Investments in Associates	90	13	**1,252,351**	1,268,004	**2,639,584**	2,245,066
Other Investments	90	13	**97,056**	97,056	**128,572**	146,483
Other Non-Current Assets	96	14	**372,412**	434,322	**18,293**	3,500
Deferred Expenditure	96	15	**–**	–	**–**	1,921
			5,777,294	4,559,466	**13,568,200**	11,901,156
Current Assets						
Inventories	96	16	**554**	256	**1,686,965**	1,203,734
Trade and Other Receivables	97	17	**380,332**	1,082,815	**3,292,976**	3,688,512
Short Term Loans given to Related Parties			**341,034**	433,854	**–**	–
Short Term Investments	97	18	**196,921**	252,902	**598,402**	3,437,510
Cash in Hand and at Bank	104	29	**23,207**	34,752	**957,004**	912,702
			942,048	1,804,579	**6,535,347**	9,242,458
Total Assets			**6,719,342**	6,364,045	**20,103,547**	21,143,614
EQUITY & LIABILITIES						
Capital & Reserves						
Share Capital	97	19	**1,876,470**	1,853,459	**1,876,470**	1,853,459
Capital Reserves	98	20	**1,201,686**	1,102,644	**2,855,096**	2,469,216
Revenue Reserves	98	21	**1,432,044**	1,104,828	**5,082,482**	3,961,474
Total Equity			**4,510,200**	4,060,931	**9,814,048**	8,284,149
Minority Interest			**–**	–	**2,061,439**	1,801,799
Non-Current Liabilities						
Negative Goodwill	99	22	**–**	–	**653,017**	693,645
Non-Interest Bearing Borrowings	99	23	**–**	–	**40,700**	–
Interest Bearing Borrowings	99	23	**809,213**	486,876	**1,436,372**	1,165,944
Deferred Tax Liabilities	103	24	**693**	–	**362,580**	345,487
Retirement Benefit Obligations	103	25	**41,288**	44,967	**541,355**	490,528
Other Deferred Liabilities	103	26	**–**	–	**100,140**	93,646
			851,194	531,843	**3,134,164**	2,789,250
Current Liabilities						
Trade and Other Payables	104	27	**105,643**	132,620	**2,443,175**	5,666,827
Amounts due to Related Parties			**210,612**	467,549	**–**	–
Income Tax Liabilities			**–**	–	**7,187**	32,201
Dividends Payable			**–**	166,872	**–**	166,872
Short Term Borrowings	104	28	**250,000**	508,472	**704,467**	986,216
Non-Interest Bearing Borrowings	99	23	**–**	–	**10,000**	–
Interest Bearing Borrowings	99	23	**179,158**	178,717	**367,763**	398,997
Bank Overdrafts	104	29	**612,535**	317,041	**1,561,304**	1,017,303
			1,357,948	1,771,271	**5,093,896**	8,268,416
Total Equity and Liabilities			**6,719,342**	6,364,045	**20,103,547**	21,143,614

The Board of Directors is responsible for the preparation and presentation of these Financial Statements.
Signed for and on behalf of the Board by,

(Sgd.) V. Lintotawela
Chairman

(Sgd.) S. C. Ratnayake
Director

The Accounting Policies and Notes as set out on pages 68 to 109 form an integral part of the Financial Statements.

26 May 2003

For the year ended 31st March		Company		Group	
In Rs. '000s	Note	**2003**	2002	**2003**	2002
CASH FLOWS FROM OPERATING ACTIVITIES					
Net Profit before Taxation		**492,537**	495,748	**1,808,855**	882,555
Adjustments for: Interest Received		**-**	-	**(41,511)**	(17,650)
Finance Expenses		**205,468**	164,835	**329,478**	323,732
Dividends Received		**-**	-	**(1,643)**	(14,191)
Devaluation of Property, Plant and Equipment		**-**	-	**28,975**	-
Share of Associate Company Profits		**-**	-	**(451,015)**	(321,753)
Depreciation		**15,778**	14,261	**738,022**	755,793
Loss/(Profit) from sale of Discontinued Operations		**12,796**	(129,577)	**(96,152)**	(65,251)
Loss/(Profit) on sale of Property, Plant and Equipment		**(3,162)**	(10)	**(8,034)**	(10,979)
Loss/(Profit) on sale of Shares		**(6,765)**	(4,531)	**(5,450)**	(13,847)
Provision for fall in Value of Investments		**40,015**	19,401	**-**	-
Goodwill on Consolidation (Net)		**-**	-	**5,016**	(5,397)
Bad Debts		**18,220**	18,296	**-**	-
Retiring Gratuity (net of payments)		**(3,679)**	7,871	**43,636**	16,940
Amortisation of Grants and Subsidies		**-**	-	**(5,720)**	(3,087)
Deferred Expenditure and Non-Current Assets (net)		**-**	-	**(2,695)**	(1,825)
Operating Profit before Working Capital Changes		**771,208**	586,294	**2,341,762**	1,525,040
(Increase)/Decrease in Inventories		**(298)**	(256)	**205,713**	1,614
(Increase)/Decrease in Receivables and Prepayments		**794,595**	(699,209)	**813,247**	(870,320)
Increase/(Decrease) in Creditors and Accruals		**(283,914)**	9,463	**(552,512)**	(222,539)
Increase/(Decrease) in Short Term Borrowings		**(258,472)**	308,471	**(327,215)**	658,290
Increase/(Decrease) consequent to changes in Subsidiaries		**-**	-	**(30,714)**	(29,001)
Amount due on sale of Discontinued Operations		**-**	567,030	**-**	580,942
Cash Generated from Operations		**1,023,119**	771,793	**2,450,281**	1,644,026
Interest Received		**-**	-	**41,511**	17,650
Finance Expenses Paid		**(205,468)**	(164,835)	**(329,478)**	(323,732)
Dividends Received		**-**	-	**45,594**	63,829
Income Tax Paid		**(1,659)**	(12,442)	**(316,510)**	(253,214)
Net Cash Flow from Operating Activities		**815,992**	594,516	**1,891,398**	1,148,559
CASH FLOWS USED IN INVESTING ACTIVITIES					
Acquisition of Property, Plant and Equipment		**(31,671)**	(16,812)	**(927,400)**	(493,269)
Purchase of Investments		**(1,355,975)**	(603,632)	**(16,344)**	(568,625)
Purchase of Subsidiaries	(Note A)	**-**	-	**(1,276,464)**	-
Acquisition of Interest in Subsidiaries		**-**	-	**-**	(36,110)
Proceeds from sale of Property, Plant and Equipment		**6,989**	49	**89,501**	36,095
Proceeds from sale of Subsidiaries	(Note B)	**-**	-	**65,998**	-
Proceeds from sale of Associates		**-**	-	**26,233**	-
Proceeds from sale of other Investments		**61,431**	25,023	**23,802**	45,647
Grants Received for investing activities		**-**	-	**12,214**	15,656
Net Cash Flow used in Investing Activities		**(1,319,226)**	(595,372)	**(2,002,460)**	(1,000,606)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from Issuance of Shares - Company		**102,884**	70,756	**102,884**	70,756
Minority Interest		**-**	-	**(138,792)**	(159,437)
Dividends Paid		**(329,138)**	(332,563)	**(329,138)**	(332,563)
Long Term Borrowings - Related Parties		**43,690**	(33,485)	**-**	-
Proceeds from Non-interest Bearing Borrowings		**-**	-	**700**	-
Proceeds from Interest Bearing Borrowings		**501,750**	323,596	**640,673**	390,017
Repayment of Interest Bearing Borrowings		**(178,972)**	(113,973)	**(307,638)**	(299,133)
Net Cash Flow from Financing Activities		**140,214**	(85,669)	**(31,311)**	(330,360)
NET INCREASE IN CASH & CASH EQUIVALENTS		**(363,020)**	(86,525)	**(142,373)**	(182,407)
CASH & CASH EQUIVALENTS AT THE BEGINNING	29	**(29,387)**	57,138	**136,475**	3,515,316
	29	**(392,407)**	(29,387)	**(5,898)**	3,332,909
Adjustment in cash and cash equivalents consequent to disposal and acquisition of subsidiaries		**-**	-	**-**	(3,196,434)
CASH & CASH EQUIVALENTS AT THE END		**(392,407)**	(29,387)	**(5,898)**	136,475

Note A. I Acquisition of Subsidiary

During the year the Company acquired Lanka Marine Services (Pvt) Limited. The fair value of assets acquired and liabilities assumed were as follows.

Receivables	619,784
Inventories	694,305
Property, Plant and Equipment	727,597
Trade and Other Payables	(774,802)
Deferred Liabilities	(13,047)
Total Net Assets	1,253,837
Minority Interest	(41,489)
Goodwill on Consolidation	64,116
Cash Flow on acquisition of Subsidiary	1,276,464

Note B. I Disposal of Subsidiary

The Company disposed of the Net Assets of Waldock Mackenzie Limited on 28th June 2002.

Cash and Cash Equivalents	3,174,532
Receivables	170,514
Investment	15,984
Property, Plant and Equipment	368
Trade and Other Payables	(3,449,249)
Deferred Liabilities	(265)
Total Net Assets / (Liabilities)	(88,116)
Profit on Disposal of Subsidiary	88,116
Cash Flow on disposal of Subsidiary	-

II Disposal of Subsidiary

The Company disposed of the Net Assets of Keells Aquariums (Pvt) Limited on 18th March 2003.

Cash and Cash Equivalents	21,925
Receivables	34,516
Inventory	6,697
Property, Plant and Equipment	67,783
Trade and Other Payables	(11,825)
Deferred Liabilities	(10,707)
Total Net Assets / (Liabilities)	108,389
Minority Interest	(1,116)
Negative Goodwill	(4,688)
Capital Reserves	(25,262)
General Reserves	(4,461)
Loss on Disposal of Subsidiary	(6,864)
Cash Flow on disposal of Subsidiary	65,998

Note C. Resort Hotels Limited and Wirawila Walk Inn Limited were consolidated with effect from 01.04.2002 & had cash & cash equivalent balances of Rs. 18,884 and Rs.3,804 as at that date respectively.

The Accounting Policies and Notes as set out on pages 68 to 109 form an integral part of the Financial Statements.

In Rs.'000s	Note	Share Capital	Global Depository Receipts	Share Premium	Revaluation Reserve	General Reserve	Dividend Reserve	Investment Equalisation Reserve	Accumulated Profit	Total Equity
Balance as at 1st April 2001		1,827,083	8,536	784,364	265,364	450,000	370,000	75,000	42,389	3,822,736
Bonus Issue of Shares		-	-	-	-	-	-	-	-	-
GDRs converted during the year		1,741	(1,741)	-	-	-	-	-	-	-
Share Options exercised during the year		17,840	-	-	-	-	-	-	-	17,840
Premium on Issue of Shares during the year		-	-	52,916	-	-	-	-	-	52,916
Reserved during the year										
General Reserve		-	-	-	-	-	-	-	-	-
Dividend Reserve		-	-	-	-	-	187,976	-	-	187,976
		1,846,664	6,795	837,280	265,364	450,000	557,976	75,000	42,389	4,081,468
Net Profit for the year		-	-	-	-	-	-	-	497,307	497,307
Transfer to Dividend Reserve		-	-	-	-	-	-	-	(187,975)	(187,975)
Interim Dividend Paid	10	-	-	-	-	-	-	-	(162,997)	(162,997)
Final Dividend Proposed	10	-	-	-	-	-	-	-	(166,872)	(166,872)
Balance as at 31st March 2002		1,846,664	6,795	837,280	265,364	450,000	557,976	75,000	21,852	4,060,931
Bonus Issue of Shares		-	-	-	-	-	-	-	-	-
GDRs converted during the year		1,632	(1,632)	-	-	-	-	-	-	-
Share Options exercised during the year		23,011	-	-	-	-	-	-	-	23,011
Premium on Issue of Shares during the year		-	-	79,873	-	-	-	-	-	79,873
Revaluation surplus arising during the year		-	-	-	19,169	-	-	-	-	19,169
Reserved during the year										
General Reserve		-	-	-	-	-	-	-	-	-
Dividend Reserve		-	-	-	-	-	146,960	-	-	146,960
		1,871,307	5,163	917,153	284,533	450,000	704,936	75,000	21,852	4,329,944
Net Profit for the year		-	-	-	-	-	-	-	489,482	489,482
Transfer to Dividend Reserve		-	-	-	-	-	-	-	(146,960)	(146,960)
Interim Dividend Paid	10	-	-	-	-	-	-	-	(162,266)	(162,266)
Balance as at 31st March 2003		**1,871,307**	**5,163**	**917,153**	**284,533**	**450,000**	**704,936**	**75,000**	**202,108**	**4,510,200**

The Accounting Policies and Notes as set out on pages 68 to 109 form an integral part of the Financial Statements.

	Note	Share Capital	Global Depository Receipts	Share Premium	Re-valuation Reserve	Exchange Translation Reserve	Other Capital Reserves	General Reserve	Dividend Reserve	Investment Equalisation Reserve	Accumulated Profit	Total Equity
In Rs. '000s												
Balance as at 1st April 2001		1,827,083	8,536	784,364	978,037	134,830	454,408	1,541,103	411,897	75,000	1,744,915	7,960,173
Adjustment on account of new/ Discontinued Operations		-	-	-	-	-	(1,288)	38	-	-	(1,300)	(2,550)
Adjustment on account of changes in Holding		-	-	-	-	-	-	-	-	-	(23,691)	(23,691)
		1,827,083	8,536	784,364	978,037	134,830	453,120	1,541,141	411,897	75,000	1,719,924	7,933,932
GDRs converted during the year		1,741	(1,741)	-	-	-	-	-	-	-	-	-
Share Options exercised during the year		17,840	-	-	-	-	-	-	-	-	-	17,840
Premium on Issue of Shares during the year		-	-	52,916	-	-	-	-	-	-	-	52,916
Reserved during the year												
General Reserve		-	-	-	-	-	-	56,402	-	-	-	56,402
Dividend Reserve		-	-	-	-	-	-	-	232,417	-	-	232,417
		1,846,664	6,795	837,280	978,037	134,830	453,120	1,597,543	644,314	75,000	1,719,924	8,293,507
Gain or Loss not recognised in the Income Statement												
Currency Translation Differences		-	-	-	-	65,949	-	-	-	-	-	65,949
Net Profit for the period		-	-	-	-	-	-	-	-	-	543,381	543,381
Transfer to Dividend Reserve		-	-	-	-	-	-	-	-	-	(187,975)	(187,975)
Interim Dividend Paid	10	-	-	-	-	-	-	-	-	-	(162,997)	(162,997)
Final Dividend Proposed	10	-	-	-	-	-	-	-	-	-	(166,872)	(166,872)
		1,846,664	6,795	837,280	978,037	200,779	453,120	1,597,543	644,314	75,000	1,745,461	8,384,993
Retained by Subsidiaries in Reserves											(100,844)	(100,844)
Balance as at 31st March 2002		1,846,664	6,795	837,280	978,037	200,779	453,120	1,597,543	644,314	75,000	1,644,617	8,284,149
Adjustment on account of new/discontinued operations		-	-	-	(25,262)	-	-	(4,461)	-	-	(9,265)	(38,988)
Adjustment on account of changes in holding		-	-	-	-	-	-	(3,930)	(2)	-	(22,493)	(26,425)
		1,846,664	6,795	837,280	952,775	200,779	453,120	1,589,152	644,312	75,000	1,612,859	8,218,736
GDRs converted during the year		1,632	(1,632)	-	-	-	-	-	-	-	-	-
Share Options exercised during the year		23,011	-	-	-	-	-	-	-	-	-	23,011
Premium on Issue of Shares during the year		-	-	79,873	-	-	-	-	-	-	-	79,873
Revaluation surplus arising during the year		-	-	-	320,318	-	-	-	-	-	-	320,318
Reserved during the year												
General Reserve		-	-	-	-	-	-	28,997	-	-	-	28,997
Dividend Reserve		-	-	-	-	-	-	-	112,438	-	-	112,438
		1,871,307	5,163	917,153	1,273,093	200,779	453,120	1,618,149	756,750	75,000	1,612,859	8,783,373
Gain or Loss not recognised in the Income Statement		-	-	-	-	-	-	-	-	-	-	-
Currency Translation Differences		-	-	-	-	10,951	-	-	-	-	-	10,951
Net Profit for the period		-	-	-	-	-	-	-	-	-	1,323,425	1,323,425
Transfer to Dividend Reserve		-	-	-	-	-	-	-	-	-	(146,960)	(146,960)
Interim Dividend Paid	10	-	-	-	-	-	-	-	-	-	(162,266)	(162,266)
		1,871,307	5,163	917,153	1,273,093	211,730	453,120	1,618,149	756,750	75,000	2,627,058	9,808,523
Retained by Subsidiaries in Reserves											5,525	5,525
Balance as at 31st March 2003		1,871,307	5,163	917,153	1,273,093	211,730	453,120	1,618,149	756,750	75,000	2,632,583	9,814,048

The Accounting Policies and Notes as set out on pages 68 to 109 form an integral part of the Financial Statements.

1. Corporate Information

1.1 General

John Keells Holdings Limited is a public limited liability company incorporated and domiciled in Sri Lanka and listed on the Colombo Stock Exchange. The Registered Office and the principal place of business of the Company is located at 130, Glennie Street, Colombo 2.

Global Depository Receipts (GDRs) of John Keells Holdings Limited are listed on the Luxembourg Stock Exchange.

In the Report of the Directors and in the Financial Statements, "the Company" refers to John Keells Holdings Limited as the Holding Company and "the Group" refers to the companies whose accounts have been consolidated therein.

1.2 John Keells Holdings Limited became the Holding Company of the Group during the financial year ended 31st March 1986. The principal activities of the Group are stated on pages 117 and 118. As at 31st March 2003 the Group employed 18,583 persons (19,405 as at 31st March 2002)

1.3 The Notes to the Financial Statements on pages 68 to 109 form an integral part of the Financial Statements.

1.4 All values presented in the Financial Statements are in Sri Lanka Rupees thousands (Rs.'000s) unless otherwise indicated.

1.5 Companies in the Group

a) Subsidiaries

All companies in the Group whose Financial Statements have been included in the Consolidated Financial Statements have been listed on pages 117 and 118 of the Report.

Subsidiary companies have been consolidated under Section 150(1)(a)(ii) of the Companies Act No. 17 of 1982.

The following companies have been consolidated under Section 150(1)(a)(i) of the Companies Act:

Namunukula Plantations Limited
Tea Smallholder Factories Limited
D H L Keells (Pvt) Limited
Mack Air Services Maldives (Pte) Limited
Trans-ware Logistics (Pvt) Limited
International Tourists and Hoteliers Limited

The following subsidiary companies have been incorporated outside Sri Lanka:

Name	Country of Incorporation
John Keells Singapore (Pte) Limited	Singapore
John Keells Business Systems (UK) Limited	United Kingdom
John Keells Maldivian Resorts (Pte) Limited	Republic of Maldives
Travel Club (Pte) Limited	Republic of Maldives
Fantasea World Investments (Pte) Limited	Republic of Maldives
Mack Air Services Maldives (Pte) Limited	Republic of Maldives
Matheson Keells Air Services (Pvt) Limited	India
Matheson Keells Enterprises (Pvt) Limited	India

b) Associates

Associate companies of the Group, whose results have been included in the Consolidated Financial Statements on the basis of the share of income accruing to the Group are:

Nations Trust Bank Limited
Union Assurance Limited
Ceylinco Tourist Hotels Limited
RPK Management Services (Pvt) Limited
Exotic Horticulture (Pvt) Limited
Kegalle Plantations Limited
Maskeliya Plantations Limited
South Asia Gateway Terminals (Pvt) Limited

All the above associate companies are incorporated in Sri Lanka.

c) Joint Ventures

The Financial Statements of Chartersoft Limited, a jointly controlled entity between John Keells Holdings Limited and Benmore Services Incorporated of the Bahamas (Guernsey), have been included in the Consolidated Financial Statements on the basis of the Company's share of assets, liabilities, income and expenses of the jointly controlled entity.

The financial statements of Keells Arabia Trading LLC, a jointly controlled entity between Gordon Frazer & Company Ltd. and Mr. Shukri Saleh Alawi Yahya Al Braik of the United Arab Emirates, have been included in the consolidated financial statements from 28.7.02 on the same basis.

2. Summary of Significant Accounting Policies

2.1 General Policies

2.1.1 Basis of Preparation

The Balance Sheet, Statements of Income, Changes in Equity and Cash Flows, together with Accounting Policies and Notes (the 'Financial Statements') of the Group as at 31 March 2003 and for the year then ended, comply with the Sri Lanka Accounting Standards.

The Financial Statements, presented in Sri Lanka Rupees, have been prepared on a historical cost basis except for certain Property, Plant and Equipment, which have been revalued and certain marketable investments, which are stated at market values.

2.1.2 Comparative Information

The Accounting Policies which have been consistently applied by the Group are, unless otherwise stated, consistent with those used in the previous year.

2.1.3 Consolidation Policy

a) Principles of Consolidation

The Financial Statements of the Group represent the consolidation of the Financial Statements of the Company, and its controlled subsidiaries after elimination of all material intra group transactions.

Subsidiaries are consolidated from the date the Parent obtains control until such time as control ceases. Acquisition of subsidiaries are accounted for using the purchase method of accounting.

The total profits and losses for the period of the Company and of its subsidiaries included in consolidation are shown in the Consolidated Income Statement with the proportion of profit or loss after taxation pertaining to minority shareholders of subsidiaries being deducted as "Minority Interest".

All assets and liabilities of the Company and of its subsidiaries included in consolidation are shown in the Consolidated Balance Sheet. The interest of minority shareholders of subsidiaries in the fair value of net assets of the Group are indicated separately in the Consolidated Balance Sheet under the heading "Minority Interest".

b) Associate Companies

Associate companies which are listed in Note 1.5(b) have been accounted for on the equity method.

Associates are those investments in which the Group has significant influence of 20% to 50% and which are neither subsidiaries or joint ventures of the Group.

The Income Statement reflects the Group's share of the results of the operations of each associate.

The related investments are carried forward in the Consolidated Balance Sheet at values adjusted to reflect the Group's share of the fair value of net assets of the associates, net of any dividends paid by such associate.

c) Joint Ventures

The Group's interests in Joint Ventures is accounted for by proportionate consolidation, whereby the venturers' proportionate share of each of the assets, liabilities, income and expenses of the jointly controlled entity is combined on a line by line basis with similar items in the consolidated financial statements.

d) Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of a subsidiary, associate or joint venture as at the date of acquisition. Goodwill is amortised on a straight-line basis over the useful economic life of the acquisitions upto a presumed maximum of twenty years based on factors such as the foreseeable life of the business, period of lease etc. It is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is stated at cost less accumulated amortisation.

Goodwill relating to foreign entities is the excess of the value of the purchase price, translated into Sri Lanka Rupees at the rate prevalent on the date of acquisition, over the fair value of the assets as at that date.

e) New Subsidiaries

Lanka Marine Services (Pvt) Limited was acquired as a subsidiary on 20 August 2002. Nature Odyssey (Pvt) Limited, Whittall Boustead Teas (Pvt) Limited and John Keells Warehousing (Pvt) Limited was incorporated on 17 August 2001, 10 January 2002 and 7 August 2001 respectively.

f) Financial Year

All companies in the Group have a common financial year which ends on 31st March, other than for Union Assurance Limited and Nations Trust Bank Limited, which are associate companies and Keells Arabia Trading LLC a joint venture where the financial year ends on 31st December. The results of Union Assurance Limited and Nations Trust Bank for the twelve months ended and Keells Arabia Trading LLC for a period of three months ended 31st December 2002 have been included in these financial statements.

2.1.4 Foreign Currency Translation

a) All foreign exchange transactions are converted to Sri Lanka Rupees, which is the reporting currency, at the rates of exchange prevailing at the time the transactions are effected. Monetary assets and liabilities denominated in foreign currencies are translated to the Sri Lanka Rupee equivalents using year-end spot foreign exchange rates. Non-monetary assets and liabilities are translated using exchange rates that existed when the values were determined. The resulting gains and losses are accounted for in the Income Statement.

b) The Balance Sheets and Income Statements of overseas subsidiaries which are deemed to be foreign entities are translated at the rate of exchange prevailing as at the Balance Sheet date and at the average rate of exchange for the period respectively.

Net equity investments in overseas subsidiaries are converted at the rate prevailing on the date the relevant equity was acquired.

Exchange differences that arise on the translation of net equity investments in overseas subsidiaries are treated as a movement in the Exchange Translation Reserve owing to the long term nature of the investment. The total balance pertaining to exchange differences has been classified under Capital Reserves in Note 20 to the Financial Statements.

The exchange rates applicable during the period were as follows:

	Balance Sheet		Income Statement Average Rate		Net Equity Investment
	2002/2003	2001/2002	2002/2003	2001/2002	
	Rs.	Rs.	Rs.	Rs.	Rs.
Singapore Dollar	54.90	51.75	54.70	50.69	28.25
Pound Sterling	152.60	136.50	149.92	131.78	95.07
US Dollar	96.90	95.65	96.43	91.99	63.52
Indian Rupee	2.04	1.96	2.00	1.93	1.71
United Arab Emirates Dhiram	26.34	–	26.30	–	26.32

2.1.5 Taxation

*a) **Current Taxes***

The provision for income tax is based on the elements of income and expenditure as reported in the Financial Statements and computed in accordance with the provisions of the relevant tax statutes.

*b) **Deferred Taxation***

Deferred Taxation is provided for on the liability method. The tax effect of all timing differences which occur, as a result of items being allowed for income tax purposes during a period different from that when they are recognised in the Financial Statements, is included as a Provision for Deferred Taxation at rates of taxation which would prevail at the time the difference reverses.

Deferred tax assets are recognised with regard to all deductible timing differences and unabsorbed tax losses brought forward, to the extent that it is probable that taxable profit will be available against which the deductible timing differences and carry forward of unabsorbed tax losses can be utilised. The carrying amount of such deferred tax assets is reviewed at each Balance Sheet date and reduced by the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

c) ***Turnover based Taxes***

Turnover based taxes include Value Added Tax (VAT) from August 2002, Goods and Services Tax (GST), National Security Levy (NSL) up to July 2002. Turnover Tax (TT) payable to the Provincial Council in respect of Trading Activities only. Companies in the Group pay such taxes in accordance with the respective statutes.

2.1.6 Borrowing Costs

Borrowing costs are recognised as an expense in the period in which they are incurred, unless they are incurred in respect of qualifying assets in which case it is capitalised.

2.1.7 Deferred Expenditure

Expenditure which is deemed to have a benefit or relationship to more than one financial year is classified as deferred expenditure. Such expenditure is written off over the period to which it relates, on a straight-line basis, as disclosed in Note 15 to the Financial Statements.

2.1.8 Intangible Assets

An Intangible asset is recognised if it is probable that future economic benefits will flow to the enterprise and the cost of the asset can be measured reliably.

Intangible assets are amortised on a straight-line basis, from the date when the asset is available for use, over the best estimate of its useful economic life.

2.2 Valuation of Assets and their Bases of Measurement

2.2.1 Inventories

Inventories are valued at the lower of cost and net realisable value. Net realisable value is the price at which inventories can be sold in the ordinary course of business, less the estimated cost of completion and the estimated cost necessary to make the sale.

The cost incurred in bringing inventories to its present location and condition are accounted for as follows:

Raw Materials	-	At purchase cost, on a first in first out or weighted average basis
Finished Goods and Work-in-Progress	-	At the cost of direct materials, direct labour and an appropriate proportion of fixed production overheads based on normal operating capacity.
Produce Stocks	-	At since realised price.
Other Stocks	-	At actual cost.

2.2.2 Trade and other Receivables

Trade receivables are stated at the amounts that they are estimated to realise, net of provisions for bad and doubtful receivables.

Other receivables and dues from Related Parties are recognised at cost less provision for bad and doubtful receivables.

2.2.3 Cash and Cash Equivalents

Cash and cash equivalents are defined as cash in hand, demand deposits and short term liquid investments, readily convertible to identified amounts of cash and subject to insignificant risk of changes in value.

For purpose of the Cash Flow Statement, cash and cash equivalents consist of cash in hand and deposits at banks, net of outstanding bank overdrafts. Investments with short maturities, i.e. three months or less from the date of acquisition, are also treated as cash equivalents.

2.2.4 Property, Plant and Equipment

a) Cost and Valuation

All items of Property, Plant and Equipment are initially recorded at cost. Where items of Property, Plant and Equipment are subsequently revalued, the entire class of such assets is revalued. Revaluations are made with sufficient regularity to ensure that their carrying amounts do not differ materially from their fair values as at the Balance Sheet date. Subsequent to the initial recognition as an asset at cost, Property, Plant and Equipment, if revalued, are carried at revalued amounts less any subsequent depreciation thereon. Additions subsequent to the last revaluation are disclosed at cost. All other Property, Plant and Equipment are stated at historical cost less depreciation.

When an asset is revalued, any increase in the carrying amount is credited directly to a revaluation surplus, unless it reverses a previous revaluation decrease relating to the same asset, which had previously been recognised as an expense. In these circumstances, the increase is recognised as income to the extent of the previous write down. When an asset's carrying amount decreases as a result of a revaluation, the decrease is recognised as an expense, unless it reverses a previous increment relating to that asset, in which case it is charged against any related revaluation surplus, to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset. Any balance remaining in the revaluation surplus in respect of an asset, is transferred directly to Retained Profits on retirement or disposal of the asset.

b) Restoration Costs

Expenditure incurred on repairs or maintenance of Property, Plant and Equipment in order to restore or maintain the future economic benefits expected from the originally assessed standard of performance, is recognised as an expense when incurred.

c) Depreciation

Provision for depreciation is calculated by using a straight-line method on the cost or valuation of all Property, Plant and Equipment, other than freehold land, in order to write off such amounts over the estimated useful economic lives of such assets. Generally, depreciation is not provided for in the year of purchase while a full year's depreciation is provided for in the year of sale.

The annual rates of depreciation generally used by companies in the Group are as follows:

Assets	Rate p.a.
Buildings	2.50%
Civil Work	10.00%
Prime Movers and Trailers	10.00%
Plant and Machinery	5.00% - 20.00%
Tourist Coaches	10.00%
Motor Vehicles	20.00% - 25.00%
Furniture & Fittings	10.00% - 12.50%
Office Renovation	16.67%
Interiors	33.33%
Equipment	16.67% - 50.00%
Computer Equipment	16.67% - 33.33%
Computer Software	20.00% - 33.33%
Cutlery, Glassware, Furnishing and Linen	33.33%
Tools	50.00% - 100.00%

Variations in the policy for depreciation of Plantation Companies and South Asia Gateway Terminals (Pvt) Limited are disclosed in Note 2.5 to the Financial Statements.

2.2.5 Leases

a) *Finance Leases*

Property, Plant & Equipment on finance leases, which effectively transfer to the Group substantially all of the risk and benefits incidental to ownership of the leased items, are capitalised and disclosed as Finance Leases at their cash price and depreciated over the period the Group is expected to benefit from the use of the leased assets.

The corresponding principal amount payable to the lessor is shown as a liability. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the outstanding balance of the liability. The interest payable over the period of the lease is transferred to an interest in suspense account. The interest element of the rental obligations pertaining to each financial year is charged to the Income Statement over the period of lease.

The cost of improvements to leasehold property is capitalised, disclosed as leasehold improvements, and depreciated over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is shorter.

b) *Operating Leases*

Leases, where the lessor effectively retains substantially all of the risk and benefits of ownership over the term of the lease, are classified as operating leases.

Rentals paid under operating leases are recognised as an expense in the Income Statement on a straight-line basis over the term of the lease.

2.2.6 Investments

a) *Current Investments*

Quoted investments held on a short-term basis, are stated at the lower of cost and market value determined on an aggregate portfolio basis.

The cost of an investment is the cost of acquisition inclusive of brokerage and stamp duty.

Unrealised gains and losses arising from current investments being carried at market value are credited or charged to the Income Statement.

b) Long Term Investments

All quoted and unquoted securities, which are held as long term investments, are valued at cost. The cost of the investment is the cost of acquisition inclusive of brokerage and stamp duty. The carrying amount of long term investments are reduced to recognise a decline which is considered other than temporary in the value of investments, determined on an individual investment basis.

In the Company's Financial Statements, investments in subsidiaries, joint ventures and associate companies have been accounted for at cost, net of any provision for other than temporary diminution in value. Income from these investments is recognised only to the extent of dividends received, while any provision made for the decline in value of such investments is charged to the Income Statement.

c) Other Investments

Treasury bills and other interest bearing securities held for resale in the near future to benefit from short-term market movements are accounted for at cost plus the relevant proportion of the discounts or premiums.

2.3 Liabilities and Provisions

2.3.1 Retirement Benefit Obligations

a) Defined Benefit Plan - Gratuity

Gratuity is a Defined Benefit Plan. The Company is liable to pay gratuity in terms of the relevant statute. In order to meet this liability, a provision is carried forward in the Balance Sheet, based on a half month's salary as of the last month of the financial year, of all employees for each completed year of service, commencing from the first year of service. The resulting difference between the provision brought forward at the beginning of a year and the provision carried forward at the end of a year is dealt with in the Income Statement.

The gratuity liability is neither externally funded nor actuarially valued except for a category of staff at Ceylon Cold Stores Limited and in the Plantation Companies, where an actuarial valuation is computed.

However, as per the Payment of Gratuity Act No. 12 of 1983 this liability only arises upon completion of five (5) years of continued service.

b) Defined Contribution Plans - Employees' Provident Fund and Employees' Trust Fund

Employees are eligible for Employees' Provident Fund Contributions and Employees' Trust Fund Contributions in line with respective statutes and regulations. The companies contribute the defined percentages of gross emoluments of employees to an approved Provident Fund and to the Employees' Trust Fund respectively.

2.3.2 Grants and Subsidies

Grants and subsidies are recognised at their fair value. When the grant or subsidy relates to an expense item it is recognised as income over the period necessary to match it to the costs which it is intended to compensate for on a systematic basis. Grants and subsidies related to assets are deferred in the Balance Sheet and credited to the Income Statement over the useful life of the asset.

2.3.2 Provisions, Contingent Assets and Contingent Liabilities

Provisions are made for all obligations existing as at the balance sheet date when it is probable that such an obligation will result in an outflow of resources and a reliable estimate can be made of the quantum of the outflow.

All contingent liabilities are disclosed as a note to the financial statements unless the outflow of resources is remote.

All contingent assets are disclosed where inflow of economic benefits is probable.

2.4 Income Statement

2.4.1 Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group, and the revenue and associated costs incurred or to be incurred can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable, net of trade discounts and value added taxes, and after eliminating sales within the Group. The following specific criteria are used for recognition of revenue.

a) Sale of Goods

Revenue from the sale of goods is recognised when the significant risk and rewards of ownership of the goods have passed to the buyer with the Group retaining neither a continuing managerial involvement to the degree usually associated with ownership, nor an effective control over the goods sold.

b) Rendering of Services

Revenue from rendering of services is recognised in the accounting period in which the services are rendered or performed.

c) Interest

Interest income is recognised on an accrual basis.

d) Dividends

Dividend income is recognised on a cash basis.

e) Rental Income

Rental income is recognised on an accrual basis.

f) Other Gains and Losses

Net gains and losses of a revenue nature arising from the disposal of Property, Plant and Equipment and other non current assets, including investments, are accounted for in the Income Statement, after deducting from the proceeds on disposal, the carrying amount of such assets and the related selling expenses. On the disposal of any revalued Property, Plant and Equipment, the amount remaining in the Revaluation Reserve, relating to that particular asset is transferred directly to Retained Profit.

Gains and losses arising from activities incidental to the main revenue generating activities and those arising from a group of similar transactions which are not material are aggregated, reported and presented on a net basis.

g) Others

Other income is recognised on an accrual basis.

2.4.2 Expenditure Recognition

a) Expenses are recognised in the Income Statement on the basis of a direct association between the cost incurred and the earning of specific items of income. All expenditure incurred in the running of the business and in maintaining the Property, Plant and Equipment in a state of efficiency has been charged to the Income Statement.

b) For the purpose of presentation of the Income Statement, the company has adopted "the function of expenses" method on the basis that it presents fairly the elements of the Company's and the Group's performance.

2.5 Policies applicable to subsidiary and associate companies, which are significantly different from Group Policies are stated below:

2.5.1 Plantation Companies

Plantation companies adopt certain accounting policies which are significantly different from those of the rest of the Group, in compliance with the industry specific accounting standard SLAS 32 and accepted trade practices.

The policies that are significantly different are as follows:

a) Deferred Taxation

Plantation companies adopt the partial application method for deferred taxation. No provision has been made for deferred tax, as timing differences are not expected to reverse in the foreseeable future owing to a consistent annual programme of field development undertaken by the companies. Further, reliefs available on account of tax losses and adjustments for gratuity provision, have also been considered.

b) Valuation of Assets

Inventories

Produce inventories are valued at estimated selling prices or since realised prices. In the case of growing crop-nurseries, costs include cost of direct material, direct labour and an appropriate proportion of directly attributable overheads.

Property, Plant and Equipment

Costs incurred on "infilling", which result in an increase in the economic life of the relevant field beyond its previously assessed standard of performance, are capitalised in accordance with SLAS 32, and are depreciated over the useful life at rates which are applicable to mature plantations.

Depreciation/Amortisation

Depreciation is provided on the costs or valuation of all Property, Plant and Equipment, other than freehold land, in order to write off such amounts over the estimated useful economic life in equal instalments. Annual rates of depreciation used are as follows:

Assets	Rate p.a.
Sanitation/Electricity/Water supply	5.00%
Equipment	12.5%
Replanting and New Planting:	
Rubber	5.00%
Tea	3.33%
Coconut	2.00%

Leasehold rights are amortised in equal amounts over the following number of years:

	Years
Bare land	53
Mature Plantations	30
Buildings	25
Machinery	15
Improvements to Land	30

Retirement Benefits

Provision for gratuity with regard to the workforce is computed on an actuarial basis, using the Projected Unit Credit (PUC) method. An actuarial valuation is carried out once in every two years. Actuarial valuations have been carried out by M/s. Watson Wyatt & Co. and M/s. Actuarial and Management Consultants (Pvt) Limited, professionally qualified firms of actuaries, as at 31st March 1999 to 31st March 2003. The valuations were based on the respective companies continuing as a going concern, with a rate of interest, net of tax, of 10% per annum and a rate of salary increase of 11%. This liability is not externally funded.

Revenue Recognition

In keeping with the practice in the plantation industry, revenue and profit or losses on perennial crops are recognised in the financial period of harvesting.

Grants and Subsidies

Grants and subsidies are credited to the Income Statement over the period as required to match them with related costs, which they are intended to compensate for, on a systematic basis.

Grants and subsidies relating to assets are reflected in the Balance Sheet under Capital Reserves and credited to the Income Statement over the useful life of the assets.

Borrowing Costs

Borrowing costs incurred on funds obtained to meet expenses relating to "immature plantations" are included in the value of the Property, Plant and Equipment.

Interest costs capitalised as above during the period amounted to Rs. 43.6 million. The capitalisation rate used was 13.29%. (The corresponding figure for the previous year was Rs. 41 million at 17.69%.)

2.5.2 South Asia Gateway Terminals (Pvt) Limited

a) Depreciation

The provision for depreciation is calculated on a straight-line basis on the cost of all Property, Plant and Equipment, in order to write off such amounts over the estimated useful lives in equal annual instalments as follows:

Quay Cranes	Over 3 -7 years
Post Panamax Quay Cranes	Over 20 years
Rubber Tyred Gantry Cranes and Spreaders	Over 15-20 years
Prime Movers and Trailers	Over 10 years
Forklifts and Reach Stackers	Over 10 years
Computers	Over 5 years
Radio and Communication Equipment	Over 5 years

Workshop Equipment	Over 10 years
Furniture and Fittings	Over 10 years
Building Refurbishment	Over 3 years
Buildings and Terminal	Over 27 years
Motor Vehicles	Over 5 years

b) Goodwill

The premium paid in excess of the fair value of the net tangible assets acquired is disclosed as Goodwill and is amortised on a straight-line basis over a period of 10 years, commencing 5th September 1999.

c) Revenue Recognition

Stevedoring revenue is recognised on the berthing time of the vessel.

Storage revenue is recognised on the issue of delivery advice.

2.5.3 Nations Trust Bank Limited

The Financial Statements are presented in accordance with the format of accounts prescribed by the Sri Lanka Accounting Standard No. 23 and the Central Bank of Sri Lanka.

Interest income is recognised on an accrual basis and ceases to be taken into revenue when the recovery of interest or principal has been in arrears for over three months. Thereafter, interest income on advances is accounted for on a cash basis until, in the opinion of the management, the financial position of the borrower has improved to the extent that the receivables are deemed collectible. Interest on non-performing debts is credited to the "Interest in suspense account" which is netted in the balance sheet against the relevant balance.

Income on discounting of bills of exchange is recognised proportionately over the usance of the bill.

Discounts on treasury bills, treasury bonds and commercial paper are recognised on straight-line basis over the period to maturity as income. Premium on treasury bonds are accounted for on a similar basis, net of discount and premium is dealt with in the income statement.

Provision for bad and doubtful debts is provided in accordance with the guidelines issued by the Central Bank of Sri Lanka.

2.5.4 Union Assurance Limited

General Insurance Premium

General Insurance gross written premiums are in respect of business received during the financial year. Unearned premiums are those proportions of the premiums written in a year that relate to the period of risk subsequent to the Balance Sheet date. They are computed on the 24th basis in accordance with the Control of Insurance (Miscellaneous Provisions) Regulations of 1987 except for Marine business which is computed at 60% - 40% basis.

Long Term Insurance Premium and Surpluses

Premium income on life insurance business has been accounted for on a cash basis.

A separate fund has been maintained for Life Assurance business and all monies received in respect of Life Assurance business have been credited to the fund in accordance with the Regulation of Insurance Industry Act, No. 43 of 2000.

2.6 Employee Share Option Plan (ESOP)

On 9th January 1996, Shareholders approved an Employee Share Option Plan whereby the Company could issue annually, non transferable Call Share Options not exceeding, in aggregate 1% of the total issued capital of the Company as at the date of granting every such option. Approvals from the Colombo Stock Exchange (CSE) and the Securities and Exchange Commission (SEC) have been obtained and the scheme is being operated in accordance with the guidelines set out by the SEC and was initially operative for a period of five years.

On 29th June 2001, Shareholders approved a second Plan, whereby the Company could issue annually, non-transferable call share options, not exceeding in aggregate 2% of the total issued capital of the Company as at the date of granting every such option to a total of 5% of the total issued share capital as at any time. Approvals of the CSE and the SEC have been obtained for this Plan.

As at 31st March 2003, the total number of shares on which an option had been granted was 9,406,080 (31st March 2002 - 5,677,500). After allowing for bonus issues and the lapsing of non exercised options under the First Plan, the options outstanding, being those unexercised under the Second Plan, as at 31 March 2003, was 6,272,702 (31st March 2002 - 4,930,800).

2.7 Segment Information

Reporting Segments

The Group's internal organisation and management is structured based on individual products and services which are similar in nature and process and where the risk and return are similar. The primary segments represent this business structure.

The secondary segments are determined based on the Group's geographical spread of operations. The geographical analysis of turnover and profits are based on location of customers and assets respectively.

The activities of each of the reported business segments of the Group are detailed in pages 117 to 118.

Inter-Segment Pricing

Inter-segment transactions are priced at fair market values.

Segment Information

Segment information has been prepared in conformity with the accounting policies adopted for preparing and presenting the Consolidated Financial Statements of the Group.

For the year ended 31st March	Company 2003	Company 2002	Group 2003	Group 2002
In Rs. '000s				
3 Revenue				
3.1 Summary				
Sales	**1,132,665**	891,447	**17,857,386**	12,462,296
Less : Sales related taxes	**(70,363)**	(43,502)	**(1,073,183)**	(684,976)
Revenue	**1,062,302**	847,945	**16,784,203**	11,777,320
3.2 Goods and Services Analysis				
Sale of Goods	-	-	**12,647,522**	8,826,064
Rendering of Services	**1,062,302**	847,945	**4,136,681**	2,951,256
	1,062,302	847,945	**16,784,203**	11,777,320

3.3 Goods and Services Analysis of Group by segment

	Sale of Goods 2003	Sale of Goods 2002	Rendering of Services 2003	Rendering of Services 2002
Segment				
Food and Beverage	**5,824,051**	5,112,843	-	-
Transportation	**1,943,776**	-	**1,293,383**	1,106,850
Plantations	**2,652,737**	2,568,762	-	1,435
Leisure	-	-	**2,277,242**	1,474,158
Information Technology	**815,392**	703,120	**338,936**	272,457
Financial Services	-	-	**71,395**	(54,567)
Others	**1,411,566**	441,339	**155,725**	150,923
JKH and Subsidiaries	**12,647,522**	8,826,064	**4,136,681**	2,951,256

Additional segment Information is given in Note 30 on pages 105 to 107

	Company 2003	Company 2002	Group 2003	Group 2002
4. Other Operating income				
Interest Income*	-	-	**41,511**	17,650
Dividend Income from Quoted Investments*	-	-	-	12,076
Dividend Income from Unquoted Investments*	-	-	**1,643**	2,115
Profit on sale of Property, Plant and Equipment	**3,162**	10	**8,034**	10,979
Profit on sale of Investments	**6,765**	4,531	**5,450**	13,847
Exchange Gain	**3,865**	21,723	**46,987**	75,264
Sundry Income	**1,366**	3,822	**71,146**	71,148
	15,158	30,086	**174,771**	203,079

**Where a company's primary activities include Investments, Income earned as interest and as dividends from investments is reflected under revenue.*

For the year ended 31st March	Company		Group	
In Rs. '000s	**2003**	2002	**2003**	2002
5. Profit from Operating Activities				
Stated after charging/(crediting)				
Directors' Emoluments	**37,786**	38,259	**148,708**	114,285
Auditors' Fees and Other Expenses	**600**	480	**13,059**	10,483
Defined Benefit Plan Cost - Gratuity	**14,978**	10,567	**125,472**	94,762
Defined Contribution Plan Cost - EPF and ETF	**18,151**	16,883	**256,155**	229,676
Staff Expenses	**91,012**	127,135	**2,200,381**	2,164,669
Depreciation	**15,778**	14,261	**738,022**	755,793
Goodwill Amortised	**-**	-	**5,016**	(5,397)
Infusion of Funds to Waldock Mackenzie Ltd.	**-**	39,078	**-**	-
Donations	**256**	916	**2,256**	916
National Security Levy	**10,434**	31,269	**79,919**	207,604
Turnover Tax	**-**	289	**132,000**	163,885
6. Profit/(Loss) from Sale of Discontinued Operations				
Keells Diamonds Limited	**-**	(4,061)	**-**	(14,150)
Richard Pieris and Company Limited	**-**	133,638	**-**	79,401
Ceylinco Tourist Hotels Limited	**-**	-	**14,900**	-
Waldock Mackenzie Limited	**-**	-	**88,116**	-
Keells Aquariums (Pvt) Limited	**(12,796)**	-	**(6,864)**	-
	(12,796)	129,577	**96,152**	65,251

The profit/(loss) for the Group on the sale is the difference between the proceeds from the disposal of the investment and the net carrying value of the assets and liabilities of the operation as at the date of sale. Details are as follows :-

	Ceylinco Tourist Hotels Limited		**Waldock Mackenzie Limited**		**Keells Aquariums (Pvt) Limited**	
Month of Disposal	June-02		June-02		March-03	
Nature of Investment	Associate		Subsidiary		Subsidiary	
Business Segment	Leisure		Financial Services		Others	
Geographical Segment	Sri Lanka		Sri Lanka		Sri Lanka	
	2003	2002	**2003**	2002	**2003**	2002
Turnover	**3,367**	19,315	**3,525**	(108,205)	**104,589**	120,787
Profit before Tax	**(2,727)**	(6,678)	**1,976**	(114,690)	**964**	(3,112)

	Company		Group	
	2003	2002	**2003**	2002
7. Finance Expenses				
Interest Expense on Loans and Borrowings				
Long Term	**90,126**	90,607	**156,349**	189,281
Short Term	**115,342**	74,228	**173,129**	134,451
	205,468	164,835	**329,478**	323,732

For the year ended 31st March In Rs. '000s	Company 2003	Company 2002	Group 2003	Group 2002
8. Income Tax Expense				
8.1 Current Tax on Ordinary Activities				
Holding Company	**2,362**	(1,559)	**2,362**	(1,559)
Subsidiary Companies	-	-	**276,420**	226,758
Associate Companies	-	-	**8,890**	25,693
	2,362	(1,559)	**287,672**	250,892
Deferred Tax Expense				
Holding Company	**693**	-	**693**	-
Subsidiary Companies	-	-	**21,476**	39,316
Associate Companies	-	-	**5,996**	-
	693	-	**28,165**	39,316
	3,055	(1,559)	**315,837**	290,208

8.2 Reconciliation between Profit before Taxation and Current Tax on Ordinary Activities

	Company 2003	Company 2002	Group 2003	Group 2002
Profit before Taxation	**492,537**	495,748	**1,808,855**	882,555
Dividend Income from Group Companies	-	-	**885,015**	738,590
Adjustments on Consolidation	-	-	**35,440**	65,517
Profits of Associate Companies	-	-	**(451,015)**	(321,753)
Accounting Profit of the Company and its Subsidiaries	**492,537**	495,748	**2,278,295**	1,364,909
Less: Allowable Income	**(539,678)**	(531,266)	**(806,414)**	(1,069,427)
Add: Expenses disallowed for Tax	**88,430**	73,598	**986,439**	919,654
Less: Expenses allowed for Tax	**(18,662)**	(517)	**(540,149)**	(440,808)
Add: Other income liable to tax	-	-	**131,055**	339,354
Capital Allowance	**(20,222)**	(16,292)	**(556,005)**	(617,907)
Investment Tax Allowance	-	-	**(112,789)**	(167,004)
Qualifying Payments	**(1,687)**	(3,791)	**(3,687)**	(3,815)
	718	17,480	**1,376,745**	324,956
Tax Losses brought forward	-	-	**(1,527,045)**	(1,281,912)
Less: Exempt Income (net of exempt losses)	-	-	**(250,220)**	(20,960)
Less: Foreign Company profit not liable to tax (net of losses)	-	-	**(294,614)**	(236,035)
Capital gains / (losses) - not liable to tax	**6,031**	(2,316)	**(66,492)**	(2,316)
Tax Losses carried forward	-	-	**1,647,320**	1,718,190
Taxable Profit	**6,749**	15,164	**885,694**	501,923
Current Tax	**2,362**	5,307	**262,271**	196,787
Less: 5% Tax Rebate	-	(265)	**(9,159)**	(4,951)
(Over)/under provision in previous year	-	(7,662)	**25,670**	(5,575)
20% Surcharge	-	1,061	-	38,938
Current Tax on ordinary activities	**2,362**	(1,559)	**278,782**	225,199

The Group tax expense is based on the taxable profit of each Group Company. As at present the tax laws of Sri Lanka do not provide for group taxation.

For the year ended 31st March In Rs. '000s	Company 2003	Company 2002	Group 2003	Group 2002
8.3 Deferred Tax Expense				
Deferred Tax arising from				
Origination and Reversal of Timing Differences	**693**	-	**40,480**	47,313
Changes in Taxes	-	-	**(5,404)**	-
Benefit arising from Tax Losses	-	-	**(12,907)**	(7,997)
	693	-	**22,169**	39,316

8.4 Applicable Rates of Tax/Tax Regimes

8.4.1 As per the Inland Revenue Act, No. 38 of 2000, all resident companies are liable to Income Tax at the rate of 35% with the exception of those companies and/or operations listed below.

(i) Companies, which are listed on the Colombo Stock Exchange and where the number of shareholders registered in the share register is not less than 300 throughout the year, are entitled to a tax rebate of 5% of the taxable operational income.

(ii) Plantation management companies and plantation companies with income arising from agricultural undertakings are liable to tax at 15% of their operational income.

(iii) Export oriented companies are liable to tax at 15% of their trading profit as is attributable to exports - J K Packaging (Pvt) Limited until the year 2013.

(iv) Companies which operate tourist hotels, Tourist Board approved restaurants and travel agencies, which provide management services to hotels and which earn income from transport of tourists are liable to tax at 15% of their operational income.

(v) Companies where the taxable income is less than Rs. 5 mn in any year of assessment are liable to income tax at a concessionary rate of 20%, in that year.

(vi) Lanka Marine Services (Pvt) Limited was entitled to a concessionary tax rate of 15% on qualified export profits upto December 2, 2002.

(vii) John Keells Warehousing (Pvt) Limited is entitled to a concessionary tax rate of 15%, for a period of 7 years commencing from year of assessment 2003/2004 under agreement with the Board of Investment.

(viii)Companies which enjoy specific tax holidays are,

Name of Company	Section	Tax Holiday Period
(a) Under the Inland Revenue Act		
Plantation Companies	17M of 28/1979	10 years from 01.04.98
Keells Hotel Management Services Limited	15(aa) of 38/2000	w.e.f. 01.04.2001
(b) Under the Board of Investment Law No. 04 of 1978		
John Keells Computer Services (Pvt) Limited	17 of the BOI Law	8 years from April 1998
Sports & Recreation Bentota (Pvt) Limited	17 of the BOI Law	5 years from April 1999
Trans - Ware Logistics (Pvt) Limited	17 of the BOI Law	7 years from April 1998
John Keells Institute of Information Technology (Pvt) Limited	17 of the BOI Law	5 years from April 1999
South Asia Gateway Terminals (Pvt) Limited	17 of the BOI Law	20 years from 5th September 1999
Lanka Marine Services (Pvt) Limited	17 of the BOI Law	5 years from 2nd December 2002

8.4.2 Tax rates applicable to overseas subsidiaries:

Name of Company	Country	Tax rate
Chartersoft Limited	Guernsey	Nil
John Keells Singapore (Pte) Limited	Singapore	22.00%
John Keells Business Systems (UK) Limited	United Kingdom	30.00%
John Keells Maldivian Resorts (Pte) Limited	Maldives	Nil
Travel Club (Pte) Limited	Maldives	Nil
Fantasea World Investments (Pte) Limited	Maldives	Nil
Mack Air Services Maldives (Pte) Limited	Maldives	Nil
Matheson Keells Air Services (Pvt) Limited	India	35% + 2% surcharge
Matheson Keells Enterprises (Pvt) Limited	India.	35% + 2% surcharge
Keells Arabia Trading LLC	United Arab Emirates	Nil

8.5 Details of Investment Relief and Investment Tax Allowance

Investments made by	Year of Investment	Cost of Approved Investment	Relief Claimed	Liability to additional Tax on disposal of Investments
8.5.1 Investment Relief				
Company	1999/2000	579,036*	58,625	-
Subsidiaries		Nil	Nil	Nil
Group		579,036	58,625	-

* Surplus on investment available to be carried forward

8.5.2 In computing the Company's liability to taxation, full credit has been taken for relief granted under Section 31 (2)(s) of the Inland Revenue Act No. 28 of 1979 and the transitional provision of Section 187 (3) of the Inland Revenue Act No. 38 of 2000.

8.5.3 Investment Tax Allowance has been claimed under Section 31A of the Inland Revenue Act No. 28 of 1979 and the transitional provision of Section 187 (3) of the Inland Revenue Act No. 38 of 2000. No liability to an additional tax will arise on a disposal of these assets, since the three year holding period expires on March 31, 2003.

9 Earnings Per Share

9.1 Basic Earnings per Share is calculated by dividing the net profit for the year attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares in issue during the year. The weighted average number of ordinary shares in issue during the previous year are adjusted for events that have changed the number of ordinary shares in issue without a corresponding change in the resources.

9.2 The following data has been used in the computation of the basic earnings per share:

	Company		Group	
For the year ended 31st March	**2003**	2002	**2003**	2002
In Rs. '000s				
Amount used as the Numerator				
Net Profit attributable to Ordinary Shareholders of the Company	**489,482**	497,307	**1,323,425**	543,381
Amount used as the Denominator				
Weighted average number of Ordinary Shares in issue	**186,807**	184,813	**186,807**	184,813

10 Dividends Paid and Proposed

For the year ended 31st March	2003 %	2003 Rs. '000	2002 %	2002 Rs. '000
Interim Dividend Paid				
Out of Dividends received - free of tax	**1.14**	**18,432**	2.26	36,764
Out of Dividends received - liable to tax (effective)	**8.86**	**143,834**	7.74	126,233
	10.00	**162,266**	10.00	162,997
Final Dividend Proposed				
Out of Dividends received - free of tax	**2.37**	**42,676**	1.34	22,351
Out of Dividends received - liable to tax (effective)	**7.63**	**137,261**	8.66	144,521
	10.00	**179,937**	10.00	166,872
Total Dividend - (Effective)	**20.00**	**342,203**	20.00	329,869

11 Property, Plant and Equipment

11.1 Company

In Rs. '000s	As at 1.04.2002	Additions during the year	Disposals during the year	Surplus on Revaluation	**As at 31.03.2003**
AT COST/VALUATION					
Land and Building	348,351	1,080	(3,827)	7,996	**353,600**
Plant and Machinery	26,854	2,354	–	–	**29,208**
Equipment	85,265	9,987	(77)	–	**95,175**
Furniture and Fittings	2,815	8	–	–	**2,823**
Motor Vehicles	22,635	18,242	(8,012)	–	**32,865**
Total	485,920	31,671	(11,916)	7,996	**513,671**

	As at 1.04.2002	Charge for the year	Disposals during the year	Transfer to Revaluation Reserve	**As at 31.03.2003**
DEPRECIATION ON COST/VALUATION					
Land and Building	9,496	1,679	–	(11,175)	**-**
Plant and Machinery	10,671	2,371	–	–	**13,042**
Equipment	63,283	8,031	(77)	–	**71,237**
Furniture and Fittings	1,983	308	–	–	**2,291**
Motor Vehicles	17,043	3,389	(8,012)	–	**12,420**
Total	102,476	15,778	(8,089)	(11,175)	**98,990**
NET BOOK VALUE OF ASSETS					
At Cost	49,775				**61,081**
At Valuation	333,669				**353,600**
Total	383,444				**414,681**

11.2 Group

In Rs. '000s	As at 1.04.2002	Classification Changes	New & Discontinued Operations	Additions during the year	Surplus/ (Deficit) on revaluation	Disposals during the year	**As at 31.03.2003**
AT COST/VALUATION							
Land and Building	5,882,702	10,420	676,874	197,532	(5,140)	(68,718)	**6,693,670**
Immature/Mature Plantations	692,995	–	–	119,287	–	–	**812,282**
Plant and Machinery	2,061,659	(15,257)	24,559	164,314	(1,355)	(4,782)	**2,229,138**
Equipment	1,214,971	8,301	(110)	219,017	(386)	(20,391)	**1,421,402**
Furniture and Fittings	450,638	4,345	(2,615)	68,504	(104)	(5,155)	**515,613**
Motor Vehicles	449,631	–	11,956	52,834	–	(44,837)	**469,584**
Others	685,162	5,862	(1,592)	116,725	(15,054)	(9,227)	**781,876**
Capital Work-in-Progress	47,069	(13,671)	–	633	(45)	(1,356)	**32,630**
Total	11,484,827	–	709,072	938,846	(22,084)	(154,466)	**12,956,195**

11.2 Group

	As at 1.04.2002	Classification Changes	New & Discontinued Operations	Additions during the year	Surplus/ (Deficit) on revaluation	Disposals during the year	As at 31.03.2003
FINANCE LEASES							
Land and Building	339,291	–	–	–	–	–	**339,291**
Immature/Mature Plantations	316,984	–	–	–	–	–	**316,984**
Improvement to Land	11,750	–	–	–	–	–	**11,750**
Buildings	76,784	–	–	–	–	–	**76,784**
Machinery	7,467	–	–	–	–	–	**7,467**
Motor Vehicles	–	–	–	2,200	–	–	**2,200**
Others	12,656	–	–	–	–	–	**12,656**
Total	764,932	–	–	2,200	–	–	**767,132**
Total	12,249,759	–	709,072	941,046	(22,084)	(154,466)	**13,723,327**

	As at 1.04.2002	Classification Changes	New & Discontinued Operations	Charge for the year	Transfer to Revaluation Reserve	Disposals during the year	As at 31.03.2003
DEPRECIATION ON COST/VALUATION							
Land and Building	(663,922)	–	3,313	(152,935)	479,363	1,017	**(333,164)**
Immature/Mature Plantations	(17,165)	–	–	(4,560)	–	–	**(21,725)**
Plant and Machinery	(985,677)	13,406	(40,866)	(184,559)	334	4,297	**(1,193,065)**
Equipment	(616,845)	(11,573)	(2,255)	(196,947)	58	17,700	**(809,862)**
Furniture and Fittings	(227,254)	(1,833)	2,067	(51,286)	29	3,319	**(274,958)**
Motor Vehicles	(276,152)	–	(10,176)	(57,702)	–	38,094	**(305,936)**
Others	(346,824)	–	701	(69,103)	2,832	8,572	**(403,822)**
Total	(3,133,839)	–	(47,216)	(717,092)	482,616	72,999	**(3,342,532)**
ON FINANCE LEASES							
Land and Building	(62,417)	–	–	(6,402)		–	**(68,819)**
Immature/Mature Plantations	(73,931)	–	–	(10,566)		–	**(84,497)**
Improvement to Land	(3,843)	–	–	(393)		–	**(4,236)**
Buildings	(29,944)	–	–	(3,071)		–	**(33,015)**
Machinery	(4,855)	–	–	(498)		–	**(5,353)**
Others	(12,656)	–	–	–		–	**(12,656)**
Total	(187,646)	–	–	(20,930)		–	**(208,576)**
Total	(3,321,485)	–	(47,216)	(738,022)	482,616	72,999	**(3,551,108)**
NET BOOK VALUE OF ASSETS							
At Cost	5,005,796						**3,992,537**
At Valuation	3,345,192						**5,621,126**
On Finance Leases	577,286						**558,556**
Total	8,928,274						**10,172,219**

11.3 Land and Buildings

	As at 01.04.2002	As at 31.03.2003
At Cost	1,873,588	**739,380**
At Valuation	3,345,192	**5,621,126**
On Finance Leases	276,874	**270,472**
Net Book Value	5,495,654	**6,630,978**

The details of Property, Plant and Equipment of the Group which are stated at valuation are disclosed below;

Keells Plantation Management Services (Pvt) Limited - valued using the land and building method on 31.3.98 by Mr. S T P Senadhira, Licenced Valuer.

Coral Gardens Hotel, Hikkaduwa and the hotel property owned by Habarana Walk Inn Limited - valued using the land and building method on 1.4.02 and 1.7.02 respectively by Mr. H R De Silva Chartered Valuation Surveyor (UK).

Union Place property owned by John Keells Holdings Limited - valued using the investment approach method on 31.3.03 by Mr. R G Wijesinghe Consultant Valuer and Assessor.

The Land, Buildings and Storage tanks of Lanka Marine Services (Pvt) Limited and Land and Buildings of Keells Food Products Limited - valued using the open market value method on 22.10.02 and 31.3.03 respectively by Mr. R G Wijesinghe Consultant Valuer and Assessor.

The assets of Keells Restaurants (Pvt) Limited - Komalas Operation were reviewed for impairment as at 31.3.03 by Mr. R G Wijesinghe a Consultant Valuer and Assessor. The results of such impairment were incorporated in these financial statements from its effective date which is 31.3.03.

Other land and buildings owned by the companies in the Group - valued using the land and building method on 31.3.03 by Mr. R G Wijesinghe, Consultant Valuer and Assessor and Mr. S T P Senadhira, Licenced Valuer. The results of such valuation were incorporated in these financial statements from its effective date.

11.4 The carrying amount of revalued assets that would have been included in the Financial Statements had the assets been carried at cost less depreciation is as follows :-

Class of Assets	Cost	Accumulated Depreciation	**Net Book Value 31.03.2003**	Net Book Value 31.03.2002
Land and Building	2,670,060	(525,498)	**2,144,562**	1,843,884

Ownership of the Assets transferred from Ceylon Petroleum Corporation to Lanka Marine Services (Pvt) Limited

As per the share purchase and sale agreement, the Government of Sri Lanka has undertaken to ensure that Lanka Marine Services (Pvt) Limited is the legal owner of the freehold land, buildings and the storage tanks thereon, reflected in the Balance Sheet on or before 20.08.03.

11.5 Segment Analysis of Net Book Value

	Group	
As at 31st March	**2003**	2002
In Rs. '000s		
Food and Beverage	**1,818,053**	1,736,272
Transportation	**1,110,225**	343,248
Plantations	**2,819,492**	2,476,635
Leisure	**2,816,759**	2,707,467
Information Technology	**49,329**	87,016
Financial Services	**4,599**	2,327
Others	**1,553,762**	1,575,309
	10,172,219	8,928,274

11.6 Exchange Gain arising from Overseas Subsidiaries

Additions during the year to the folllowing items of Property, Plant and Equipment include the exchange difference arising from the translation of value to Sri Lanka Rupees.

Class of Assets	Amount included as additions of Property, Plant & Equipment
In Rs. '000s	
Land and Building	10,145
Plant and Machinery	1,237
Equipment	1,024
Furniture and Fittings	1,105
Others	135
	13,646

11.7 Details of Leasehold Land

	Property	Extent of Land A. - R. - P.	Period of Lease	Rental
a)	**Finance Leases**			
	Ceylon Cold Stores Limited	00-03-05	99 years from 01.02.1926	Rs. 2,400 per annum
	Slave Island Complex	00-00-19.81	97 years from 01.01.1927	Rs. 380.35 per annum
	Namunukula Plantations Limited	29,131-3.08-00	53 years from 22.06.1992	Rs. 20,992,876 per annum increased by the "annual deflator".
	Tea Smallholder Factories Limited			
	Peliyagoda	00-03-39	99 years from 01.04.1999	Rs. 22,058 per annum from 2001/02
	Hingalgoda	94-00-11	30 years from 30.10.1985	Rs. 4,701.27 per annum
	Karawita	04-3-37	50 years from 15.08.1997	Rs. 86,856.14 per annum from 2001/02.
b)	**Operating Leases**			
	Ceylon Cold Stores Limited Slave Island Complex	02-01-0.24	Annual Lease	Rs. 26,365 per annum
	Jaykay Marketing Services (Pvt) Limited			
	Galle Road, Mount Lavinia	00-00-34.44	10 years from 01.12.1993	Rs. 120,000 per annum
		00-00-20.40	2 years 4 months from 01.08.2001	Rs. 5,000 per month
	Negombo Road, Wattala	00-01-07.25	20 years from 01.01.1996	Rs. 22,680 p.m. from 01.04.02 to 31.12.02 and Rs. 24,097 p.m. from 1.1.03 to 31.03.03
	John Keells Limited			
	Land fronting the Beira Lake	00-01-39.64	Annual Lease	Rs. 7,740 per annum
	Ceylon Holiday Resorts Limited			
	Bentota Beach Hotel	08-3-12.3	30 years from 01.05.1998 with provision to renew	Rs. 2,051,767.55 per annum
	Coral Gardens Hotel	04-1-18	50 years from 28.10.1982	Rs. 418,800 per annum

	Property	Extent of Land A. - R. - P.	Period of Lease	Rental
b)	Operating Leases *(Contd.)*			
	Sports and Recreation Bentota (Pvt) Limited	02-02-0.19	30 years from 01.05.1998 with provision to renew	Rs. 348,232.45 per annum
	Habarana Complex			
	The Village	09-00-55	30 years from 01.04.1974	Rs. 1,500 per annum
	The Lodge	15-00-31.4	30 years from 02.11.1981	Rs. 4,800 per annum
		10-01-3.62	30 years from 07.07.1981	Rs. 4,000 per annum
	Travel Club (Pte) Limited	17-00-30.4	11 years and 147 days from 01.11.1996	US$ 350,000 per annum
	Fantasea World Investments (Pte) Limited	13-01-27.20	25 years from August 1997	No Rental
	John Keells Warehousing (Pvt) Limited	6-00 -00	7 years from 19.09.2001	Rs. 5,445,000 per annum

12 Goodwill

	Group	
As at 31st March	**2003**	2002
Cost		
As at the beginning of the year	**791,414**	790,932
Additions during the year	**86,175**	525
Disposals during the year	**–**	(43)
As at the end of the year	**877,589**	791,414
Accumulated Amortisation		
As at the beginning of the year	**226,182**	180,526
Amortised during the year	**51,660**	45,656
As at the end of the year	**277,842**	226,182
Net Carrying amount as at the end of the year	**599,747**	565,232

13 Investments

		Company		Group	
As at 31st March	Notes	**2003**	2002	**2003**	2002
In Rs. '000s					
Summary of Group Investments					
Investments in Subsidiaries					
Quoted	13.2	**372,829**	369,101	**–**	–
Unquoted	13.3	**3,244,407**	1,983,871	**–**	–
Investment in joint ventures	13.3	**15,776**	15,776	**–**	–
Investments in companies in the Group not consolidated					
Company	13.4	**7,782**	7,892	**7,782**	7,892
Subsidiaries	13.4	**–**	–	**2,003**	2,788
Total Investments in Subsidiaries & Joint Ventures		**3,640,794**	2,376,640	**9,785**	10,680
Investments in Associates	13.5	**1,252,351**	1,268,004	**2,639,584**	2,245,066
Other Investments					
Investments in companies outside the Group	13.6 & 13.7	**97,056**	97,056	**128,572**	146,483
Book Value of Investments		**4,990,201**	3,741,700	**2,777,941**	2,402,229

As at 31st March	Notes	Company 2003	Company 2002	Group 2003	Group 2002
In Rs. '000s					
13.1 Movement of Investment Account					
Balance as at the beginning of the year		**3,741,700**	3,615,413	**2,402,229**	2,197,489
Investments during the year					
- Additions		**1,355,975**	603,632	**16,344**	568,625
- Profits of Associate Companies		**-**	-	**407,077**	246,422
Fall in Value of Investments		**(40,015)**	(19,401)	**-**	-
(Goodwill)/Capital Reserve on Associate Companies		**-**	-	**13,673**	11,571
		5,057,660	4,199,644	**2,839,323**	3,024,107
Disposals during the year		**(67,459)**	(457,944)	**(60,498)**	(609,661)
Adjustments for changes in classification/status		**-**	-	**(884)**	(12,217)
Balance as at the end of the year		**4,990,201**	3,741,700	**2,777,941**	2,402,229

As at 31st March	Company No. of Shares	Company Book Value 2003	Company Book Value 2002	Group No. of Shares	Group Book Value 2003	Group Book Value 2002
In Rs. '000s						
13.2 Group Quoted - Subsidiaries						
Beruwela Walk Inn Limited	**43,800**	**1,582**	1,582	**629,415**	**19,437**	19,437
Ceylon Cold Stores Limited	**9,352,840**	**102,540**	102,540	**12,318,138**	**120,254**	120,254
Ceylon Cold Stores Limited - Preference	**118**	**1**	-	**118**	**1**	-
Ceylon Holiday Resorts Limited	**2,053,580**	**55,272**	55,272	**6,313,652**	**209,140**	209,140
Habarana Lodge Limited	**3,472,100**	**37,818**	37,818	**5,971,824**	**98,151**	98,151
International Tourists and Hoteliers Limited	**476,600**	**5,845**	5,845	**4,218,363**	**45,625**	45,625
John Keells Limited	**4,354,270**	**35,605**	35,605	**5,775,698**	**54,271**	54,271
Kandy Walk Inn Limited	**2,238,844**	**29,326**	29,326	**4,135,455**	**68,926**	68,926
Keells Food Products Limited	**2,189,115**	**41,374**	39,824	**3,784,755**	**74,312**	75,140
Tea Smallholder Factories Limited	**5,643,000**	**63,466**	61,289	**5,643,000**	**63,466**	61,289
Namunukula Plantations Limited	**-**	**-**	-	**13,950,000**	**567,996**	417,996
		372,829*	369,101		**1,321,579***	1,170,229

** Market Value of the Public Quoted Investments by the Company and Group was Rs. 1,793,596,555 (31.03.2002 - 1,136,474,700) and Rs. 2,754,823,555 (31.03.2002 - 1,764,555,000) respectively.*

As at 31st March	Company No. of Shares	Company Book Value 2003	Company Book Value 2002	Group No. of Shares	Group Book Value 2003	Group Book Value 2002
In Rs. '000s						
13.3 Group Unquoted (Consolidated)						
Joint Ventures						
Chartersoft Limited	17,500	15,776	15,776	17,500	15,776	15,776
Keells Arabia Trading LLC	–	–	–	147	3,870	–
		15,776	15,776		19,646	15,776
Subsidiaries						
Bosanquet and Skrine Limited	–	–	–	598,026	633	633
Ceylon Cold Stores (Distributors) Limited	–	–	–	9,000	52	52
Elephant House Farms Limited	–	–	–	400,000	4,000	4,000
Fantasea World Investments (Pte) Limited	–	–	–	7,297	433,708	433,708
Gordon Frazer and Company Limited	–	–	–	1,000,000	9,585	9,585
Gordon Frazer & Company Limited - Preference	–	–	–	25,800	–	–
John Keells Conventions (Pvt) Limited	50,000	–	380	50,000	–	380
D H L Keells (Pvt) Limited	1,000,000	10,000	10,000	1,000,000	10,000	10,000
Habarana Walk Inn Limited	2,431,298	38,846	38,822	2,440,898	39,333	39,309
JayKay Foods Limited	–	–	–	55,000	550	550
Jaykay Marketing Services (Pvt) Limited	8,300,000	83,000	82,000	9,800,000	98,000	97,000
John Keells Warehousing (Pvt) Limited	–	–	–	6,000,000	60,000	–
John Keells Office Automation (Pvt) Limited	500,000	5,000	5,000	500,000	5,000	5,000
J K Packaging (Pvt) Limited	1,450,000	14,500	14,500	1,450,000	14,500	14,500
John Keells Business Systems (UK) Limited	98	9	9	98	9	9
John Keells Computer Services (Pvt) Limited	9,650,000	96,500	96,500	9,650,000	96,500	96,500
John Keells Institute of Information Technology (Pvt) Limited	1,500,000	–	10,500	1,500,000	–	10,500
John Keells Maldivian Resorts (Pte) Limited	7,096,010	373,183	373,183	7,096,010	373,183	373,183
John Keells Singapore (Pte) Limited	160,000	4,209	4,209	160,000	4,209	4,209
John Keells Software Technologies (Pvt) Limited	800,000	–	–	800,000	–	–
John Keells Stock Brokers (Pvt) Limited	180,000	120	120	750,000	500	500
John Keells Teas Limited	12,000	120	–	12,000	120	–
Keells Aquariums (Pvt) Limited	–	–	51,487	–	–	77,287
Keells Business Systems Limited	1,500,000	15,000	15,000	1,500,000	15,000	15,000
Keells Consultants Limited	15,700	1,299	1,299	15,700	1,299	1,299
Keells Hotel Management Services Limited	1,000,000	19,055	19,055	1,000,000	19,055	19,055
Keells Hotels (Pvt) Limited	12,600,000	184,150	184,150	12,600,000	184,150	184,150
Keells Plantation Management Services (Pvt) Limited	12,294,188	225,558	242,250	12,294,188	225,558	242,250
Keells Realtors Limited	3,000,000	30,000	30,000	7,500,000	75,000	75,000
Keells Restaurants (Pvt) Limited	3,500,000	35,000	35,000	4,600,000	46,000	46,000
Keells Shipping (Pvt) Limited	50,000	502	502	50,000	502	502
Keells Tours (Pvt) Limited	550,000	250	250	550,000	250	250
Lanka Marine Services (Pvt) Limited	3,352,495	1,276,462	–	3,352,495	1,276,462	–
Mack Air Limited	500,000	60	60	500,000	60	60
Mack Air Services Maldives (Pte) Limited	–	–	–	4,900	333	333
Mackinnon & Keells Financial Services Limited	972,000	11,912	9,584	1,080,000	12,806	10,478
Mackinnon Mackenzie and Company of Ceylon Limited	6,600	–	–	9,000	–	–

As at 31st March	No. of Shares	Company Book Value 2003	Company Book Value 2002	No. of Shares	Group Book Value 2003	Group Book Value 2002
In Rs. '000s						
13.3 Group Unquoted (Consolidated) *(Contd.)*						
Mackinnons American Express Travel Limited	350,000	161	230	350,000	161	230
Mack International Freight (Pvt) Limited	300,000	69	69	300,000	69	69
Mackinnons Tours Limited	300,000	131	131	300,000	131	131
Mackinnon Mackenzie and Company (Shipping) Limited	–	–	–	500,000	14,200	14,200
Matheson Keells Air Services (Pvt) Limited	94,921	1,622	1,622	94,921	1,622	1,622
Matheson Keells Enterprises (Pvt) Limited	627,999	–	12,217	627,999	–	12,217
Mortlake Limited	300	327,240	327,240	300	327,240	327,240
Nexus Networks (Pvt) Limited	10,000	100	100	10,000	100	100
Nature Odyssey (Pvt) Limited	10,000	100	–	10,000	100	–
P & O Nedlloyd Keells (Pvt) Limited	150,000	150	150	150,000	150	150
Resort Hotels Limited	–	–	–	75,007	750	–
Sports & Recreation Bentota (Pvt) Limited	–	–	–	1,000,000	40,000	40,000
Travel Club (Pte) Limited	–	–	–	29,059	302,640	302,640
Trans-ware Logistics (Pvt) Limited	11,000,000	111,100	111,100	11,000,000	111,100	111,100
Trinco Walk Inn Limited	3,000,000	98,843	99,068	3,000,000	98,843	99,068
Unawatuna Walk Inn Limited	1,731,200	22,578	22,413	2,355,250	25,916	25,901
Walkers Air Services (Pvt) Limited	750,000	7,502	7,502	750,000	7,502	7,502
Walkers Tours Limited	4,919,902	127,796	79,994	4,922,602	128,014	109,147
Whittall Boustead Limited	7,258,264	106,590	98,175	9,918,880	133,382	130,257
Whittall Boustead Limited - Preference A	1,525	152	–	1,525	152	–
Whittall Boustead Limited - Preference B	54,320	539	–	54,320	539	–
Whittall Boustead (Travel) Limited	–	–	–	750,000	500	500
Wirawila Walk Inn Limited	1,499,993	14,999	–	1,499,993	14,999	–
Whittall Boustead Teas (Pvt) Limited	–	–	–	49,998	500	–
		3,244,407	1,983,871		4,214,967	2,953,356
13.4 Group Unquoted (Not consolidated)						
Ceylon Financial Investments Limited	–	–	–	30,000	918	918
Colombo Life Assurance Limited	–	–	–	10,057	625	625
Consolidated Aviation Investments Limited	–	–	–	3,000	30	30
Elephant House (Ices) Limited	–	–	–	7	–	–
Facets Limited	15,000	450	450	15,000	450	450
Industrial Managing Agencies Limited	–	–	–	–	–	25
John Keells Teas Limited	–	–	120	–	–	120
Keells Exports Ltd	250,000	–	–	250,000	–	–
Keells Agro Products Limited	2,062,500	100	100	6,542,361	100	100
Keells Insurance Services Limited	30,000	303	303	48,000	483	483
Keells Systems Integrators Limited	500,000	6,754	6,754	500,000	6,754	6,754
Keells Transport Limited	23,500	109	99	48,500	359	359
Mackinnons Developments Limited	100,000	66	66	100,000	66	66
Mortlake Brokers Limited	–	–	–	7	–	–
Lakruwan Gems Limited	500	–	–	5,600	–	–
Resort Hotels Limited	–	–	–	–	–	750
		7,782	7,892		9,785	10,680
		3,640,794	2,376,640		5,565,977	4,150,041

As at 31st March In Rs. '000s	Company No. of Shares	Company Book Value 2003	Company Book Value 2002	Group No. of Shares	Group Book Value 2003	Group Book Value 2002
13.5 Associate Companies						
Quoted						
Nations Trust Bank Limited	10,000,000	100,000*	100,000	12,500,000	125,000*	125,000
Union Assurance Limited	3,318,118	73,248*	73,248	5,999,720	107,921*	107,921
Unquoted						
Ceylinco Tourist Hotels Limited	–	–	15,653	–	–	26,233
RPK Management Services (Pvt) Limited	3,750,000	84,626	84,626	3,750,000	84,626	84,626
South Asia Gateway Terminals (Pvt) Limited	99,447,756	994,477	994,477	99,447,756	994,477	994,477
Add: Profit accruing to the Group	–	–	–	–	1,203,048	795,970
Negative Goodwill on acquisition of Associates	–	–	–	–	124,512	110,839
		1,252,351	1,268,004		2,639,584	2,245,066
13.6 Other Unquoted						
ACW Insurance Co. Limited	–	–	–	300,000	–	–
Asia Power (Pvt) Limited	777,055	79,507	79,507	777,055	79,507	79,507
Darton Development Co. Limited	–	–	–	39,936	398	398
Galoya Valley Food Products & Company Limited	–	–	–	1,000	–	–
Hill School Company Limited	–	–	–	100	–	–
Lady Havelock Garden Co. Limited	–	–	–	10,800	–	–
Lanka Glass Manufacturers (Pvt) Limited	250,000	2,500	2,500	250,000	2,500	2,500
Matheson Bosanquet Enterprises Limited	–	–	–	19,890	2,145	2,145
NDB Bank Limited	–	–	49	–	–	49
Plantation Companies	–	–	–	10,300	–	–
Printcare Ceylon Limited	–	–	–	–	–	15,984
Pyramid Unit Trust	–	–	–	310,000	3,100	3,100
Rajawella Holdings Limited	3,000,000	15,000	15,000	3,000,000	15,000	15,000
Rajawella Hotels Limited	–	–	–	2,000,000	20,000	21,874
Rakawana Limited	–	–	–	101	–	1
Rakawana Limited - Preference	–	–	–	100	–	1
SLFFA Cargo Services Limited	–	–	–	77,142	716	500
Sri Lanka Hotel Tourism Training Institute	–	–	–	5,000	50	50
Sri Lanka Port Management & Consultancy Services Limited	–	–	–	100	1	1
TCI Hotels (Lanka) Limited	–	–	–	1	–	–
The St. Heliers Teas Company Limited	–	–	–	150	–	–
The York Company Limited	–	–	–	100	1	1
Theresias Estates Company Ltd	–	–	–	809	–	13
Wariyapola Limited	–	–	–	501	–	–
Wallwood Plantation Limited	–	–	–	7,780	38	38
Whitmine and Gem Exports Limited	–	–	–	32,500	–	–
Whittall Estate & Agencies Limited	–	–	–	17,042	154	404
		97,007	97,056		123,610	141,566

As at 31st March	Company No. of Shares	Company Book Value 2003	Company Book Value 2002	Group No. of Shares	Group Book Value 2003	Group Book Value 2002
In Rs. '000s						
13.7 Outside Quoted						
Acme Aluminium Co. Limited	-	-	-	24,400	9	9
Ceylon Hotels Corporation	-	-	-	5,681	43	43
Colombo Fort Land & Building Co. Limited	-	-	-	14,065	111	111
Development Finance Corporation of Ceylon Limited	-	-	-	-	-	4
Hunter and Co. Limited	-	-	-	750	-	-
Lanka Cement Limited	-	-	-	200,000	2,000	2,000
NDB Bank Limited	4,980	49	-	4,980	49	-
Taj Lanka Hotels Limited	-	-	-	275,000	2,750	2,750
Veyangoda Textiles Limited	130,000	-	-	130,000	-	-
		49	-*		4,962	4,917
		97,056	97,056		128,572	146,483
Total Value of Investments including Subsidiaries		4,990,201	3,741,700		8,334,133	6,541,590
Less: Group Investments		-	-		(5,556,192)	(4,139,361)
Total Value of Investments		4,990,201	3,741,700		2,777,941	2,402,229

** Market Value of the Public Quoted Associate and Other Investments by the Company and Group was Rs. 253,898,599 (31.03.2002 - 250,446,037) and Rs. 377,628,000 (31.03.2002 - 396,327,000) respectively.*

Par value of all shares is Rs. 10.00 with the exception of Ceylon Cold Stores Limited, which is Rs. 8.00, John Keells Singapore (Pte) Limited, which is S$ 1.00, John Keells Maldivian Resorts (Pte) Limited, Travel Club (Pte) Limited, Fantasea World Investments (Pte) Limited and Mack Air Services Maldives (Pte) Limited, which are MRF 10.00, John Keells Business Systems (UK) Limited, which is GBP 1.00, Matheson Keells Air Services (Pvt) Limited and Matheson Keells Enterprises (Pvt) Limited, which are Indian Rupees 10.00 and Chartersoft Limited, which is USD 10.00, and Keells Arabia Trading LLC, which is AED 1000.

As at 31st March	Company 2003	Company 2002	Group 2003	Group 2002
In Rs. '000s				
14 Other Non Current Assets				
Loans to Subsidiaries	**372,412**	434,322	**-**	-
Franchise Fees	**-**	-	**10,177**	-
Others	**-**	-	**8,116**	3,500
	372,412	434,322	**18,293**	3,500
Amounts expected to be recovered / amortised by the Group				
- within 12 months from the Balance Sheet date	**-**	-	**2,291**	-
- after 12 months from the Balance Sheet date	**372,412**	434,322	**16,002**	3,500
	372,412	434,322	**18,293**	3,500

As at 31st March	Group 2003	Group 2002
In Rs. '000s		
15 Deferred Expenditure		
15.1 Balance as at the beginning of the year	**1,921**	2,277
Additional expenditure during the year	**-**	2,413
Discontinued operations	**-**	(2,181)
Exchange difference during the year	**-**	-
Amounts written off during the year to Income Statement	**(1,921)**	(588)
	-	1,921
Amounts to be absorbed		
- within 12 months from the Balance Sheet date	**-**	501
- after 12 months from the Balance Sheet date	**-**	1,420
	-	1,921

15.2 Details of Balance as at the end of the year

Company	Basis for write-off	2003	2002
Matheson Keells Enterprises (Pvt) Limited	In 5 annual instalments from 2001/02	**-**	1,921
		-	1,921

As at 31st March		Company 2003	Company 2002	Group 2003	Group 2002
In Rs. '000s					
16 Inventories					
Raw Materials	- at cost	**-**	-	**191,408**	154,755
Work-in-Progress		**-**	-	**36,135**	12,662
Finished Goods		**-**	-	**631,762**	295,292
Produce Stocks	- at since realised value	**-**	-	**291,748**	291,819
Other Stocks	- at cost	**554**	256	**535,912**	449,206
		554	256	**1,686,965**	1,203,734

As at 31st March	Company 2003	Company 2002	Group 2003	Group 2002
In Rs. '000s				
17 Trade and other Receivables				
Trade and other Receivables	**14,186**	862,236	**2,790,219**	3,429,409
Trade dues from Related Parties	**188,421**	97,556	**-**	-
	202,607	959,792	**2,790,219**	3,429,409
Tax Refunds	**7,086**	7,789	**316,508**	131,995
Loans given to Executives in the Group (Note 17.1)	**170,639**	115,234	**186,249**	127,108
	380,332	1,082,815	**3,292,976**	3,688,512
17.1 Loans given to Executives in the Group				
Balance as at the beginning of the year	**115,234**	128,186	**127,108**	134,957
Advanced during the year	**111,639**	39,652	**120,183**	47,963
Recovered during the year	**(56,234)**	(52,604)	**(61,042)**	(55,812)
	170,639	115,234	**186,249**	127,108
18 Short Term Investments				
Treasury Bills	**161,921**	182,902	**306,673**	3,031,599
Treasury Bonds	**-**	-	**-**	189,575
Commercial Papers	**-**	-	**-**	146,336
Fixed and Call Deposits	**-**	-	**256,729**	-
Floating Rate Notes	**35,000**	70,000	**35,000**	70,000
	196,921	252,902	**598,402**	3,437,510

19 Share Capital

As at 31st March	2003	2002
In Rs. '000s		
AUTHORISED		
300,000,000 Ordinary Shares of Rs. 10/- each	**3,000,000**	3,000,000
ISSUED & FULLY PAID		
As Ordinary Shares of Rs. 10/- each		
As at the beginning of the year	**1,846,664**	1,827,083
GDRs converted during the year	**1,632**	1,741
Share Options exercised during the year	**23,011**	17,840
As at the end of the year	**1,871,307**	1,846,664
As Global Depository Receipts (GDRs) with each GDR representing two Ordinary Shares		
As at the beginning of the year	**6,795**	8,536
Converted to Ordinary Shares during the year	**(1,632)**	(1,741)
As at the end of the year	**5,163**	6,795
Total issued and fully paid	**1,876,470**	1,853,459

The number of Issued and Fully Paid Shares is disclosed in the Director's Report on page 56.

20 Capital Reserves

As at 31st March In Rs. '000s		Company 2003	Company 2002	Group 2003	Group 2002
20.1 Capital Reserves					
Balance as at the beginning of the year		**1,102,644**	1,049,728	**2,469,216**	2,351,639
Premium on issue of Shares during the year		**79,873**	52,916	**79,873**	52,916
Transfer to Exchange Translation Reserve		-	-	**10,951**	65,949
Adjustment for new and discontinued operations		-	-	**(25,262)**	(1,288)
Revaluation of Land and Buildings		**19,169**	-	**320,318**	-
Balance as at the end of the year		**1,201,686**	1,102,644	**2,855,096**	2,469,216
Share Premium		**917,153**	837,280	**917,153**	837,280
Revaluation Reserve	(Note 20.2)	**284,533**	265,364	**1,273,093**	978,037
Exchange Translation Reserve	(Note 20.3)	-	-	**211,730**	200,779
Other Capital Reserves	(Note 20.4)	-	-	**453,120**	453,120
Balance as at the end of the year		**1,201,686**	1,102,644	**2,855,096**	2,469,216

20.2 The Revaluation Reserve consists of the net surplus on the revaluation of property, plant and equipment as described in Note 11.3. The unrealised surplus cannot be directly distributed to shareholders.

20.3 The Exchange Translation Reserve comprises the net exchange movement arising on the translation into Sri Lanka rupees of net equity investments in overseas subsidiaries

20.4 The Other Capital Reserves comprise the Capital Redemption Reserve Funds arising from the redemption of preference shares of subsidiaries.

21 Revenue Reserves

As at 31st March In Rs. '000s		Company 2003	Company 2002	Group 2003	Group 2002
General and other Reserves					
Balance as at the beginning of the year		**1,082,976**	895,000	**2,316,857**	2,028,000
Reserved during the year					
General Reserve		-	-	**28,997**	56,402
Dividend Reserve (Net)		**146,960**	187,976	**112,438**	232,417
Adjustment on account of new and discontinued operations and changes in holding		-	-	**(8,393)**	38
Balance as at the end of the year		**1,229,936**	1,082,976	**2,449,899**	2,316,857
General Reserves	(Note 21.1)	**450,000**	450,000	**1,618,149**	1,597,543
Investment Equalisation Reserve	(Note 21.2)	**75,000**	75,000	**75,000**	75,000
Dividend Reserves	(Note 21.3)	**704,936**	557,976	**756,750**	644,314
		1,229,936	1,082,976	**2,449,899**	2,316,857
Profit & Loss Balance					
Balance as per Equity Statement		**202,108**	21,852	**2,627,058**	1,745,461
Retained by Subsidiaries in Reserves		-	-	**5,525**	(100,844)
Balance as at the end of the year		**202,108**	21,852	**2,632,583**	1,644,617
Total Revenue Reserves		**1,432,044**	1,104,828	**5,082,482**	3,961,474

21.1 General Reserve represents the amounts set aside by the Directors for general application.

21.2 Investment Equalisation Reserve comprises an amount set aside by the Directors for fall in value of long term investments of the company.

21.3 Dividend Reserve comprises dividends received by companies which have not been distributed and are available for appropriation.

As at 31st March	Group 2003	Group 2002
In Rs. '000s		

22 Negative Goodwill

	2003	2002
Cost		
As at the beginning of the year	**914,517**	1,000,475
Additions during the year	**10,704**	8,927
Disposals during the year	**(5,759)**	(94,885)
As at the end of the year	**919,462**	914,517
Accumulated Amortisation		
As at the beginning of the year	**220,872**	169,819
Amortised during the year	**46,644**	51,053
Disposals during the year	**(1,071)**	-
As at the end of the year	**266,445**	220,872
Net Carrying amount as at the end of the year	**653,017**	693,645

23 Borrowings

As at 31st March	2003	2002
23.1 Movement of non-Interest Bearing Borrowings		
Group		
Balance as at the beginning of the year	**-**	-
Obtained during the year	**700**	-
Transferred from interest bearing borrowings	**50,000**	-
	50,700	-
Repayable within one year	**(10,000)**	-
Repayable after one year	**40,700**	-

23.2 Movement of Interest Bearing Borrowings

As at 31st March	Finance Leases	Long Term Loans	Total 2003	Total 2002
Company				
Balance as at the beginning of the year	-	665,593	**665,593**	455,970
Obtained during the year	-	501,750	**501,750**	323,596
Repaid during the year		(178,972)	**(178,972)**	(113,973)
	-	988,371	**988,371**	665,593
Repayable within one year	-	(179,158)	**(179,158)**	(178,717)
Repayable after one year		809,213	**809,213**	486,876
Group				
Balance as at the beginning of the year	284,830	1,280,111	**1,564,941**	1,462,487
Obtained during the year	6,602	634,071	**640,673**	390,017
Adjustment on account of Exchange Rates	-	1,625	**1,625**	11,570
Transferred to short term loan	-	(45,466)	**(45,466)**	-
Transferred as non-interest bearing borrowings	-	(50,000)	**(50,000)**	-
Repaid during the year	(4,360)	(303,278)	**(307,638)**	(299,133)
	287,072	1,517,063	**1,804,135**	1,564,941
Repayable within one year	(6,116)	(361,647)	**(367,763)**	(398,997)
Repayable after one year	280,956	1,155,416	**1,436,372**	1,165,944

23.3 Details of Finance Leases - Group

As at 31st March	2003	2002
Gross Liability to the Lessor	**589,729**	599,012
Less: Finance Charges	**(302,657)**	(314,182)
Net Liability	**287,072**	284,830
Repayable within one year		
Gross Liability	**21,427**	19,268
Less: Finance Charges	**(15,311)**	(15,052)
Net Liability	**6,116**	4,216
Repayable after one year before Five years		
Gross Liability	**77,124**	75,381
Less: Finance Charges	**(47,641)**	(49,182)
Net Liability	**29,483**	26,199
Repayable after Five years		
Gross Liability	**491,178**	504,364
Less: Finance Charges	**(239,705)**	(249,949)
Net Liability	**251,473**	254,415

23.4 Details of Interest Bearing Borrowings

As at 31st March	Nature of Facility		2003		2002
Jaykay Marketing Services (Pvt) Limited	Term Loan		**7,917**		12,917
Trans-ware Logistics (Pvt) Limited	Term Loan		–		67,290
Keells Plantation Management Services (Pvt) Limited	Term Loan	–		56,800	
Namunukula Plantations Limited	Finance Lease	**287,072**		284,830	
	Term Loan	**263,300**		230,804	
Tea Smallholder Factories Limited	Term Loan	-		35,000	
John Keells Warehousing (Pvt) Ltd		**89,825**	**640,197**	–	607,434
Beruwela Walk Inn Limited	Term Loan	**4,845**		5,922	
Ceylon Holiday Resorts Limited	FRN's, Term Loan	**35,694**		70,972	
Habarana Lodge Limited	Term Loan	**450**		8,463	
John Keells Maldivian Resorts (Pte) Limited	Term Loan	**125,970**		124,345	
Walkers Tours Limited	Term Loan	–	**166,959**	685	210,387
Bosanquet & Skrine Limited	Loan		**76**		567
Mackinnon & Keells Financial Services Limited	Term Loan	**615**		753	
John Keells Holdings Limited	Term Loan	**988,371**	**988,986**	665,593	666,346
			1,804,135		1,564,941

23.5 Borrowings denominated in

	2003	2002
Sri Lanka Rupees	**1,678,165**	1,440,596
US Dollars	**125,970**	124,345
	1,804,135	1,564,941

The quantum of Long Term Loans repayable during the financial year 2003/2004 has been reflected as Interest Bearing Borrowings under current liabilities.

23.6 Details of Security and Repayment of Interest Bearing Borrowings

Company	Lending Institution	Security	Interest Rate	Repayment
Jaykay Marketing Services (Pvt) Limited	National Development Bank	Movable Property and Corporate Guarantee of JKHL	Present Effective rate 13.00% (13.0 %- 16.0%)	In 84 equal monthly instalments commencing November 1997
Namunukula Plantations Limited	Asian Development Bank	Lease Rights of Estates	11.55%,13.10%, 14.33% & 12.67%	Repayment over 10 years commencing 04.09.2003
	DFCC Bank	Lease Rights of Estates	AWPR+2%	In 60 equal monthly instalments commencing 22.04.2002
John Keells Warehousing (Pvt) Limited	Deutsche Bank	Corporate Guarantee of John Keells Limited	21.98%	Repayment over 10 years commencing 01.05.2003
Beruwela Walk Inn Limited	National Development Bank	Corporate Guarantee of JKHL	5.00%	In 72 equal instalments commencing 31.10.2001
Ceylon Holiday Resorts Limited	Floating Rate Note (FRNs) Nations Trust Bank Ltd.	Corporate Guarantee of JKHL	6 month TBR+1.45%	On 16.04.2003
	National Development Bank	Corporate Guarantee of JKHL	8.50%	In 42 monthly instalments commencing 01.04.2002
Habarana Lodge Limited	National Development Bank	Laundry Equipment	5.00%	In 24 equal instalments commencing December 2001.
John Keells Maldivian Resorts (Pte) Limited	Deutsche Bank	GOSL Treasury Bills of JKHL	SIBOR+1.5%	By 21.10.2003
John Keells Holdings Limited	Standard Chartered Bank	Land & Building and Shares	TBR+2.75%	Bi-annual repayment over 5 years from date of each draw down commencing 2000/2001.
	National Development Bank	Walk in type canopy & accessories	8.50%	In 48 equal monthly instalments commencing December 2002.
	WML		10.50%	On 18.02.2008
Mackinnon & Keells Financial Services Limited	National Development Bank	None	8.50%	In 60 equal instalments commencing 30.05.2002

23.7 Assets Pledged for Short -Term Banking Facilities

Company	Financial Institution	Assets pledged
Keells Food Products Limited	Hongkong and Shanghai Banking Corporation	Stocks and Book Debts
Matheson Keells Enterprises (Pvt) Limited	Standard Chartered Bank	Book Debts
Mack International Freight (Pvt) Limited	Hongkong and Shanghai Banking Corporation	Book Debts
	State Bank of India	Part of Equity Investments
John Keells Limited	Bank of Ceylon	Premises at Glennie Street, Part of Equity Investments
	State Bank of India	Book Debts
	Hatton National Bank	Part of Equity Investments
Namunukula Plantations Limited	Hatton National Bank	Leasehold rights of one estate
	Bank of Ceylon	Stocks, moveables and Book Debts
Keells Business Systems Limited	Hongkong and Shanghai Banking Corporation	Stocks and Book Debts
John Keells Office Automation (Pvt) Limited	Nations Trust Bank and Hongkong and Shanghai Banking Corporation	Stocks and Book Debts.
Beruwela Walk Inn Limited	Hatton National Bank	Hotel Property
Habarana Walk Inn Limited	State Bank of India	Stocks and Book Debts
International Tourists & Hoteliers Limited	State Bank of India	Stocks and Book Debts
Kandy Walk Inn Limited	State Bank of India	Stocks and Book Debts
Whittall Boustead Limited	Deutsche Bank	Premises at 148, Vauxhall Street
Ceylon Holiday Resorts Limited	Nations Trust Bank	Plant, machinery, furniture and fittings, stocks and book debts of Bentota Beach Hotel
Tea SmallHolder Factories Limited	Hatton National Bank	Leasehold land and warehouse building
John Keells Holdings Limited	Bank of Ceylon, Standard Chartered Grindlays Bank and Seylan Bank	Part of Equity Investments

As at 31st March In Rs. '000s	Company 2003	Company 2002	Group 2003	Group 2002
24 Deferred Tax Liabilities				
Balance as at the beginning of the year	-	-	**345,487**	306,786
Provision made/(released) during the year	**693**	-	**22,170**	39,316
New acquisitions	-	-	**85**	-
Adjustments in respect of discontinued operations	-	-	**(5,178)**	(615)
Exchange difference	-	-	**16**	-
Balance as at the end of the year	**693**	-	**362,580**	345,487
25 Retirement Benefit Obligation - Gratuity				
As at the beginning of the year	**44,967**	37,096	**490,528**	481,787
Add : Provision for the year	**14,978**	10,567	**125,472**	94,762
Less : Payments made during the year	**(18,657)**	(2,696)	**(81,836)**	(77,822)
New acquisitions	-	-	**12,962**	-
Less : Discontinued Operations	-	-	**(5,795)**	(8,199)
Exchange difference	-	-	**24**	-
As at the end of the year	**41,288**	44,967	**541,355**	490,528

25.1 Messrs. Actuarial & Management Consultants (Pvt) Limited, Actuaries, carried out an actuarial valuation of the defined benefit plan of the non executive staff on 31.03.03. Appropriate compatible assumptions were used in determining the cost of retirement benefits. The principle assumptions used are as follows;

Rate of Interest	11%
Rate of Salary Increase	
- Clerical	3.29%
- Labour	3.26%
Further Salary Increase	10%
Retirement Age	
- Clerical and Labour	60 Yrs

	Group 2003	Group 2002
26 Other Deferred Liabilities		
Grants & Subsidies		
Balance as at the beginning of the year	**93,646**	77,690
Received during the year	**12,214**	19,043
Amortisation during the year	**(5,720)**	(3,087)
Balance as at the end of the year	**100,140**	93,646
Amounts expected to be Amortised		
Within 12 months of the Balance Sheet date	**6,565**	5,608
After 12 months from the Balance Sheet date	**93,575**	88,038
	100,140	93,646

26 Other Deferred Liabilities *(Contd.)*

As at 31st March	Basis for Amortisation	Group 2003	Group 2002
In Rs. '000s			
Details of Balance as at the end of the year			
Company			
Namunukula Plantations Limited			
-Plantations Housing and Social Welfare Trust	2.5% p.a.	**48,194**	44,711
-Asian Development Bank	2.5% p.a.	**32,266**	26,875
-Sri Lanka Tea Board Subsidy	7.5% p.a.	**2,100**	2,325
-Others	7.5% p.a.	**5,818**	5,600
Tea Smallholder Factories Limited			
-Others	2.5% p.a.	**709**	665
	12.5% p.a.	**11,053**	13,470
		100,140	93,646

27 Trade and other Payables

As at 31st March	Company 2003	Company 2002	Group 2003	Group 2002
In Rs. '000s				
Trade Payables	**1,160**	1,207	**1,140,539**	4,652,187
Trade Payables to Related Parties	**31,474**	32,909	**-**	-
Other Payables	**-**	-	**681,983**	503,141
Advances and Deposits	**-**	-	**256,168**	219,203
Sundry Creditors including accrued expenses	**73,009**	98,504	**364,485**	292,296
	105,643	132,620	**2,443,175**	5,666,827

28 Short Term Borrowings

	Company 2003	Company 2002	Group 2003	Group 2002
Short Term Loans	**250,000**	90,000	**379,467**	338,344
Commercial Papers	**-**	418,472	**325,000**	647,872
	250,000	508,472	**704,467**	986,216

29 Cash & Cash Equivalents

		Company 2003	Company 2002	Group 2003	Group 2002
Favourable Cash & Cash Equivalent Balances					
Cash & Bank Balances		**23,207**	34,752	**957,004**	912,702
Short Term Investments	(Note 18)	**196,921**	252,902	**598,402**	3,437,510
		220,128	287,654	**1,555,406**	4,350,212
Unfavourable Cash & Cash Equivalent Balances					
Bank Overdrafts		**(612,535)**	(317,041)	**(1,561,304)**	(1,017,303)
Total Cash & Cash Equivalents for the purpose of Cash Flow Statement		**(392,407)**	(29,387)	**(5,898)**	3,332,909

30 Segment Information

30.1 Information based on the Primary Segments (Business Segments)

	Food & Beverage		Transportation		Plantation		Leisure		Information Technology		Financial Services		Others		Group Total	
For the year ended 31st March	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
In Rs. '000s																
Total Sales	8,277,139	7,302,066	4,224,857	1,961,465	3,491,125	3,284,594	2,478,622	1,590,583	1,255,791	1,029,696	800,945	573,583	2,777,719	1,815,111	23,306,198	17,557,098
Less:																
Inter Segment Sales	(18,629)	(17,791)	(12,034)	(25,771)	(52,886)	(58,433)	(126,414)	(97,119)	(51,763)	(21,911)	-	(3,137)	(1,206,622)	(399,408)	(1,468,348)	(623,570)
Intra Segment Sales	(2,434,459)	(2,171,432)	(986)	(269)	-	-	(74,966)	-	(49,700)	(32,208)	-	-	(3,806)	(5,408)	(2,563,917)	(2,209,317)
Segment Revenue	5,824,051	5,112,843	4,211,837	1,935,425	3,438,239	3,226,161	2,277,242	1,493,464	1,154,328	975,577	800,945	570,446	1,567,291	1,410,295	19,273,933	14,724,211
Share of Associate Company turnover															(2,489,730)	(2,946,891)
Revenue															16,784,203	11,777,320
Segment Operating Profits	246,020	176,347	941,167	427,639	156,015	198,746	376,785	(34,549)	42,235	(2,382)	50,479	(128,581)	150,861	365,988	1,963,562	1,003,208
Other Operating Income															174,771	203,079
Finance Expenses															(329,478)	(323,732)
Profit before Taxation	240,525	156,115	976,373	521,131	90,533	116,368	387,504	(50,786)	48,219	(5,296)	55,225	(49,332)	10,476	194,355	1,808,855	882,555
Income Tax Expense	(57,771)	(76,561)	(136,978)	(121,705)	(40,500)	(58,328)	(49,664)	4,920	(5,124)	(6,107)	(15,959)	(8,599)	(9,841)	(23,828)	(315,837)	(290,208)
Profit after Taxation	182,754	79,554	839,395	399,426	50,033	58,040	337,840	(45,866)	43,095	(11,403)	39,266	(57,931)	635	170,527	1,493,018	592,347
Assets																
Segment Assets	3,234,931	2,978,698	4,596,270	2,318,071	4,191,585	3,748,786	4,100,544	3,481,281	457,855	443,498	469,552	4,713,190	2,314,706	2,737,695	19,365,443	20,421,219
Investment in Subsidiaries															9,785	10,680
Other Investments															128,572	146,483
Goodwill															599,747	565,232
Total Assets															20,103,547	21,143,614
Liabilities																
Segment Liabilities	1,075,018	901,918	695,246	445,880	962,929	721,448	545,347	360,313	277,790	214,574	54,412	3,847,444	935,092	683,081	4,545,834	7,174,658
Negative Goodwill															653,017	693,645
Interest bearing Borrowings															1,804,135	1,564,941
Non-Interest bearing Borrowings															50,700	
Deferred Tax Liabilities															362,580	345,487
Other Deferred Liabilities															100,140	93,646
Income Tax Liabilities															7,187	32,201
Dividends Payable															-	166,872
Short Term Borrowings															704,467	986,216
Total Liabilities															8,228,060	11,057,666
Others																
Purchase of Property, Plant and Equipment	273,674	149,128	84,770	35,036	373,646	229,681	115,108	131,937	8,080	7,399	3,640	448	82,128	34,246	941,046	587,875
Depreciation	238,227	243,659	52,248	41,006	118,889	114,909	249,603	273,109	28,203	35,206	1,255	1,130	49,597	46,774	738,022	755,793
Deferred Expenditure	-	-	1,921	492	-	-	-	-	-	-	-	-	-	96	1,921	588
Retirement Gratuity	28,214	28,316	10,500	8,430	45,729	23,795	13,636	10,163	7,959	7,833	718	491	18,716	15,734	125,472	94,762
Negative Goodwill Amortised													(46,644)	(51,053)	(46,644)	(51,053)
Goodwill Amortised	-	-	-	-	-	-	-	-	-	-	-	-	51,660	45,656	51,660	45,656
Grants and Subsidies Amortised	-	-	-	-	5,720	3,087	-	-	-	-	-	-	-	-	5,720	3,087

30.2 Information based on the Secondary Segements (Geographical Segments)

Based on the location of customers

	Sri Lanka		Asia (excludes Sri Lanka)		Europe		Others		Group Total	
For the year ended 31st March	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
In Rs. '000s										
Segment Revenue	**16,256,812**	13,141,294	**1,252,585**	880,593	**748,160**	547,818	**1,016,376**	154,506	**19,273,933**	14,724,211

Based on the location of assets

	Sri Lanka		South Asia		Others		Group Total	
For the year ended 31st March	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
In Rs. '000s								
Segment Revenue	**18,227,481**	13,845,492	**969,554**	799,330	**76,898**	79,389	**19,273,933**	14,724,211
Segment Operating Profits	**1,785,282**	885,145	**172,155**	123,878	**6,125**	(5,815)	**1,963,562**	1,003,208
Segment Assets	**18,083,017**	19,240,219	**1,233,604**	1,113,778	**48,822**	67,222	**19,365,443**	20,421,219
Segment Liabilities	**4,378,638**	7,061,644	**163,329**	110,398	**3,867**	2,616	**4,545,834**	7,174,658
Purchase of Property, Plant and Equipment	**909,048**	470,617	**30,489**	116,662	**1,509**	596	**941,046**	587,875
Depreciation	**647,447**	649,281	**90,430**	106,131	**145**	381	**738,022**	755,793
Deferred Expenditure	-	-	**1,921**	492	-	96	**1,921**	588
Retirement Gratuity	**124,983**	94,382	**420**	380	**69**	-	**125,472**	94,762
Negative Goodwill amortised	**(46,644)**	(51,053)	-	-	-	-	**(46,644)**	(51,053)
Goodwill Amortised	**51,660**	45,656	-	-	-	-	**51,660**	45,656
Grants and Subsidies Amortised	**5,720**	3,087	-	-	-	-	**5,720**	3,087

30.3 Assets

As at 31st March	Total Assets 2003	Total Assets 2002	Net Assets 2003	Net Assets 2002
In Rs.'000s				
Food and Beverage	**3,234,931**	2,985,996	**1,964,824**	1,782,518
Transportation	**4,597,375**	2,318,322	**3,841,049**	1,769,152
Plantation	**4,191,623**	3,748,795	**2,116,308**	1,950,889
Leisure	**4,123,337**	3,503,243	**3,164,726**	2,796,599
Information Technology	**464,609**	443,498	**184,846**	233,378
Financial Services	**471,627**	4,729,174	**411,786**	881,608
Others	**3,020,045**	3,414,586	**191,948**	671,804
	20,103,547	21,143,614	**11,875,487**	10,085,948
Reflected in:				
Sri Lanka Rupees	**18,821,121**	19,962,614	**10,889,570**	9,143,752
American Dollars	**1,180,202**	1,098,083	**935,791**	891,994
Pound Sterling	**44,957**	34,929	**41,224**	32,491
Singapore Dollars	**15,791**	11,783	**14,969**	11,300
Indian Rupees	**37,611**	36,205	**(7,278)**	6,411
United Arab Emirates Dhiram	**3,865**	-	**1,211**	-
	20,103,547	21,143,614	**11,875,487**	10,085,948

31 Directors' Interests in Transactions/Related Party Transactions

RPK Management Services (Pvt) Limited and its subsidiaries occupy space at the premises owned by the Company at Union Place, Colombo 2 for which rental amounting to Rs. 5,040,606 (31.3.2002 - Rs. 5,131,985) was paid during the 12 months ended 31 March 2003. In addition finance charges (net) and Guarantee Commission amounting to Rs. 2,539,490 (31.3.2002 - Rs. 6,164,232) were received from this Group of Companies. Mr. V. Lintotawela, Mr. A.D. Gunewardene and Mr. S.C. Ratnayake are Directors of some or all of those companies.

Union Assurance Limited handles the insurance of the Company and its subsidiaries and a net payment of Rs. 68,527,979 (31.3.2002 - Rs. 87,517,961) was paid to this Company during the 12 months ended 31 March 2003. Mr. V. Lintotawela and Mr. A.D. Gunewardene are Director and Alternate Director of this company.

Management Fees of Rs. 281,165.97 (31.3.2002 - Rs. 2,829,343) and Finance charges amounting to Rs. 901,683/- (31.03.2002 - Rs. 4,676,300) were received from Ceylinco Tourist Hotels Limited. The Company was disposed on 20 June 2002. Mr. V. Lintotawela, Mr C J Fernando, Miss A. Coomaraswamy and Mr. A.D. Gunewardene were Directors of this company till the date of disposal.

Companies in the Group have obtained banking facilities from the Nations Trust Bank Limited at normal commercial rates and received Rs.14,150,294/- for services rendered and for equipment supplied. Mr. V. Lintotawela, Mr. A.D. Gunewardene, Mr. S.C. Ratnayake, Mr G S A Gunasekera and Mr S Easparathasan are Directors of this Company.

Companies in the Group received payments amounting to Rs. 49,647,549/- (31.03.2002 Rs. 51,255,257/-) for various services rendered to South Asia Gateway Terminals (Pvt) Limited in the normal course of business, during the year ended 31 March 2003. Mr. V. Lintotawela, Mr. S.C. Ratnayake and Mr A D Gunewardene are Directors of this company.

Mr. C.J Fernando and Ms. A Coomaraswamy resigned from the Board of Directors with effect from 31 August 2002 and 31 October 2002 respectively. Mr. J C L de Mel resigned from the Board of Directors with effect from 3 May 2003.

32 Contingent Liabilities

In the event that there is a cost overrun on the estimated Project Cost of South Asia Gateway Terminals (Pvt.) Limited, certain shareholders of that company would be required to contribute a further amount of upto USD 45 million. As among these shareholders, the Company would be required to contribute the rupee equivalent of 42% of such amount converted at the exchange rate prevailing at that time. As at date no such cost over run is anticipated.

The Company has agreed to Indemnify Nations Trust Bank Limited against the contingent liability of upto Rs.217.6 million arising from the Institution of action by Great Western Finance and Investments (Pvt) Limited against Waldock Mackenzie Limited.

Other contingent liabilities of the Company as at the Balance Sheet date, on account of guarantees issued by the Company to third parties on behalf of Subsidiary and Associate Companies and on behalf of other companies, amounted to Rs. 543,283,618 (31st March 2002 - Rs. 686,966,912).

Other contingent liabilities of the Group as at the Balance Sheet date are as indicated in Note 8.5 on page 85 and a sum Rs. 55,748,215 on account of guarantees issued to or on behalf of Associate Companies and other third parties (31st March 2002 - Rs. 111,392,464)

33 Capital Commitments

Expenditure contracted for as at the Balance Sheet date, but which has not been provided for in the Consolidated Financial Statements is as follows :

Company

The Company is committed to contribute towards 26.25% of the equity of South Asia Gateway Terminals (Pvt) Limited over a period of 3 1/2 years from September 1999 upto a total sum of US $ 25,326,000. A sum of US $ 12,663,000 has been paid against this amount.

Other commitments of the Group as at 31st March	**2003**	2002
(in Rs.)		
Food and Beverage Sector		
Ceylon Cold Stores Limited	**48,478,010**	5,200,000
Transportation Sector		
Mack International Freight (Pvt) Limited	**1,109,966**	3,097,840
Trans-ware Logistics (Pvt) Limited	**1,320,000**	-
Lanka Marine Services (Pvt) Limited	**18,284,500**	-
Leisure Sector		
Ceylon Holiday Resorts Limited	**3,049,440**	-
Kandy Walk Inn Limited	**20,000,000**	

John Keells Maldivian Resorts (Pte) Limited and Travel Club (Pte) Limited have contracted capital Commitments amounting to US$ 23,250 and US$ 53,925 respectively.

Plantation Sector		
Namunukula Plantations Limited	**2,077,680**	3,271,045
Tea Smallholder Factories Limited	**2,239,973**	3,631,510

34 Lease Commitments

The lease rentals due are as follows:

	Non-cancellable operating leases	
As at 31st March	**2003**	2002
Within one year	3,415	3,248
After one year but not more than five years	12,290	12,499
More than five years	61,293	64,786
	76,998	80,533

Ceylon Holiday Resorts Limited has entered into an operating lease agreement with the Sri Lanka Tourist Board for the land on which Bentota Beach Hotel and Coral Gardens Hotel are situated.

Jaykay Marketing Services (Pvt) Limited has entered into an operating lease agreement with St.Thomas' College Mount Lavania and R.S.J. Exports for land on which Keells Super Mount Lavinia and Wattala are situated respectively.

Habarana Lodge Limited and Habarana Walk Inn Limited has entered into an operating lease agreement with Palugaswewa Pradeshiya Sabha for land occupied.

John Keells Warehousing (Pvt) Limited has entered into an operating lease agreement with Sri Lanka Land Reclamation and Development Corporation for the land occupied at Muthurjawela.

Keells Food Products Limited has entered into an operating lease agreement with Co-operative Wholesale Establishment (CWE) for the floor space occupied at the CWE outlets in Welisara, Jawatte, Colombo Commercial (James Peiris Mawatha) and Rajagiriya.

35 Post Balance Sheet Events

There have been no events subsequent to the Balance Sheet date, which would have any material effect on the Company or on the Group, other than the following:

The Board of Directors of the Company decided to make a scrip issue of 1 ordinary share for every 4 existing ordinary shares and declare a final dividend of 10% on 3rd May 2003.

On 23rd May 2003 John Keells Holdings Limited purchased a 12% additional stake in Union Assurance Limited at a cost of Rs. 178,996,062.52

John Keells Holdings Limited divested 35% of its' Equity Investment in Jaykay Marketing Services (Pvt) Limited to Ceylon Cold Stores Limited on 2nd May 2003.

A Voluntary Retirement Scheme will be offered to the employees of Ceylon Cold Stores Limited costing approximately Rs.730 million in the Financial year 2003/2004.

In Rs. '000s	2002/03	2001/02	2000/01	1999/00	1998/99
Revenue	**16,784,203**	11,777,320	11,821,849	10,461,949	9,453,237
Adjustment for other Income/(Expenses)	**174,771**	203,079	214,639	149,833	100,134
	16,958,974	11,980,399	12,036,488	10,611,782	9,553,371
Less : Cost of Materials & Services purchased from external sources	**10,671,415**	6,849,204	6,860,388	5,950,064	5,828,130
Value Added	**6,287,559**	5,131,195	5,176,100	4,661,718	3,725,241

Distributed as follows:	2002/03	%	2001/02	%	2000/01	%	1999/00	%	1998/99	%
To Employees as Remuneration	**2,730,716**	43.42	2,489,107	48.51	2,337,107	45.15	1,815,372	38.94	1,377,012	36.96
To the Government as Taxes	**996,325**	15.85	970,216	18.91	954,460	18.44	917,048	19.67	874,915	23.49
To the Providers of Capital										
as Interest on Loans	**329,478**	5.24	323,732	6.31	221,806	4.29	246,241	5.28	142,925	3.84
as Minority Interest	**169,593**	2.70	48,966	0.95	221,428	4.28	246,778	5.29	176,576	4.74
To Shareholders as Dividends	**342,203**	5.44	329,869	6.43	353,128	6.82	168,150	3.62	151,343	4.06
Retained within the business										
as Depreciation	**738,022**	11.74	755,793	14.73	661,613	12.78	518,336	11.12	429,805	11.54
as Reserves	**981,222**	15.61	213,512	4.16	426,558	8.24	749,793	16.08	572,665	15.37
	6,287,559	100.00	5,131,195	100.00	5,176,100	100.00	4,661,718	100.00	3,725,241	100.00

The Value Added Statement shows the quantum of wealth generated by the activities of the Group and the application of the value added.

Distribution of Value Added



Rs. mn
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
FY99
FY00
FY01
FY02
FY03
Total Value Added
To Employees
Retained within the Business
To the Government
To the Providers of Capital
To Shareholders

... and Beyond

For the year ended 31st March	**2003**	2002	2001	2000	1999	1998	1997	1996	1995	1994
Rs.'000s										
OPERATING RESULTS FOR THE PERIOD										
Group Revenue	**16,784,203**	11,777,320	11,821,849	10,461,949	9,453,237	8,684,517	5,720,817	5,316,626	4,596,887	4,040,473
Profit before Interest	**2,138,333**	1,206,287	1,527,182	1,696,337	1,317,700	1,486,254	731,593	566,048	567,259	624,021
Interest	**(329,478)**	(323,732)	(221,806)	(246,241)	(142,925)	(47,325)	25,577	63,383	50,030	(239,795)
Extraordinary/Exceptional Items	-	-	-	-	-	-	-	(68,039)	94,964	-
Profit before Taxation	**1,808,855**	882,555	1,305,376	1,450,096	1,174,775	1,438,929	757,170	561,392	712,253	384,226
Taxation	**(315,837)**	(290,208)	(304,262)	(285,375)	(274,191)	(292,497)	(183,226)	(203,443)	(150,087)	(89,891)
Profit after Taxation	**1,493,018**	592,347	1,001,114	1,164,721	900,584	1,146,432	573,944	357,949	562,166	294,335
Minority Interest	**(169,593)**	(48,966)	(221,428)	(246,778)	(176,576)	(337,885)	(150,390)	(94,794)	(102,160)	(115,144)
Profit attributable to the Company	**1,323,425**	543,381	779,686	917,943	724,008	808,547	423,554	263,155	460,006	179,191
BALANCE SHEET										
Share Capital	**1,876,470**	1,853,459	1,835,619	611,798	404,728	402,070	320,240	280,000	245,000	245,000
Capital Reserves	**2,855,096**	2,469,216	2,351,641	3,501,456	3,640,638	3,593,092	3,658,707	3,778,409	2,662,302	2,747,809
Revenue Reserves	**5,082,482**	3,961,474	3,772,915	3,351,356	2,629,585	2,093,154	1,434,085	1,179,108	994,964	571,799
Minority Interest	**2,061,439**	1,801,799	1,959,408	2,058,045	1,961,806	2,071,260	1,653,680	1,703,745	1,304,962	1,060,410
Non-Current Liabilities	**3,134,164**	2,789,250	2,918,830	2,814,042	2,203,631	1,973,423	671,381	395,833	254,841	242,369
	15,009,651	12,875,198	12,838,413	12,336,697	10,840,388	10,132,999	7,738,093	7,337,095	5,462,069	4,867,387
Intangible Assets - Goodwill	**599,747**	565,232	610,406	653,804	613,790	674,034	-	-	-	-
Property, Plant and Equipment and Investments	**12,950,160**	11,330,503	11,332,589	10,561,522	9,212,829	8,221,410	6,343,010	5,918,259	3,895,343	3,165,561
Long Term Receivables	**18,293**	3,500	3,500	-	10,527	39,073	46,119	65,354	214,187	-
Deferred Expenditure	-	1,921	2,277	3,540	5,808	7,119	9,588	12,214	40,710	40,353
Current Assets	**6,535,347**	9,242,458	8,304,191	7,993,422	7,491,176	5,799,059	4,714,526	3,643,711	3,035,112	3,254,143
Current Liabilities	**(5,093,896)**	(8,268,416)	(7,414,550)	(6,875,591)	(6,493,742)	(4,607,696)	(3,375,150)	(2,302,443)	(1,723,283)	(1,592,670)
	15,009,651	12,875,198	12,838,413	12,336,697	10,840,388	10,132,999	7,738,093	7,337,095	5,462,069	4,867,387
RATIOS & OTHER INFORMATION										
Earnings per Share (Rs.)	**7.1**	2.9	4.2	5.0	3.9	4.4	2.3	1.4	2.5	1.0
Market Price per Share (Rs.)	**70.75**	58.00	33.50	40.66	40.00	62.77	35.55	29.36	26.54	42.47
Enterprise Value (Rs. '000's)	**15,841,225**	9,968,310	4,424,421	5,511,554	5,454,801	9,477,649	4,622,216	4,396,444	4,525,550	7,431,466
EV/EBITDA (No. of Times)	**5.5**	5.1	2.0	2.5	3.1	5.2	4.8	5.6	6.2	9.8
Net Dividend Payout (Rs.'000s)	**342,203**	329,869	353,128	168,150	151,343	155,783	92,050	77,586	84,285	47,340
Bonus Issues (Ratio)	-	-	2:1	1:4 & 1:5	-	1:4	1:7	1:7	-	1:6
Rights Issue (Ratio)	-	-	-	-	-	-	-	-	-	1:6
Rights Price (Rs.)	-	-	-	-	-	-	-	-	-	190
Debt/Equity Ratio (%)	**42.0**	43.1	32.5	30.4	28.3	20.2	15.2	9.2	13.3	13.5
Interest Cover (No. of Times)	**6.5**	3.7	6.9	6.9	9.2	31.4	-	-	-	2.6
Net Assets per Share (Rs.)	**52.3**	44.7	43.4	40.7	36.7	33.7	30.0	29.1	21.7	19.8
Current Ratio (No. of Times)	**1.3**	1.1	1.1	1.2	1.2	1.3	1.4	1.6	1.8	2.0

The earnings per share has been calculated based on the consolidated profit after taxation attributable to ordinary shareholders divided by the weighted average number of shares in issue during that year diluted for subsequent bonus issues.

Market Price and Net Assets per Share have also been adjusted for subsequent bonus issues.

As at 31 March	Area (Bldgs) in Sq. Ft	Land in acres F/hold	L/hold	Net Book Value in Rs.'000s 2003	2002
PROPERTIES IN COLOMBO CITY					
Ceylon Cold Stores Limited					
Slave Island Complex, Colombo 2.	207,878	4.61	2.91	541,082	502,560
John Keells Holdings Limited					
320, 320/1, Colvin R. De Silva Mawatha, Colombo 2.	97,740	1.98	-	353,600	335,022
John Keells Limited					
130, Glennie Street, Colombo 2.	119,286	1.86	0.50	345,500	344,898
56, Kirulapone Avenue, Colombo 5.	-	0.08	-	1,250	1,250
Keells Realtors Limited					
427 & 429, Ferguson Road, Colombo 15.	46,795	3.48	-	89,911	83,425
80, Navam Mawatha, Colombo 2.	34,315	0.69	-	253,000	251,722
Mackinnon & Keells Financial Services Limited					
Leyden Bastian Road, Colombo 1.	34,733	0.45	-	205,200	193,179
Whittall Boustead Limited					
148, Vauxhall Street, Colombo 2.	102,251	3.06	-	398,497	386,045
Lanka Marine Services Limited					
69, Walls Lane, Colombo.	33,566	8.63	-	727,958	-
	676,564	24.84	3.41	2,915,998	2,098,101
PROPERTIES OUTSIDE COLOMBO CITY					
Ceylon Cold Stores Limited					
Kaduwela	221,665	26.91	-	213,834	192,126
Trincomalee	24,906	1.06	-	36,904	10,595
Jaykay Marketing Services (Pvt) Limited					
385, Negombo Road, Wattala.	12,820	-	0.30	18,466	20,219
270, Galle Road, Mount Lavinia.	10,705	-	0.34	6,618	9,415
Hekitta, Wattala.	-	5.00	-	36,040	52,106
John Keells Limited					
17/1, Temple Road, Ekala, Ja-ela.	-	3.25	-	36,279	1,300
Straatenwyke Estate, Ekala.	-	-	-	-	102,151
Keells Food Products Limited					
41, Temple Road, Ekala, Ja-ela.	58,679	3.00	-	64,797	62,385
Keells Realtors Ltd					
Canal Bank, Hendala, Wattala.	-	3.13	-	15,690	15,690
Hekitta, Wattala.	-	5.00	-	36,040	50,365
Keells Plantation Management Services (Pvt) Limited					
Ketandola	17,255	4.64	-	10,394	10,652
Namunukula Plantations Limited	836,730	-	29,131.77	270,472	276,874
Tea Smallholder Factories Limited	498,264	88.99	100.04	342,972	185,368
Trans-ware Logistics (Pvt) Limited					
Tudella, Ja-ela.	70,025	18.56	-	206,536	202,833

As at 31 March	Area (Bldgs) in Sq. Ft	Land in acres F/hold	Land in acres L/hold	Net Book Value in Rs.'000s 2003	Net Book Value in Rs.'000s 2002
John Keells Warehousing	145,000	-	6.00	120,945	-
John Keells Holdings Limited					
Randunukelle Estate, Weerawila	-	-	-	-	3,827
Keells Aquariums Limited					
Minuwangoda Road, Ja-ela	-	-	-	-	44,026
	1,896,049	159.54	29,238.45	1,415,988	1,239,932
HOTEL PROPERTIES					
Beruwela Walk Inn Limited					
Hotel Swanee, Beruwela.	56,406	4.00	-	95,200	87,316
Ceylon Holiday Resorts Limited					
Bentota Beach Hotel, Bentota	174,965	0.70	8.83	508,335	525,430
Coral Gardens Hotel, Hikkaduwa	167,350	-	4.37	250,000	260,695
Central Laundry	16,110	1.40	-	29,794	29,215
Sports & Recreation Bentota (Pvt) Limited					
Club Intersports, Bentota	26,391		2.69	45,655	38,176
Habarana Lodge Limited					
The Lodge, Habarana.	194,606	-	25.47	129,901	128,792
International Tourists & Hoteliers Limited					
Hotel Bayroo, Beruwela.	89,211	6.55	-	140,959	116,724
Kandy Walk Inn Limited					
The Citadel, Kandy.	116,725	5.79	-	225,858	215,469
Habarana Walk Inn Limited					
The Village, Habarana.	105,985	-	9.34	14,118	21,174
Trinco Walk Inn Limited					
Club Oceanic, Trincomalee.	86,960	28.24	-	184,634	140,117
Travel Club (Pte) Limited					
Velidhu, Republic of Maldives	140,641	-	17.19	172,090	203,879
Fantasea World Investments (Pte) Limited					
Club Hakururaa, Republic of Maldives	66,759	-	13.42	367,069	381,063
Unawatuna Walk Inn					
Unawatuna	1,285	12.69	–	30,962	9,571
Weerawila Walk Inn					
Randunukelle Estate, Weerawila	–	25.15	–	20,120	–
Resort Hotels, Nilaveli	4,485	44.37	–	84,301	–
	1,247,879	128.89	81.30	2,298,992	2,157,621
Total value of Land & Buildings	3,820,492	313.27	29,323.16	6,630,978	5,495,654

- The issued ordinary shares of John Keells Holdings Limited are listed on the Colombo Stock Exchange.
- Stock exchange ticker symbol for John Keells Holdings shares : JKH
- Newswire codes

Bloomberg : JKH.SL   Dow Jones : P.JKH   Reuters : JKH.CM

Distribution of Shareholders

		31st March 2003				31st March 2002			
		No. of Shareholders		No. of Shares Held		No. of Shareholders		No. of Shares Held	
			%		%		%		%
Less than	1,000	**2,718**	**51.56**	**993,239**	**0.53**	2,809	50.21	1,083,592	0.59
1,001 to	5,000	**1,393**	**26.42**	**3,414,005**	**1.82**	1,565	27.97	3,860,962	2.08
5,001 to	10,000	**482**	**9.14**	**3,417,134**	**1.82**	520	9.29	3,696,409	2.00
10,001 to	50,000	**430**	**8.15**	**8,909,368**	**4.75**	471	8.42	9,791,621	5.28
50,001 to	100,000	**92**	**1.74**	**6,593,033**	**3.51**	73	1.30	5,287,787	2.85
100,001 to	500,000	**88**	**1.66**	**20,799,519**	**11.08**	86	1.54	19,055,181	10.28
500,001 to	1,000,000	**29**	**0.55**	**23,085,860**	**12.30**	31	0.55	23,026,349	12.42
Over	1,000,000	**39**	**0.73**	**120,434,819**	**64.18**	40	0.72	119,543,976	64.50
Total		**5,271**	**100.00**	**187,646,977**	**100.00**	5,595	100.00	185,345,877	100.00

Market Information on Ordinary Shares of the company

		2002/2003		2001/2002	
Market Value					
Highest Price	(Rs)	**84.50**	**(30 Sep. 2002)**	72.75	(07 Dec. 2001)
Lowest Price	(Rs)	**54.00**	**(07 Aug. 2002)**	23.50	(17 Aug. 2001)
As at year end	(Rs)	**70.75**		58.00	
Trading Statistics					
Number of Transactions		**11,920**		14,625	
Number of Shares Traded		**52,607,900**		57,747,100	
% of Total Shares in Issue		**28.0**		31.2	
Value of all Shares Traded	(Rs)	**3,743,548,800**		2,814,780,850	
% of Total Market Turnover		**12.5**		15.8	
Market Capitalisation (Rs)	(Rs)	**13,276,023,623**		10,750,060,866	
% of Total Market Capitalisation		**7.6**		8.6	


JKH Share Volumes and Relative Performance vs. Market
150
140
130
120
110
100
90
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Mar-02
May-02
Jun-02
Jul-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Volume
JKH
All Share Index

Compostion of Shareholders

	31st March 2003			31st March 2002		
	Number of Shareholders	Number of Shares held	%	Number of Shareholders	Number of Shares held	%
Directors and Spouses	8	5,721,312	3.04	11	8,172,548	4.41
Executives and Connected Persons	98	18,424,129	9.82	105	4,412,862	2.38
Public - Resident	4,962	107,384,781	57.23	5,269	118,531,414	63.95
Public - Non Resident	202	55,600,451	29.63	209	53,549,555	28.89
Global Depository Receipts	1	516,304	0.28	1	679,498	0.37
	5,271	187,646,977	100.00	5,595	185,345,877	100.00

Twenty Largest Shareholders of the company

	31st March 2003		31st March 2002	
Shareholder's Name	No. of Shares	%	No. of Shares	%
Mr S E Captain	16,238,800	8.65	14,009,600	7.56
Mr R Rajaratnam	8,020,000	4.27	6,515,600	3.52
Employees Provident Fund	7,817,975	4.17	9,934,675	5.36
Mr K Balendra	6,571,001	3.50	6,456,601	3.48
Distilleries Company of Sri Lanka Ltd	6,471,900	3.45	6,471,900	3.49
Rubber Investment Trust Ltd	5,156,900	2.75	5,156,900	2.78
Genesis Group Trust Emerging Mkts Fund	4,779,858	2.55	4,779,858	2.58
Ohio State Teachers Retirement System	4,637,000	2.47	6,255,000	3.37
The Emerging Markets South Asian Fund	4,583,000	2.44	0	0.00
FS Asia Pacific	3,500,000	1.87	1,999,925	1.08
Mrs S Balendra	3,382,940	1.80	3,297,940	1.78
Mr A A N de Fonseka	3,311,526	1.76	816,226	0.44
Sri Lanka Insurance Corporation Ltd - Life Fund	3,061,239	1.63	3,338,394	1.80
Paints and General Industries (Exports) Ltd	3,009,600	1.60	2,285,000	1.23
Aberdeen Far East Emerging Economies Unit Trust	2,700,000	1.44	2,178,406	1.18
Mr V Lintotawela	2,608,401	1.39	2,449,601	1.32
Mr D J M Blackler	2,574,939	1.37	2,724,939	1.47
Chio State Teachers Retirement System	2,364,840	1.26	2,634,840	1.42
Mrs L V C Samarasinha	2,207,054	1.18	2,207,054	1.19
National Savings Bank	2,166,575	1.15	3,497,375	1.89

Scrip Issues since FY1992

Year ended 31 March	Issue	Basis	No. of new shares (mn)	Ex-Date
1992	Rights @ Rs160*	1:4	2.50	16-Jan-92
1993	Bonus	1:5	2.50	03-Sep-92
1994	GDRs	n/a	4.50	n/a
1995	Bonus	1:6	2.50	19-Jan-94
1995	Rights @ Rs190*	1:6	2.50	19-Jan-94
1996	Bonus	1:7	3.50	20-Dec-95
1997	Bonus	1:7	4.00	20-Jan-97
1998	Bonus	1:4	8.02	09-Jan-98
2000	Bonus	1:5	8.09	15-Jun-99
2000	Bonus	1:4	12.14	05-Jan-00
2001	Bonus	2:1	122.36	27-Jul-00
2004	Bonus	1:4	Pending	10-Jun-03

* Unadjusted prices

GDR History (in terms of ordinary shares, mn)

Year ended 31 March	Issued*	Converted	Balance
1994	4.50	0.00	4.50
1995	0.00	0.21	4.29
1996	0.59	0.20	4.67
1997	0.27	2.80	2.14
1998	0.28	1.06	1.37
1999	0.00	0.75	0.63
2000	0.26	0.52	0.36
2001	0.72	0.23	0.85
2002	0.00	0.17	0.68
2003	0.00	0.16	0.52

* First issued in FY1994 and subsequently increased along with bonus issues of ordinary shares

* GDRs/Ordinary shares = 1:2

Employee Share Options

Year ended 31 March	No. of options exercised (mn)
1997	0.02
1998	0.16
1999	0.27
2000	0.47
2001	0.02
2002	1.78
2003	2.30

* First exercised in FY1997

Dividends since FY1992

Year ended 31 March	Rate (%)	Net Dividends (Rs.'000s)
1992	30	34,701
1993	25	35,754
1994	25	47,340
1995	35	84,285
1996	28	77,586
1997	30	92,050
1998	40	155,783
1999	40	151,343
2000	30	168,150
2001	20	353,128
2002	20	329,869
2003	20	342,203

Share Capital

Year ended 31 March	No. of shares in issue (mn)
1990	10.00
1991	10.00
1992	12.50
1993	15.00
1994	24.50
1995	24.50
1996	28.00
1997	32.02
1998	40.21
1999	40.47
2000	61.18
2001	183.56
2002	185.35
2003	187.65

Name of Company	Business Activity	Issued Capital Rs.	Effective Holding %
Food and Beverage Segment			
Ceylon Cold Stores (Distributors) Ltd	Provides marketing and distribution services	90,000	57.02
Ceylon Cold Stores Ltd	Produces a range of carbonated drinks, ice creams and frozen meats, Operates two supermarkets	172,800,000	57.02
JayKay Foods (Pvt) Ltd	Provides marketing and distribution services	550,000	73.22
JayKay Marketing Services (Pvt) Ltd	Operates supermarkets	98,000,000	99.96
Keells Food Products Ltd	Produces processed meat products	50,000,000	73.22
Keells Restaurants (Pvt) Ltd	Franchisee for *Pizza Hut*	46,000,000	100.00
Transportation Segment			
DHL Keells (Pvt) Ltd	Express courier services	20,000,020	50.00
Keells Shipping (Pvt) Ltd	Shipping agency representation and logistics services	500,000	100.00
Lanka Marine Services Ltd	Importer and supplier of heavy marine fuel oils and lubricants	350,000,000	95.79
Mack Air Ltd	General Sales Agents for airlines	5,000,000	100.00
Mack Air Services Maldives (Pvt) Ltd	General Sales Agents for airlines in the Maldives	677,891	49.00
Mack International Freight (Pvt) Ltd	International freight forwarders and logistics services	3,000,000	100.00
Mackinnon Mackenzie & Co (Shipping) Ltd	Shipping agency representation and logistics services	5,000,000	99.69
Mackinnon Mackenzie & Co. of Ceylon Ltd	Foreign recruitment agents and consultants	90,000	99.50
Mackinnons American Express Travel (Pvt) Ltd	IATA accredited travel agents and travel related services	5,000,000	70.00
Matheson Keells Air Services (Pvt) Ltd	General Sales Agents for airlines in India	3,179,898	51.00
Matheson Keells Enterprises (Pvt) Ltd	Shipping agency representation and logistics services	21,056,444	51.00
P & O Nedlloyd Keells (Pvt) Ltd	Shipping Agency representation	2,500,000	60.00
South Asia Gateway Terminals (Pvt) Ltd	Ports and shipping services	3,788,485,900	26.25
Transware-Logistics (Pvt) Ltd	Integrated container depot operations and logistics services	220,000,000	50.00
Walkers Air Services Ltd	General Sales Agents for airlines	7,500,000	100.00
Walkers Tours Ltd - Airline Division	General Sales Agents for airlines	50,000,000	98.45
Whittall Boustead Ltd - Cargo Division	International freight forwarders and logistics services	99,188,800	99.96
Plantation Segment			
Exotic Horticulture (Pvt) Ltd	Growing of fruits and vegetables	10,000,000	50.00
John Keells (Teas) Ltd	Management of bought tea factories and others	120,000	100.00
John Keells Ltd	Commodity broking, renting office space	76,000,000	75.96
John Keells Warehousing (Pvt) Ltd	Warehousing of rubber and tea	60,000,000	75.96
Keells Plantation Management Services (Pvt) Ltd	Owns and manages Namunukula Plantations Ltd	241,062,500	51.00
Kegalle Plantations Ltd	Owns a fifty year lease of plantation land, production and marketing of tea/rubber	250,000,000	30.40
Maskeliya Plantations Ltd	Owns a fifty year lease of plantation land, production and marketing of tea and other crops	269,767,450	31.84
Namunukula Plantations Ltd	Owns a fifty year lease of plantation land, production and marketing of tea/rubber, oil palm and other crops	237,500,010	29.96
RPK Management Services (Pvt) Ltd	Owns and manages Kegalle and Maskeliya Plantations	75,000,000	50.00
Tea Smallholder Factories Ltd	Owns and operates factories for tea smallholders	150,000,000	37.62
Leisure Segment			
Beruwela Walk Inn Ltd	Owns and operates "Hotel Swanee" in Beruwela	9,000,000	69.94
Ceylon Holiday Resorts Ltd	Owns and operates "Bentota Beach Hotel" in Bentota and "Coral Gardens Hotel" in Hikkaduwa	78,977,880	79.94
Fantasea World Investments (Pte) Ltd	Owns and operates "Hakuraa Club" in the Maldives	42,185,146	100.00
Habarana Lodge Ltd	Owns and operates "The Lodge" in Habarana	72,000,000	82.08
Habarana Walk Inn Ltd	Owns and operates "The Village" in Habarana	25,000,000	97.64

Name of Company	Business Activity	Issued Capital Rs.	Effective Holding %
International Tourists and Hoteliers Ltd	Owns and operates "Beach Hotel Bayroo" in Beruwela	77,500,000	49.35
John Keells Conventions (Pvt) Ltd	Organising conventions and conferences	500,000	100.00
John Keells Maldivian Resorts (Pte) Ltd	Investment company in the Maldives	376,242,508	100.00
Kandy Walk Inn Ltd	Owns and operates "The Citadel" in Kandy	52,500,000	77.25
Keells Hotel Management Services Ltd	Managing and marketing of hotels	10,000,000	100.00
Keells Hotels (Pvt) Ltd	Investment in hotels	126,000,000	100.00
Keells Tours (Pvt) Ltd	Providing tourist transport	5,500,000	100.00
Mackinnon Tours Ltd	Inbound tour operators	3,000,000	100.00
Nature Odyssey (Pvt) Ltd	Eco and adventure related inbound tours	100,000	100.00
Resort Hotels Ltd	Owns land for development of hotel complex	750,070	79.94
Sports and Recreation Bentota (Pvt) Ltd	Owns and operates the "Club Intersport" complex in Bentota	10,000,020	79.94
Travel Club (Pte) Ltd - Male	Operates "Velidhu Island Resorts" in the Maldives	143,172,000	100.00
Trinco Walk Inn Ltd	Owns and operates "The Club Oceanic Hotel" in Trincomalee	30,000,070	100.00
Unawatuna Walk Inn Ltd	Owner of real estate	24,817,500	94.39
Walkers Tours Ltd	Inbound tour operators	50,000,000	98.45
Whittall Boustead (Travel) Ltd	Inbound tour operators	500,000	97.87
Wirawila Walk Inn Ltd	Owns land for development of hotel complex	15,000,000	100.00

Information Technology Segment

Name of Company	Business Activity	Issued Capital Rs.	Effective Holding %
Chartersoft (Pvt) Ltd	Provides software development services (Joint Venture)	15,750,000	50.00
John Keells Business Systems (UK) Ltd	Provides software development services in the UK	9,507	100.00
John Keells Computer Services (Pvt) Ltd	Provides software services	96,500,000	100.00
John Keells Institute of Information Technology (Pvt) Ltd	IT training institute	15,000,000	100.00
John Keells Office Automation (Pvt) Ltd	Dealers in office automation equipment	5,000,000	100.00
John Keells Software Technologies (Pvt) Ltd	Local sales of software packages	8,000,000	100.00
Keells Business Systems Ltd	Provides system integration solutions	15,000,000	100.00

Financial Services Segment

Name of Company	Business Activity	Issued Capital Rs.	Effective Holding %
John Keells Stock Brokers (Pvt) Ltd	Share broking	7,500,000	81.73
Nations Trust Bank Ltd	Commercial banking operations and owns Waldock Mackenzie Ltd, which deals in investment banking	500,000,000	24.99
Union Assurance Ltd	Underwriters of insurance	250,000,000	23.99

Others

Name of Company	Business Activity	Issued Capital Rs.	Effective Holding %
Bosanquet & Skrine Ltd	Export of bulk and value added tea	5,980,260	99.96
Gorden Frazer & Company Ltd	Trading of value added tea in domestic and export markets	10,000,000	99.96
J K Packaging (Pvt) Ltd	Printing and packaging for the export market	14,500,000	100.00
John Keells Holdings Ltd	Group Holding Company	1,876,469,770	
John Keells Singapore (Pte) Ltd	International trading	9,638,000	80.00
Keells Arabia Trading LLC	Marketing of tea in Arabia	3,869,504	49.00
Keells Consultants Ltd	Provides company secretarial services to the Group	160,000	98.13
Keells Realtors Ltd	Owns the garage complex in Mattakkuliya and office space in Colombo	75,000,000	92.05
Mackinnon & Keells Financial Services Ltd	Renting of office space	10,800,000	99.81
Mortlake Ltd	Investment company	3,000	100.00
Nexus Networks (Pvt) Ltd	Operates a loyalty card programme	100,000	99.99
Whittall Boustead (Teas) Ltd	Export of bulk and value added tea	499,980	99.96
Whittall Boustead Ltd - Investment Division	Company secretarial services and renting of office space	99,188,800	99.96
Whittall Boustead Ltd - Printing Division	Printing and packaging for the local market	99,188,800	99.96

Accrual Basis

Recording Revenues and Expenses in the period in which they are earned or incurred regardless of whether cash is received or disbursed in that period.

Capital Employed

Shareholders Funds plus Minority Interest and Debt.

Current Ratio

Current Assets divided by Current Liabilities.

Contingent Liabilities

A condition or situation existing at the Balance Sheet date due to past events, where the financial effect is not recognised because:

1. the obligation is crystalised by the occurrence or non occurrence of one or more future events or,
2. a probable outflow of economic resources is not expected or,
3. it is unable to be measured with sufficient reliability.

Debt

Long Term Loans plus Short Term Loans and Overdrafts.

Debt / Equity Ratio

Debt as a percentage of Shareholders Funds.

Dividend Payout Ratio

Dividends as a percentage of Group Profit Attributable to Shareholders.

Dividend Yield

Dividend per share as a percentage of the share price at the end of the period.

Earnings per Share

Profit Attributable to Shareholders divided by weighted average number of ordinary shares in issue during the period.

EBITDA

Earnings before Interest, Tax, Depreciation and Amortisation.

Effective Rate of Taxation

Income Tax, including deferred tax over Profit before Tax.

EV (Enterprise Value)

Market Capitalisation plus Net Debt.

Interest Cover

Consolidated Profit before Interest and Tax over Finance Expenses.

Market Capitalisation

Number of shares in issue at end of period multiplied by the share price at end of period.

Net Assets

Total Assets - Current Liabilities – Long Term Liabilities – Minority Interest.

Net Assets per Share

Net Assets, over number of ordinary shares in issue.

Net Debt

Debt – (Cash + Short Term Deposits).

Net Profit Margin

Profit attributable to Shareholders divided by Turnover inclusive of share of Associate company Turnover.

Pre-tax Return on Capital Employed

Consolidated Profit before Interest and Tax as a percentage of Average of Capital Employed.

Price Earnings Ratio

Market price per share over Earnings per Share.

Quick Ratio

Cash + Short term Investments + Receivables, divided by Current Liabilities.

Return on Assets

Profit attributable to Shareholders divided by average Total Assets.

Return on Equity

Consolidated Profit after Tax and Minority Interest as a percentage of average Shareholders' Funds.

Sales to Asset Ratio

Turnover including share of Associate compay turnover divided by average Total Assets.

Shareholder' Funds

Total of issued and fully paid Share Capital, Capital Reserves and Revenue Reserves.

Total Shareholder Return

$(P_1 - P_0 + D) / P_0 \times 100$

P_1 = Share price at the end of the financial year

P_0 = Share price at the end of the previous financial year

D = Dividend for the year

Total Value Added

The difference between net revenue after adjusting for other income divided by, expenses and the cost of materials and services purchased from external sources.

Notice of Meeting

Notice is hereby given that the Twenty Fourth Annual General Meeting of John Keells Holdings Limited will be held on Friday 27th June 2003 at 10.00 a.m. at the Ceylon Chamber of Commerce, Nawam Mawatha, Colombo 2.

The business to be brought before the meeting will be:

- to read the notice convening the meeting
- to confirm the minutes of the Twenty Third Annual General Meeting of the Company held on 28th June 2002
- to receive and consider the Report of the Directors and the Statement of Accounts for the Financial Year ended 31st March 2003 and the Auditors' Report thereon
- to declare a final dividend of 10% as recommended by the Board of Directors
- to re-elect as Director, Mr. J. R. F. Peiris, who retires in terms of Article 91 of the Articles of Association of the Company
- to re-elect as Director, Mr. S. Easparathasan, who retires in terms of Article 84 of the Articles of Association of the Company
- to authorise the Directors to determine and make donations
- to re-appoint Auditors and to authorise the Directors to determine their remuneration
- to consider any other business of which due notice has been given

Notes

i. A member unable to attend is entitled to appoint a Proxy to attend and vote in his/her place.

ii. A proxy need not be a member of the Company.

iii. A member wishing to vote by Proxy at the Meeting may use the Proxy Form enclosed.

iv. In order to be valid, the completed Proxy Form must be lodged at the Registered Office of the Company not less than 48 hours before the meeting.

v. The transfer books of the Company will be closed from 20th June 2003 to 27th June 2003, both days inclusive.

vi. Provided the final dividend as recommended by the Board is declared, it is proposed that the dividend warrants be posted on 27th June 2003.

By Order of the Board

Keells Consultants Limited
Secretaries

26th May 2003

I/We .... of

.... being a

member/s of John Keells Holdings Limited, hereby appoint ....'

.... of

.... or failing

him/her

Mr. Vivendra Lintotawela	of Colombo, or failing him
Mr. Susantha Chaminda Ratnayake	of Colombo, or failing him
Mr. Ajit Damon Gunewardene	of Colombo, or failing him
Mr. Gerard Sumithra Abeywardene Gunasekera	of Colombo, or failing him
Mr. James Ronnie Felitus Peiris	of Colombo, or failing him
Mr. Emmanuel Franklyn Gamini Amerasinghe	of Colombo, or failing him
Mr. Saravanamuthu Easparathasan	of Colombo, or failing him
Mr. Tarun Das	

as my/our proxy to represent me/us and to vote for me/us on my/our behalf at the twenty-fourth Annual General Meeting of the company to be held on Friday, 27th June 2003 at 10.00 a.m. and at any adjournment thereof and at every poll which may be taken in consequence thereof.

AS WITNESS my/our hand is placed this ....day of ....2003.

....

Signature/s

Form of Proxy

Instructions as to Completion

1. Please perfect the Form of Proxy by filling in legibly your full name and address, by signing in the space provided and filling in the date of signature.
2. The completed Form of Proxy should be deposited at the Registered Office of the company at No. 130, Glennie Street, Colombo 2 not less than 48 hours before the time appointed for the holding of the meeting.
3. If the Form of Proxy is signed by an Attorney, the relative Power of Attorney should accompany the Form of Proxy for registration, if such Power of Attorney has not already been registered with the company.
4. If the appointer is a company or Corporation, this Form must be executed under the Common Seal or by a duly Authorised Officer of the company or Corporation.
5. If this Form of Proxy is returned without any indication of how the person appointed as Proxy shall vote, then the Proxy shall exercise his/her discretion as to how he/she votes or, whether or not he/she abstains from voting.

Please fill in the following details:

Name : ....

Address : ....

: ....

: ....

Jointly with : ....

Share Folio No : ....

To request information or submit a comment/query to the company, please complete the following and return this page to –

Corporate Communications Division,
John Keells Holdings,
P.O. Box 76,
130, Glennie Street,
Colombo 02, Sri Lanka.

Name : ....

Permanent Mailing Address : ....

....

Contact Numbers – (Tel) : ....
Country Code *Area Code* *Number*

– (Fax) : ....
Country Code *Area Code* *Number*

E-mail : ....

Name of company : ....
(If Applicable)

Designation : ....
(If Applicable)

Company Address : ....
(If Applicable)

....

Queries / Comments

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Corporate Information

Name of Company
John Keells Holdings Limited

Legal Form
Public Limited Liability Company
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Directors
[illegible]otawela - Chairman
[illegible] C Ratnayake - Joint Managing Director
[illegible] D Gunewardene - Joint Managing Director
[illegible] S A Gunasekera
[illegible] Peiris
[illegible] E G Amerasinghe
[illegible] S Easparathasan
[illegible] Das

Board Audit Committee
[illegible] S Easparathasan - Chairman
[illegible] E G Amerasinghe

Board Remuneration Committee
[illegible] E G Amerasinghe - Chairman
[illegible] Easparathasan
[illegible]otawela

Board Nominations Committee
[illegible] E G Amerasinghe
[illegible] S Easparathasan
[illegible]otawela

Secretaries and Registrars
Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors
Ernst & Young
Chartered Accountants
PO Box 101
Colombo
Sri Lanka

Bankers
Bank of Ceylon
CitiBank NA
Commercial Bank
Deutsche Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
Nations Trust Bank
NDB Bank
People's Bank
Seylan Bank
Standard Chartered Bank

Depository for GDRs
CitiBank NA
New York

Registered Office of the Company
130 Glennie Street
Colombo 2
Sri Lanka

Contact Details
PO Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : (94 1) 306000
Facsimile : (94 1) 447087
Internet : www.keells.com
Email : jkh@keells.com